Form 20-F/A
period 2005-06-30
BHP BILLITON PLC; BHP BILLITON LTD
filed 2005-11-10
CIK 1171264, 811809

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F/A

Amendment No. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED 30 JUNE 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-09526

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Commission file number: 001-31714

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Securities registered or to be registered

pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered	Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange	American Depositary Shares*	New York Stock Exchange

Ordinary Shares**	New York Stock Exchange	Ordinary Shares, nominal value US$0.50 each**	New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Receipt represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc, as the case may be.

**	Not for trading, but only in connection with the listing of the applicable American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	BHP Billiton Limited	BHP Billiton Plc
Fully Paid Ordinary Shares	3,587,977,615	2,468,147,002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒    No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐    Item  18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐    No    ☒

EXPLANATORY NOTE

BHP Billiton Limited and BHP Billiton Plc are filing this Amendment No. 1 on Form 20-F/A to their Annual Report on Form 20-F for the fiscal year ended 30 June 2005, which was originally filed with the Securities and Exchange Commission on 3 October 2005, to amend Items 5, 11 and 18, each of which is amended by replacing such Item in its entirety. Item 5 is amended to provide additional detail regarding the calculation of turnover derived from base metal sales agreements that provide for provisional pricing at the time of shipment. Item 11 is amended to clarify the cross references to information contained in Item 5 and Note 29 to the BHP Billiton Group Annual Financial Statements. Item 18 is amended to:

•	correct the reference to the date on which KPMG Audit Plc signed the audit report contained therein;

•	provide additional detail under the headings “Accounting Policies—Turnover” and “US Generally Accepted Accounting Principles disclosures” to describe the calculation of turnover derived from certain sales agreements that provide for provisional pricing at the time of shipment; and

•	correct a rounding error in the amount stated as earnings per share (basic) (US cents) in the Consolidated Profit and Loss Account for the year ended 30 June 2005.

This Amendment does not reflect events that have occurred after the 3 October 2005 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented in the original Form 20-F, except to reflect the amendments described above.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

This Operating and Financial Review and Prospects section is intended to convey management’s perspective of the BHP Billiton Group and its operational and financial performance. We intend this disclosure to assist readers to understand and interpret the BHP Billiton Group Annual Financial Statements included in this report. This section should be read in conjunction with those financial statements, together with the accompanying notes.

This Operating and Financial Review and Prospects section is divided into the following parts:

Our Business – a general description of our business; the main drivers of value; the economic factors affecting our business; the key measurements we use to assess our performance; and the trends and uncertainties we have identified that significantly affect our business.

Application of Critical Accounting Policies and Estimates – a discussion of our accounting policies that require critical judgements and estimates.

Results of Operations – an analysis of consolidated results of operations of the BHP Billiton Group for the three years presented in our financial statements.

Liquidity and Capital Resources – an analysis of cash flows and sources and uses of cash.

Off-Balance Sheet Arrangements – an analysis of financial arrangements that are not reflected on our balance sheet.

Tabular Disclosure of Contractual Obligations – an analysis of our debts and contractual obligations.

Our Business

DLC Structure and Basis of Presentation

The BHP Billiton Group combines BHP Billiton Limited and BHP Billiton Plc in a dual listed companies (DLC) structure. BHP Billiton Limited and BHP Billiton Plc remain separate publicly listed companies, but are run by a unified Board and management team. Through a series of contractual and constitutional arrangements, shares in each company effectively represent equivalent interests in a single group combining the assets and liabilities of both companies, carrying equal voting rights per share and receiving equal dividends.

BHP Billiton Limited and BHP Billiton Plc each reports, as its primary financial statements under the requirements of the US Securities and Exchange Commission (SEC), the BHP Billiton Group’s consolidated financial statements prepared in accordance with generally accepted accounting principles in the United Kingdom and presented in US dollars. These consolidated financial statements account for the DLC structure on a “pooling-of-interests” basis as though the two companies had been operating as a single enterprise on a historical basis.

Description of the BHP Billiton Group

The BHP Billiton Group is the world’s largest diversified resources group by market capitalisation, turnover and profit. We had a combined market capitalisation of approximately US$82 billion as of 30 June 2005 and we generated combined turnover and attributable profit (including exceptional items) of US$31.8 billion and US$6.4 billion, respectively, for the year ended 30 June 2005. We generate most of our turnover, profit and cash flows by discovering or acquiring mineral resources, extracting them through mining, drilling and processing operations, and selling them to our customers. We divide our business into seven business units, or Customer Sector Groups (CSGs):

•	Petroleum, which produces crude oil, natural gas and liquefied natural gas;

•	Aluminium, which produces aluminium and alumina;

•	Base Metals, which produces copper, silver, zinc, lead and, since the acquisition of WMC in June 2005, uranium;

•	Carbon Steel Materials, which does not produce carbon steel, but produces the metallurgical coal, iron ore and manganese used in the production of carbon steel;

•	Diamonds and Specialty Products, which encompasses our diamonds and titanium minerals businesses, minerals exploration and technology and, since the acquisition of WMC in June 2005, our fertilisers business;

•	Energy Coal, which produces energy coal for use in electricity generation; and

•	Stainless Steel Materials, which does not produce stainless steel, but produces the nickel metal, and nickel ferroalloys and chrome (until May 2005) used in the production of stainless steel.

We generally produce products in the southern hemisphere and sell into the northern hemisphere. Our major production operations are in Australia, Latin America and Southern Africa. Our sales are geographically diversified. About a third of our turnover is generated in Asia (in particular, China, South Korea and Japan), about a third in Europe and the balance in the rest of the world, mainly Australia, North America and Southern Africa. We also sell product sourced from third party producers. In 2004-2005, third party product represented approximately 21.8% of our turnover but only 1.2% of our profit before interest and taxation.

Key Value Drivers of Our Business

Our strategy is based around discovering or acquiring and developing large, low-cost, high reserve assets to produce stable cash flows that support an ongoing programme of exploration and development of new assets, as well as providing consistent returns to shareholders. In executing this strategy, we focus on seven key drivers of value:

•	Outstanding assets – our strategy is built around consistently focusing on maximising the operating performance of our large, low-cost, high-reserve assets (which we call our tier 1 assets) by reducing costs and improving efficiencies within our businesses to produce good margins and consistent cash flows, while minimising environmental damage and achieving high levels of safety.

•	Growth from deep inventory of projects – we aim to use our strong cash flows to invest in our pipeline of development projects, which we expect to provide growth in our business in future years. Our execution of this strategy depends largely on the success of our project management skills, which are reflected in measures such as adherence to budgets and schedules in commissioning new projects.

•	Customer-centric marketing – we have focused our marketing activities on better understanding and meeting the needs of our customers, improving our market share and customer base by developing close relationships with our key customers, improving our ability to anticipate demand, and understanding and reducing our operational and logistical risk, all of which assists us to sell more product at higher margins.

•	The portfolio effect – by operating a portfolio of assets that are diversified across product segments and geographical regions, we benefit from a number of natural hedges that have historically resulted in relatively stable cash flows despite significant recent world events, and volatility in commodity and currency markets over time.

•	The Petroleum CSG – our Petroleum CSG aims to drive value through meeting the growing demand for energy. The current goal of the Petroleum CSG is to increase production profitably through the commissioning of new projects, while at the same time maintaining or increasing our oil and gas reserves at low discovery costs.

•	Innovation – we strive for innovation across our operations, including developing and applying new mining and exploration technologies, such as the FALCONTM airborne gravity gradiometer, improved mining and production processes, such as our patented bio-leaching technology to extract copper from low-grade sulphide ores, and leading business practices. Innovative technology allows us to decrease production costs.

•	Employees – we devote considerable effort towards securing the right people and getting the best out of them in four key ways:

•	Organisation effectiveness, which means effectively aligning our organisational structure with our goals and operations;

•	Resourcing, in particular, ensuring that we have the right people in the right roles;

•	Succession planning and development; and

•	Performance management, in particular our management review and incentive programmes.

Key Measures

We use a number of measures to assess how well we have performed in the areas we have identified as key drivers. The key financial measure of our overall strategy is the amount of attributable profit after tax that we earn over time. In 2004-2005, attributable profit after tax (including exceptional items) was approximately US$6.4 billion, an increase of US$3 billion, or 89.3%, from 2003-2004. The following measures assist us to track various aspects of the business that contribute to the overall result:

Health, safety, environment and community – The principal measure of our health and safety performance is our “Classified Injury Frequency Rate”, which is the number of classified injuries per million work-hours. Classified injury is defined as any workplace injury that has resulted in the person not returning to their unrestricted normal duties after the day on which the injury was received. Our performance in health and safety during 2004-2005 was mixed, the principal negative being three fatalities. This compares to seventeen in 2003-2004. On a positive note, there was a 21% reduction in our Classified Injury Frequency Rate to 3.9 and a 23% reduction in work related illnesses compared to 2003-2004. In relation to our effect on the environment, our disposal of hazardous waste increased by 15% in 2004-2005 due to several closed sites undergoing demolition and clean up. Community donations (on a three-year rolling average) totalled 1% of pre-tax profits which equals our target level. Although this percentage has decreased from 1.3% in 2003-2004, the actual value of these donations has increased significantly due to the increased profits.

Growth projects – We substantially completed eight major projects (‘major’ being over US$100 million our share) during 2004-2005 with forecast final capital expenditure totalling US$1,786 million, against total approved capital expenditure of US$1,762 million, a 1.4% increase from the overall approved amount. Additionally, we approved four further major projects during the period with total approved capital expenditure of US$2,029 million. Another six major projects are under development with approved capital expenditure as at 30 June 2005 of US$3,410 million. Of the 10 projects that are under construction, eight are within approved expenditure limits and all are tracking on or ahead of schedule. The exceptions are the Ravensthorpe nickel development and the Yabulu extension project. In September 2005, we revised the forecast costs of these projects upwards by US$290 million and US$110 million respectively due to the strengthening of the Australian dollar, increases in contractor margins due to a shortage of engineering skills and other services, and the increased cost of raw materials.

Operational efficiency – In order to assess whether we are operating our assets efficiently across the Group, we look primarily at profit before interest and taxation. Profit before interest and taxation is a good measure of the performance of particular CSGs because substantial components of our tax and interest charges are levied at a Group, rather than CSG, level. We continue to pursue a number of operational efficiency projects at our operations, which we call our “Operational Excellence” initiatives. Operational Excellence is our preferred business improvement methodology, the programme broadly covers two areas:

•	Six Sigma – an improvement methodology that equips employees with the skills, tools and behaviours to bring about improvement. The improvements include all areas of the business, with particular focus on production, de-bottlenecking and incremental cost improvements; and

•	Networks – a way of people connecting across the organisation to communicate, share knowledge and help each other solve problems.

Stable cash flow – If we are successful in diversifying our portfolio of assets across commodities and geographical regions, we would expect that, although results in individual CSGs may be volatile, our aggregate cash flows across the Group will be relatively stable. In this respect, our available cash flow (net operating cash flow after paying tax and interest, but before capital expenditure, acquisitions or dividends) was US$8.7 billion in 2004-2005, compared to US$5.1 billion in 2003-2004. However, we have seen a synchronised upward movement in commodity prices driven largely by Chinese demand which has introduced increased volatility in our commodity portfolio and therefore cash flows. The upward synchronisation of prices, while currently a positive impact, raises the potential of downward synchronisation in the event of China growth stalling.

Liquidity and capital management – We monitor our overall net debt level both in absolute terms and as a percentage of our net debt plus net assets, which we refer to as our gearing level. At 30 June 2005, our net debt was US$9.7 billion, and our gearing level was 35.7%. Assuming all else were equal, a higher gearing level would result in a higher return on equity, but increase the risk that we would be unable to meet our debt obligations. We also monitor our ability to meet our interest payment obligations from our profit before depreciation, amortisation, interest and tax, which we term our interest cover ratio. For this purpose, we use net interest, which includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, and exchange differences arising from net debt. For 2004-2005, we had an interest cover ratio of 34.7 times, compared to 21.1 times for 2003-2004. Our ratio of earnings to fixed charges, which is calculated on earnings after depreciation and amortisation, was 18.5 compared to 10.9 in 2003-2004.

Petroleum reserves – Proved reserves booked during 2004-2005 totalled 141 million barrels of oil equivalent giving a reserves replacement ratio of 118%, compared to 48 million barrels of oil equivalent giving a reserves replacement ratio of 39% in 2003-2004.

External Factors Affecting Our Results

The following section describes some of the external factors that have a material impact on our financial condition and results of operations. We manage the risks discussed in this section under our portfolio management approach, which relies on the effects of diversification, rather than individual price risk management programmes. You should refer to note 29 ‘Financial instruments’ in the 2005 BHP Billiton Group Annual Financial Statements for details of our hedge transactions outstanding at 30 June 2005.

Commodity prices

The prices we obtain for our commodities are determined by, or linked to, prices in world commodity markets which have historically been subject to substantial variations because of fluctuations in supply and demand, particularly in the petroleum industry and certain sectors of the minerals industry. We expect that volatility in prices for most of our commodities will continue for the foreseeable future. This volatility has an impact on our revenues and profits from period to period.

Our main commodities are aluminium, alumina, copper, iron ore, nickel, ferroalloys, metallurgical and energy coal, oil, gas and liquefied petroleum gas. Metals such as aluminium and copper are generally sold under contract, often long-term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metals Exchange, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply.

Aluminium - The aluminium market strengthened considerably in 2004-2005 compared to 2003-2004. Chinese demand remained strong and demand increased in Japan and Europe in the first half of 2004-2005. The second half of 2004-2005 was dominated by oversupply in Asia, growing concern over the US economy and lacklustre economic data from Europe.

Alumina - The alumina market throughout 2004-2005 was influenced by demand from the Chinese market. During 2004-2005, the market largely recovered from the lower levels experienced during the first half of calendar year 2004. Price levels reached US$420-430 per tonne inclusive of freight in the first half of 2004-2005 and remained relatively stable around this point for the remainder of the fiscal year. Apart from strong Chinese demand, the market price level was also supported by purchase interest from the Middle East, Indonesia, India and Russia.

Copper - Copper prices appreciated significantly in 2004-2005 over 2003-2004. Strong world industrial production growth meant increased demand with stocks falling as consumption outstripped supply. Another strong factor has been the softening of the US dollar. With global production growth slowing and supply increasing, prices may stabilise. However, with stock levels low and Chinese demand growth still relatively strong, prices are expected to remain well above their long term average over the next twelve months.

Nickel - Historically, nickel prices have been more volatile than those of most other metals. During the 1990s the nickel price weakened from the collapse of nickel consumption in the former Soviet Union and the redirection of its production to world markets. This excess production has been fully absorbed and world nickel producers are operating close to full capacity. As no significant increase in capacity is expected in the market over the next eighteen months, the nickel price is expected to show strength but also volatility.

Coal - Short-term, metallurgical coal demand is expected to remain positive although there were indicators at the end of 2004-2005 that demand may be slowing. Demand for energy coal continues to grow in absolute terms as world demand for electricity fuel increases, with prices fluctuating in the short term based on supply-demand fundamentals but continuing to be consistently below oil and gas prices on an energy equivalent basis.

Iron Ore – With respect to iron ore, there was strong growth in 2004-2005 over 2003-2004 due to ongoing high demand from China and sustained Japanese demand on the back of strong steel production. Despite pessimism in the global steel outlook, global steel production continued to pick up pace during 2004-2005. China continues to be the driver for the world iron ore demand due to its increasing steel production. Despite this, there is some concern that domestic Chinese consumption is lagging. The underlying dynamic is driven by the Chinese government’s desire to cool both the demand and supply of the domestic steel industry, and regulate demand to a lower but more sustainable level.

Oil and Gas - Oil and gas prices are dominated by global supply and demand conditions, linked to industrial production and political factors with the Organisation of Petroleum Exporting Countries (OPEC). Uncertainty of supply resulting from continuing tensions in the Middle East continued to unsettle the market over 2004-2005, with the oil price reaching an all time high in mid June 2005. On the demand side, a warmer than expected North American winter coupled with a stabilisation / growth of US reserve stocks, were somewhat offset by a colder than anticipated North Asian winter combined with continued increased consumption in China.

The prices of several of our main commodities, including our oil and gas prices, may also be affected by changes in economic and political conditions around the world as a result of acts of terrorism, hostilities or war.

Exchange rates

We are exposed to exchange rate transaction risk on foreign currency sales and purchases. For example, our products are predominantly priced in US dollars. As a result, fluctuations in the Australian dollar or South African rand, which account for a substantial portion of our operating expenses, relative to the US dollar could have a material impact (positive or negative) on our financial condition and results of operations.

We are also exposed to exchange rate translation risk in relation to our foreign currency denominated monetary assets and liabilities, including debt and other long-term liabilities (other than site restoration provisions at operating sites). Exchange rate movements negatively impacted our profit before interest and taxation in 2004-2005 by US$465 million compared to 2003-2004, including US$40 million relating to net monetary liabilities.

Our losses on restatement of all non-US dollar net monetary liabilities, including debt and tax liabilities, were US$40 million, US$278 million and US$380 million in the years ended 30 June 2005, 2004 and 2003, respectively. Our legacy foreign currency hedges in effect prior to the merger of BHP Limited and Billiton Plc expired during the 2003-2004 financial year. Our gains and losses on these hedges amounted to gains of US$39 million and losses of US$86 million in the years ended 30 June 2004 and 2003, respectively.

The following table indicates the estimated approximate impact on 2004-2005 net profit after tax of changes in exchange rates which resulted in the restatement of Australian dollar or South African rand debt and net monetary liabilities. (All other factors remain constant in this calculation and only exchange rates have been amended as part of this analysis):

Estimated approximate impact on 2004-2005 net profit after tax of changes of:	US$ Million
Australian dollar (USc1/A$)
Net monetary liabilities [1]	15
South African rand (0.2 Rand/US$)
Net monetary liabilities [1]	30
Rand debt	3

[1]	Impact based on difference in opening and closing exchange rates for the period.

Interest rates

We are exposed to interest rate risk on our outstanding borrowings and investments. Our policy on interest rate exposure is for interest on our borrowings to be on a US$ floating interest rate basis. Deviation from our policy requires the prior approval of our Financial Risk Management Committee and is managed within our Cash Flow at Risk limit. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. As at 30 June 2005, we have US$2.9 billion of fixed interest borrowings that have not been swapped to floating rates, arising principally from legacy positions which were in existence prior to the merger creating the DLC structure and US$700 million from the acquisition of WMC.

Trends and Uncertainties

We operate our business in a dynamic and changing environment, and with information that is rarely complete and exact. In this section, we discuss the most important areas where management sees trends occurring that may materially affect our future financial condition and results of operations, risks that could have a material adverse effect on our business and areas where we make decisions on the basis of information that is incomplete or uncertain.

Commodity price, currency exchange rate and interest rate volatility – Our business is exposed to the volatility of each of these market-based variables. Our current position and approach for each of these is outlined above under “External Factors Affecting Our Results”.

Operating costs and capital expenditures – While higher commodity prices over the past few years have increased our turnover, they have also resulted in higher costs for many of our inputs. In addition, the strong demand for commodities has resulted in higher levels of exploration and development activity in the mining industry, particularly in Australia. The resulting demand for resources such as steel and skilled labour has pushed our costs higher. Some of the higher costs have resulted from our efforts to increase short-term production to take advantage of the current high price environment. Our challenge is to ensure that these higher costs do not become a permanent structural change to our cost base. We are also observing higher than expected costs on our Ravensthorpe and Yabulu extension projects, and in September 2005, revised the forecast costs on these projects accordingly.

Growth in product demand – Global economic growth rates have slowed from the exceptionally high levels seen in 2004. In the United States, growth rates continue above the long-term trend, but we expect higher interest rates and higher energy prices to keep growth rates below 2004’s level. Elsewhere, leading indicators point to a slowing in Japan after a stronger than anticipated first half of 2005, whilst the growth environment in Europe generally remains challenging. However, the emerging economies do remain buoyant, offsetting slowing growth in the OECD nations. As a result, we continue to expect the global economy to experience an above trend growth rate in 2005-2006, thereby providing a sound underpinning for commodity demand. We have not altered our view that China will remain a large and sustainable consumer of raw materials and resources over the coming decades and the Chinese government’s recently announced measures to tackle the excessive growth rates in certain sectors of their economy are to be welcomed. Having said this, we also believe that developing economies, like all economies, will be subject to business cycles which will impact economic activity from time to time.

Exploration and development of resources – Because most of our revenues and profits are related to our oil and gas and minerals operations, our results and financial condition are directly related to the success of our exploration efforts and our ability to replace existing reserves. However, there are no guarantees our exploration programme will be successful. When we identify an economic deposit there are often significant challenges and hurdles entailed in its development, such as negotiating rights to extract ore with governments and landowners, design and construction of required infrastructure, utilisation of new technologies in processing and building customer support.

Health, safety and environment – Central to our business is a commitment to health, safety, environmental responsibility and sustainable development. Our aims are to achieve zero harm in our health and safety performance, to embed a systematic approach to environmental risk management and to increase our engagement with host communities. Quite often these aims will lead to the implementation of standards that exceed applicable legal and regulatory requirements. Apart from our belief that applying best industry practice in health, safety and environment management is part of being a good corporate citizen, we believe establishing a track record of minimising health, safety and environmental impacts leads to higher levels of trust in the communities in which we operate, and among the governments that regulate us and the organisations that monitor our conduct.

Given the nature of our operations, there remains a risk that, despite our best efforts, health, safety or environmental incidents may occur that could result in fines or remediation expenditures and damage our reputation, making it harder for us to do business in the future. Our activities are also highly regulated by health, safety and environmental laws in a number of jurisdictions. While we believe we are currently operating in accordance with these laws, as regulatory standards and expectations are constantly developing and generally becoming more onerous, we may be exposed to increased litigation, compliance costs and unforeseen environmental remediation expenses.

Three examples of material uncertainties identified by management as key risks to our business are: the regulation of greenhouse gas emissions and potential reductions in fossil fuel consumption per capita and general consumption associated with such regulation; the impact upon workers in our South African business of the high HIV/AIDS infection rate; and compliance with European regulations requiring proof that mineral resources can be used without affecting health or the environment.

WMC Acquisition - In March 2005, we announced a cash offer for WMC Resources Ltd (WMC), an Australian-based resource company. As of 30 June 2005 we owned approximately 93% of WMC, with payment for 100% ownership completed on 2 August 2005 at a total acquisition cost of US$7.2 billion funded by cash on hand, short-term borrowings and borrowings of US$ 3 billion under our acquisition finance facility. Our results for 2004-2005 include the results of WMC for the month of June 2005.

This transaction provides the ability to build on our existing nickel and copper businesses, as well as introducing uranium to our suite of energy products. In addition to providing immediate production to service global customers, the acquisition provides significant growth opportunities. The transaction is fully aligned with our strategy of developing, operating and maximising the performance of large, long life, low cost assets and provided a unique opportunity to acquire operational tier 1 assets in a stable, developed economy well positioned to service the growing demand for commodities in Asia.

The planning process for the integration of the WMC assets into the BHP Billiton Group portfolio began in late 2004, and a dedicated integration team has been in place since our bid was announced in March 2005. This integration, critical to the early realisation of value, is proceeding to plan. Unfortunately, as a consequence, in excess of 400 permanent positions (including those filled via contractors) are expected to be eliminated. The one-off cost generated by this activity is expected to be US$95 million, and US$50 million of this amount was expensed in 2004-2005 as an exceptional item. We expect to achieve annual corporate cost efficiencies of approximately US$85 million.

The management of the former WMC assets has now been devolved to the Stainless Steel Materials, Base Metals, and Diamonds and Speciality Products CSGs, and the financial results of the assets are reported within these groups.

Application of Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported turnover and costs during the periods presented therein. On an ongoing basis, our management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

We have identified the following critical accounting polices under which we are required to make estimates and assumptions and where actual results may differ from these estimates under different assumptions and conditions and may materially affect our financial results or financial position reported in future periods.

Reserve estimates

The reserves we report in this annual report are our estimates of the amount of product that we can economically and legally extract from our properties. In order to calculate our reserves, we must make estimates and assumptions about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires us to determine the size, shape, and depth of orebodies or fields by analysing geological data such as drilling samples. This process may require us to make complex and difficult geological judgements and calculations in order to interpret the data.

Industry Guide 7, issued by the SEC, sets out the requirements in relation to reporting of mineral reserves in SEC filings. It requires us to base our economic assumptions on current economic conditions. With respect to the prices at which we assume that we will be able to sell our products, we use existing contract prices for commodities that we sell under long-term contracts, such as iron ore and coal, and the three-year historical average for commodities that are traded on the London Metals Exchange, such as copper and nickel. We are also required to report our ore reserves in our home jurisdictions, Australia and the UK, under the Australasian Code for reporting of Mineral Resources and Ore Reserves September 1999, known as the JORC Code. The JORC Code requires us to use reasonable investment assumptions to calculate our reserves, which may differ from assumptions based on current economic conditions. For example, if prices remain above long term historical averages for an extended period, our price assumptions for SEC purposes may reflect the higher prices, while our internal assumptions about future prices may result in us using lower prices to estimate reserves under JORC, and vice versa. Higher price assumptions generally result in higher estimates of reserves. For this reason, we sometimes report different reserves under Industry Guide 7 to those we report under the JORC Code.

We report our oil and gas reserves in this annual report, and also in our home jurisdictions, Australia and the UK, based on prices prevailing at the time of the estimates as required under Statement of Financial Accounting Standards No. 69 “Disclosures about Oil and Gas Producing Activities”, issued by the US Financial Accounting Standards Board.

Because the economic assumptions we use to estimate reserves change from period to period, and because we generate additional geological data as we undertake operations, our estimates of reserves may change from period to period. Changes in reported reserves may affect us in a number of ways, including the following:

•	Our asset carrying values may be affected due to changes in estimated future cash flows;

•	Our depreciation, depletion and amortisation charged against the profit and loss account may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

•	Our deferred overburden removal costs recorded on the balance sheet or charged against the profit and loss account may change due to changes in stripping ratios or where such charges are determined by the units of production basis;

•	Our decommissioning, site restoration and environmental provisions may change where changes in our estimated reserves affect our expectations in respect of the timing or cost of these activities; or

•	Our provisions against deferred tax assets may change due to changes in our estimate of the likely recovery of the tax benefits.

Exploration, evaluation & development expenditure

We capitalise certain exploration, evaluation and development expenditure for UK GAAP where we consider it likely that we will be able to recover the expenditure by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This process necessarily requires our management to make certain estimates and assumptions as to future events and circumstances, in particular, whether we can establish an economically viable extraction operation. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written-off to the profit and loss account. An amount of US$479 million has been carried forward in net tangible fixed assets as capitalised exploration and evaluation expenditure at 30 June 2005. This primarily related to capitalised petroleum exploration and evaluation costs, mainly for activities in the Gulf of Mexico.

Tangible assets valuation

We review the carrying value of each income-generating unit at least annually to evaluate whether the carrying amount is recoverable. We may review an asset more regularly if an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. We determine if an asset is impaired by comparing its carrying value with the higher of its net realisable value and value in use. Net realisable value is our estimate of the amount at which an asset could be disposed of, less any direct selling costs. We generally determine value in use by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. We estimate future cash flows based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves (see “Reserve estimates” above), operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets. In such circumstances, some or all of the carrying value of these assets may be impaired and we would charge the impairment against the profit and loss account.

Defined benefit pension costs and other post-retirement benefits

We operate or participate in a number of post-retirement schemes (including pensions and medical benefits plans) throughout the world. We believe the funding of the schemes complies with local regulations. The assets of the schemes, where applicable, are generally held separately from ours and are administered by trustees or management boards.

We use Statement of Standard Accounting Practice (SSAP) 24 “Accounting for Pension Costs” under UK GAAP to record our assets, liabilities and costs in our balance sheet and profit and loss account in respect of these schemes. This basis of measurement takes into account the performance of scheme assets, where applicable, and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation to our employees and that surpluses are recoverable by us, over the expected remaining periods of service of our employees. We consequently recognise a liability or asset in the balance sheet to the extent that the contributions payable either lag or precede expense recognition.

The process necessarily requires management annually to make certain estimates and assumptions as to future returns on various classes of assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of our employees. In making these estimates and assumptions, management considers advice provided by external advisors, such as actuaries.

An alternative policy acceptable under UK GAAP would be the application of Financial Reporting Standard (FRS) 17 “Retirement Benefits”. FRS 17 was issued by the Accounting Standards Board in the UK in November 2000, but is not mandatory. Under FRS 17, all surpluses would be recognised to the extent they are considered recoverable and all deficits would be recognised in full. For disclosures under the transitionary provisions of FRS 17, which is not mandatory, you should refer to note 27 ‘Pensions and post-retirement medical benefits’ in the 2005 BHP Billiton Group Annual Financial Statements. If we had applied FRS 17 in preparing our financial statements for the year ended 30 June 2005, our shareholders’ funds would have been approximately US$550 million lower, mainly reflecting the impacts on our schemes of movements in global equity markets, and our profit after tax would have been approximately US$5 million higher.

Decommissioning, site restoration and environmental costs

Our activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, we have a policy of ensuring that reclamation is planned and financed from the early stages of any operation. We make provision for the cost of reclamation of our mining and processing facilities along with the decommissioning of our oil platforms and infrastructure associated with petroleum activities. Our estimation of the cost of future reclamation and decommissioning activities is subject to uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination and the timing and extent of reclamation and decommissioning activities required. While the provisions at 30 June 2005 represent our best estimate of the present value of the future costs required, these uncertainties might result in future actual expenditure differing from the amounts provided at this time.

At 30 June 2005, we had provided US$3,584 million for reclamation and decommissioning costs in the provision for site rehabilitation. Of this amount, US$1,109 million was provided for closed sites. Adjustments to the provisions in relation to these closed sites are recognised in the profit and loss account during the period in which the adjustments are made. In addition to the uncertainties noted above, certain of these activities are subject to legal disputes and depending on the ultimate resolution of these issues the final liability for these matters could vary. We review the amounts provided in relation to closed sites periodically based upon the facts and circumstances available at the time and our provisions are updated accordingly. Refer to “Operating Results” below for more information in relation to the exceptional charge in the 2004-2005 year of US$121 million for closed mining operations. We believe that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, our liabilities in relation to closed sites could be in the order of 30% greater or in the order of 20% lower than the US$1,109 million we have provided at year-end.

Deferred taxation

We recognise deferred tax assets in our balance sheet only where it is more likely than not that they will be recovered. A proportion of our deferred tax assets recorded in our balance sheet relate to current or prior period tax losses and capital losses where management considers that it is more likely than not that we will recover the benefit of those tax losses and capital losses in future periods through the generation of sufficient future taxable profits. Our assumptions in relation to the generation of sufficient future taxable profits depend on our estimates of future cash flows, which are estimated based on production and sales plans, commodity prices, reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter the projections, which may impact the recoverability of the assets recorded on our balance sheet and those tax losses and timing differences not yet recognised. In such circumstances, some or all of the carrying value of these deferred tax assets may require provisioning and we would charge the expense to the profit and loss account, and conversely, some or all of the tax benefits relating to tax losses and timing differences not recognised may subsequently be recognised due to revised estimates of recoverability and we would credit the benefit to the profit and loss account.

At 30 June 2005, our deferred tax balances included US$964 million in relation to current or prior period tax losses and capital losses, and our deferred tax balances excluded US$609 million in relation to current or prior period tax losses and capital losses and US$668 million in relation to timing differences where management has concluded that it is more likely than not that we will not generate sufficient future relevant income to recover these losses and timing differences in future periods.

International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The Group’s DLC structure results in two parent entities with their own statutory reporting obligations, one in Australia and the other in the UK.

The BHP Billiton Group’s 2004-2005 audited consolidated financial statements have been prepared in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP). There are a number of differences between UK GAAP and IFRS that we have identified as potentially having a significant effect on the Group’s financial performance or financial position, with the main ones being:

•	deferred taxation being recognised using the balance sheet liability method of tax-effect accounting rather than the income statement liability method applied under UK GAAP;

•	equity-based compensation being measured based on the fair value of shares and options rather than their intrinsic value as recognised under UK GAAP;

•	immediate recognition of the net asset or liability position of underlying defined benefit plans rather than the delayed recognition under UK GAAP;

•	single-line equity accounting for our joint venture interests rather than gross equity accounting under UK GAAP. This will include our joint venture interests in Escondida, Mozal and Valesul which are accounted for by proportional consolidation under UK GAAP. Whilst proportional consolidation remains an option under IFRS, it has been eliminated as an option under IFRS as adopted in Australia. Australian IFRS mandates the use of single-line equity accounting for joint venture entities;

•	goodwill previously classified as a reduction of retained earnings under UK GAAP will be reclassified as an asset on the balance sheet; and

•	dividends declared after year end and recorded as a liability at year end under UK GAAP will be recognised as a liability under IFRS on the date declared.

The net impacts of these adjustments would have been to decrease attributable profit for the year ended 30 June 2005 by US$29 million and to decrease shareholders’ equity at that date by US$179 million. Full details are set out in note 35 ‘Impact of Adopting Financial Reporting Standards’ to the financial statements included in the 2005 BHP Billiton Plc Annual Report to be furnished under Form 6-K.

The regulatory bodies that promulgate IFRS and its country-specific implementations have significant ongoing projects that could affect the ultimate differences between UK GAAP and IFRS and their impact on our financial statements in the first IFRS compliant reports for the year ending 30 June 2006 and in future years. Accordingly, significant uncertainty remains as to the likely impact of IFRS on the Group’s financial statements.

A.	Operating Results

Year ended 30 June 2005 compared with year ended 30 June 2004

The following discussion and analysis is based on the BHP Billiton Group’s Annual Financial Statements and accompanying notes, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the years ended 30 June 2005 and 30 June 2004 as prepared in conformity with UK GAAP, and should be read in conjunction therewith.

In this analysis, all references to 2004-2005 or the current period are to the year ended 30 June 2005 and all references to 2003-2004 or the prior year are to the year ended 30 June 2004.

Overview

Global economic conditions improved during the year ended 30 June 2005. As product demand and commodity prices both improved, we generated higher cash flows from operating activities, increased our profit after tax and our returns to shareholders, while still continuing our investment in value accretive growth projects.

Profit after taxation (before equity minority interests) for the year ended 30 June 2005 was US$6.6 billion compared with US$3.5 billion for the prior year. Excluding exceptional items and discontinued operations, profit after taxation (before equity minority interests) was US$6.7 billion compared with US$3.6 billion for the year ended 30 June 2004.

Turnover (including our share of joint ventures and associates and turnover from third party products) was US$31.8 billion for 2004-2005 compared with US$24.9 billion for the prior year. Turnover from third party products increased from US$6.7 billion in 2003-2004 to US$6.9 billion in 2004-2005.

During the year, we brought eight new growth projects into production, bringing to 24 the total number of major growth projects delivered over the last four years. This, in combination with the continuing benefit derived from “Operational Excellence” efficiency initiatives, contributed to record production being achieved in 11 commodities, including iron ore, metallurgical coal, natural gas, aluminium, nickel, silver, and manganese ore and alloy, at a time of strong demand and increased product prices.

Production volumes for energy coal and copper also increased during the current period. Record production was complemented by record shipments for a number of commodities reflecting, in part, the benefits of operating our own port facilities at key operations and arranging freight for an increasing proportion of our customers.

Our Board approved four further major growth projects during the year as noted in Item 5B: Spence copper cathode project (Chile), Rapid Growth Project 2 in iron ore and North West Shelf LNG Train 5 (both Australia) and the Neptune oil and gas project (US). This brings the total number of major projects currently under development to ten and represents a total investment of US$5.4 billion as at 30 June 2005. We also have four smaller projects under development. In total, our pipeline of projects in execution or feasibility currently represents an estimated US$11.9 billion of growth related investments. In addition, the successful acquisition of WMC represents a further investment of US$7.2 billion, and immediately adds world class assets to the Group’s existing nickel and copper businesses, as well as introducing uranium to the Group’s suite of energy products. In combination, these investments position us to respond to customer demand globally and enhance the growth options available to us.

Our strong cash flow also underpins the Group’s balance sheet strength and allows for increasing returns to shareholders. In November 2004 we completed an off-market share buyback programme by spending US$1.78 billion to repurchase 180.7 million BHP Billiton Limited shares at A$12.57, at a 12% discount to the market price. In February 2005, we announced the rebasing of our dividend payment from 9.5 to 13.5 US cents per share. Our progressive dividend policy continues, with the announcement on 24 August 2005 of a final dividend of 14.5 US cents per share. This represents a 5.0 US cent increment on the previous year’s final dividend and brought the total dividends for the 2005 financial year to 28.0 US cents per share, compared to 26.0 US cents per share in 2003-2004.

Results of operations

Consolidated

Our profit before interest and taxation was US$9.2 billion for 2004-2005 compared with US$5.0 billion for 2003-2004. Excluding exceptional items and discontinued operations, profit before interest and taxation was US$9.3 billion for 2004-2005 compared with US$5.5 billion for 2003-2004. The 2004-2005 profit before tax was reduced by exceptional items totalling US$168 million (US$64 million after tax) as follows:

•	In December 2004, we sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8% of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS Venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect);

•	In January 2005, we disposed of our interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense);

•	In June 2005, we disposed of the majority of our South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$93 million (US$1 million tax expense) after deducting cumulative goodwill of US$67 million previously set off against reserves. In addition, we sold our interest in the Palmiet chrome business to Mogale Alloys for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense). Our share of profit before tax on disposal of the Chrome operations is US$56 million (US$4 million tax expense);

•	We recorded a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and included a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements; and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa);

•	We decided to decommission the Boodarie Iron (Australia) operations and recognised a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure; and

•	As part of our regular review of decommissioning and site restoration plans, we reassessed plans in respect of certain closed operations. We recorded a total charge of US$121 million (US$104 million after tax) including a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of our assessed rehabilitation obligation, predominantly resulting from revised water management plans triggered by various factors including a change in government regulation; and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

The exceptional items in 2003-2004 totalled US$468 million (US$131 million after tax) and are listed under the heading “Year ended 30 June 2004 compared with year ended 30 June 2003 – Results of operations – Consolidated”.

Apart from the exceptional items, the following table and commentary detail the principal factors that affected profit before interest and taxation for 2004-2005 compared with 2003-2004:

US$ Million
Profit before interest and taxation excluding exceptional items for the year ended 30 June 2004	5,488

Change in volumes	110
Change in sales prices	5,665
New operations	140
Asset sales	5
Exchange rates	(465)
Price-linked costs	(565)
Costs	(775)
Inflation on costs	(235)
Ceased and sold operations	(190)
Exploration	(20)
Other	172

Profit before interest and taxation excluding exceptional items for the year ended 30 June 2005	9,330

•	Higher sales volumes (measured at 2003-2004 average margins) increased profit before interest and taxation by US$110 million. Increased sales volumes of iron ore, copper, natural gas, aluminium, silver and lead contributed approximately US$350 million, and was partially offset by US$265 million of unfavourable impacts resulting from lower oil volumes, due to natural field decline and planned shutdowns for maintenance activities, and lower diamond sales.

•	Stronger commodity prices across the suite of products increased profit before interest and taxation by US$5,665 million, with higher prices achieved for iron ore, copper, metallurgical coal, petroleum products, energy coal, aluminium, manganese alloy, nickel and diamonds being the predominant contributors.

•	New operations increased profit before interest and taxation by US$140 million, primarily due to first production from ROD (Algeria), which commenced commercial production in October 2004, the first full year of production from Ohanet (Algeria) which commenced commercial production in October 2003, and the start of oil production from Mad Dog (US) in January 2005. The acquisition of WMC also resulted in a US$35 million favourable impact on profit before interest and taxation with the inclusion of profit for the month of June.

•	Profit before interest and taxation included US$5 million of additional profits on the sale of non-core assets. In addition, further profits on the sale of non-core assets have been included in exceptional items.

•	Relative to 2003-2004, exchange rate movements had a negative impact on profit before interest and taxation of US$465 million. The continued strength of the Australian dollar and rand against the US dollar had an overall unfavourable impact on operating costs and translation of net monetary liabilities of US$320 million and US$30 million, respectively. In addition, the prior period included gains on legacy Australian dollar to US dollar currency hedging of US$39 million that expired during that year.

•	Net costs increased by US$1,403 million, as a result of:

•	Higher price-linked costs which decreased profit before interest and taxation by US$565 million, primarily due to higher amounts of tax paid on petroleum products in Australia, higher royalties and increased LME-linked costs;

•	Increased costs of US$775 million which were primarily due to higher fuel, labour, raw material and other operating costs, an increase in stripping and maintenance related activities and development expenditure. A portion of these were deliberately incurred by the Group to maximise production and capture current prices. In addition, the increased level of activity currently experienced in the resources industry has had an unfavourable impact on operating and project costs and although the impact is of varying degrees globally, these pressures are particularly acute in Australia. These costs were partially offset by continued operating cost savings from improvement initiatives and efficiency gains;

•	Inflationary pressures, mainly in Australia and South Africa, of US$235 million; and

•	These factors were partially offset by Other items which increased profit before interest and taxation by US$172 million and included the favourable impact of earnings from sales of third party product, benefits of freight risk management activities, and profit on the close out of cash settled derivative contracts for WMC shares.

•	Ceased and sold operations had an unfavourable impact of US$190 million including US$135 million relating to ceased production at Boodarie Iron in Western Australia after it was placed on care and maintenance during the year. The unfavourable impact also included the loss of earnings from the Laminaria and Corallina oil fields following their sale in January 2005.

•	Exploration expense was US$20 million higher than the prior year. Total expenditure on exploration was US$533 million, comprising US$380 million on petroleum activities and US$153 million on minerals activities. Exploration expenditure amounting to US$182 million was capitalised during 2004-2005, and exploration charged against profit in 2004-2005 was US$353 million, including US$2 million of exploration expenditure previously capitalised, which was written off as impaired.

Variations in stripping ratios have not had a material impact on the reported results of 2004-2005 as compared to the prior year.

Included in the analysis of profit before interest and taxation above is depreciation and amortisation expense which increased US$201 million to US$1,952 million in 2004-2005 from US$1,751 million in 2003-2004. This mainly reflected increased depreciation charges from newly commissioned operations at Mad Dog, Angostura and as a result of acquiring WMC.

Net interest expense fell from US$502 million in 2003-2004 to US$421 million in 2004-2005. This was principally driven by lower average debt levels and increased interest income from higher average cash balances and higher interest earning rates compared to the prior year. This was partially offset by higher expense from discounting of provisions and lower capitalisation of interest. The prior year included exchange losses on net debt of US$133 million, primarily related to the translation of rand denominated debt, whereas the exchange loss on the net debt in 2004-2005 was US$1 million.

Including exceptional items, the tax charge for 2004-2005 was US$2,111 million compared with US$1,042 million for 2003-2004, representing an effective taxation rate for 2004-2005 of 24.2% compared with 23.1% in 2003-2004. The net tax effects of exceptional items in 2004-2005 were a benefit of US$104 million, comprising mainly the sale of Laminaria and Corallina (loss of US$10 million) and Chrome operations (loss of US$6 million) and the recognition of provisions for restructuring (benefit of US$23 million), termination of operations (benefit of US$80 million) and closure plans (benefit of US$17 million).

The net tax effects of exceptional items in 2003-2004 were a benefit of US$337 million, comprising mainly the introduction of the tax consolidation regime in Australia (benefit of US$95 million) and the recognition of certain US and Canadian taxation deductions (benefit of US$238 million). The tax effects of other exceptional items in 2003-2004 were a benefit of US$4 million.

The tax charge on profit before taxation, excluding exceptional items for 2004-2005, was US$2,215 million, representing an effective tax rate of 24.9%. Excluding the impacts of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, the effective tax rate was 26.2%.

When compared to the UK and Australian statutory tax rate (30%, excluding a surcharge of 10% for petroleum operations in the UK), the underlying effective tax rate benefited 3.9% due to the recognition of US tax losses (US$350 million). In addition we recognised investment incentives and development entitlements during 2004-2005 which were offset, to some extent, by non-deductible accounting depreciation and amortisation and other items.

The outside equity interests share of profit after taxation increased from US$97 million in 2003-2004 to US$232 million in 2004-2005.

We differentiate sales of our production from sales of third party product due to the significant difference in profit margin earned on these sales. The table below shows the breakdown between our production (which includes marketing of equity production) and third party product.

Year ended 30 June (US$ Million)	2005 (a)	2004 (a)
Group production (b)
Turnover	24,859	18,283
Related operating costs	15,792	12,964
Operating profit	9,067	5,319
Margin (c)	36.5%	29.1%

Third party products (b)
Turnover	6,945	6,660
Related operating costs	6,831	6,627
Operating profit	114	33
Margin (c)	1.6%	0.5%

(a)	From continuing operations and excluding exceptional items.
(b)	Including share of joint ventures.
(c)	Operating profit divided by turnover.

We engage in third party product trading for two reasons:

•	In providing solutions for our customers, sometimes products are provided that we do not produce eg. a particular grade of coal. To do this, physical product is bought and sold from third parties to meet customer needs, and manage risk through both the physical and financial markets; and,

•	The active presence in the commodity markets provides us with physical market insight and commercial knowledge. From time to time we actively engage in these markets in order to take commercial advantage of business opportunities. These trading activities provide not only a source of revenue, but also a further insight into planning and in some cases gives rise to business development opportunities.

Customer Sector Group Summary

The following table provides a summary of the Customer Sector Group results for the year ended 30 June 2005 and the prior year.

Year ended 30 June (US$ Million)	Turnover			Profit before interest and taxation (including exceptional items)
	2005	2004	Change %	2005	2004	Change %
Petroleum	5,970	5,558	7.4%	2,020	1,457	38.6%
Aluminium	5,265	4,432	18.8%	977	776	25.9%
Base Metals	5,071	3,422	48.2%	2,147	674	218.55%
Carbon Steel Materials	7,606	4,857	56.6%	2,536	1,137	123.04%
Diamonds and Specialty Products	1,544	1,710	(9.7)%	411	410	0.24%
Energy Coal	3,390	2,569	32.0%	523	234	123.5%
Stainless Steel Materials	2,274	1,749	30.0%	861	561	53.5%
Group and unallocated items	798	725	10.1%	(313)	(229)	N/A
Less: inter-segment turnover	(114)	(79)

BHP Billiton Group	31,804	24,943	27.5%	9,162	5,020	82.5%

Petroleum

Turnover, including our share of joint ventures and inter-segment turnover, was US$6.0 billion during 2004-2005, an increase of US$0.4 billion, or 7.4%, from turnover of US$5.6 billion in 2003-2004. The increase was mainly due to higher average realised prices for all petroleum products compared with the prior year, including higher average realised oil price per barrel of US$47.16 in 2004-2005, compared to US$32.24 in 2003-2004, and higher average realised natural gas prices of US$2.98 per thousand standard cubic feet in 2004-2005 compared with US$2.62 per thousand standard cubic feet in 2003-2004. This was partially offset by a 2.8% decrease in total production of petroleum products.

Total production in 2004-2005 was 119.0 million barrels of oil equivalent, compared with total production in 2003-2004 of 122.5 million barrels of oil equivalent. Turnover includes sales of third party product, which decreased by US$331 million to US$1,955 million in 2004-2005 from US$2,286 million in 2003-2004.

Refer to the “Glossary of terms” section in this annual report for conversions between tonnes, cubic feet and barrels.

Profit before interest and taxation for 2004-2005 increased US$563 million, or 39%, to US$2,020 million compared with US$1,457 million in the prior year. The 2004-2005 result included an exceptional gain of US$56 million before taxation in relation to the sale of an equity participation in the North West Shelf Project in Western Australia to CNOOC and a gain of US$134 million before taxation in relation to the sale of interests in the Laminaria and Corallina oil fields to Paladin Resources plc. The 2003-2004 result included an exceptional gain of US$66 million before taxation in relation to the settlement of a claim we had against Dalmine SpA in relation to a pipeline failure in 1994.

Excluding exceptional items, profit before interest and taxation was US$1,830 million in 2004-2005, an increase of US$439 million or 31.6% compared with US$1,391 million in 2003-2004. The increase was primarily driven by the increases in prices mentioned above, together with new production from North West Shelf LNG Train 4 (Australia), ROD (Algeria), Mad Dog (US), the first full year of production from Ohanet (Algeria), and profit before interest and taxation from the sale of third party products of US$14 million compared with losses of US$22 million in 2003-2004. These factors were partly offset by the unfavourable effect of higher price-linked costs, lower crude and condensate volumes due to natural field decline at mature assets, higher downtime for maintenance, and disposal of our interests in the Laminaria and Corallina oil fields. The impact of a stronger Australian dollar relative to the US dollar on the translation of net monetary liabilities also had an unfavourable impact.

Exploration expenditure incurred in 2004-2005 was US$380 million. The amount charged to profit was US$202 million including US$2 million of exploration expenditure previously capitalised, which was written off as impaired, and expenditure of US$180 million was capitalised. In 2003-2004, exploration expenditure incurred was US$340 million and the amount charged to profit was US$181 million (including US$6 million of exploration expenditure previously capitalised which was impaired) and expenditure of US$165 million was capitalised. The US$40 million increase reflected increased exploration activity in the Gulf of Mexico and Australia.

In late August 2005, Hurricane Katrina affected the Gulf of Mexico region. Consequently some of our facilities were evacuated or moved out of the way as is normal practice during the hurricane season. Shortly after the storm, drilling facilities were re-manned and drilling operations were restarted. Our facilities only suffered minor damage and were all back on line by the week of 12 September 2005.

An initial assessment of our assets in the Gulf of Mexico following Hurricane Rita, which affected the Gulf of Mexico region in September 2005, has revealed that the Typhoon tension leg platform (located in 2,000 feet of water in Green Canyon area Blocks 236/237, approximately 165 miles south-southwest of New Orleans) was severed from its mooring and suffered severe damage during the storm. The facility has been located and is being secured. Chevron, the operator of the Typhoon field, has mobilised appropriate resources to address any environmental concerns. No employees are at risk as all were evacuated prior to the storm, and production was shut-in. BHP Billiton holds a 50% interest in the Typhoon field with Chevron holding the remaining 50%.

Aluminium

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$5.3 billion during 2004-2005, an increase of US$0.9 billion, or 18.8%, compared with US$4.4 billion in the prior year.

Turnover was favourably affected by higher realised prices for aluminium and alumina. The average LME aluminium price increased to US$1,804 per tonne in 2004-2005, compared with US$1,570 per tonne in the prior year. Higher aluminium sales volumes, mainly reflecting the first full year of production from the expansion at Hillside (South Africa) following commissioning in December 2003, also had a favourable impact. In addition, there were increased sales of third party product in 2004-2005, which increased by US$234 million to US$2,057 million in the current year from US$1,823 million in the prior year.

Aluminium smelter production increased to 1,330,000 tonnes in 2004-2005 compared with 1,256,000 tonnes in the prior year while alumina production remained relatively unchanged at 4.2 million tonnes in 2004-2005.

Profit before interest and taxation for 2004-2005 increased US$201 million, or 26%, to US$977 million compared with a profit of US$776 million in the prior year. The 2004-2005 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume increases mentioned above and the benefits of various “Operational Excellence” efficiency improvement projects. These factors were partially offset by the unfavourable impact on operating costs of a stronger South African rand, Australian dollar and Brazilian real against the US dollar and higher LME price-linked and other production input costs. Increased pot relining activity also had an unfavourable impact. In addition, a one-off charge of US$36 million was recorded for the agreed repurchase of an aluminium supply contract. We expect that the benefits of this repurchase will be realised through increased profit over the next ten years.

Base Metals

Turnover, including our share of joint ventures and inter-segment turnover, was US$5.1 billion during 2004-2005, an increase of US$1.6 billion, or 48.2%, compared with US$3.4 billion in 2003-2004. This increase was mainly attributable to higher average LME prices for copper of US$1.43/lb for 2004-2005 compared to US$1.06/lb in 2003-2004 and higher prices for molybdenum, silver, lead and zinc.

We achieved record silver and lead production at Cannington (Australia), record copper production at Escondida (Chile), record copper and molybdenum production at Antamina and higher copper production at Tintaya (Peru). Overall, payable copper production was 8.2% higher than in 2003-2004, mainly reflecting record production at Escondida (Chile), due to restoration to full capacity and higher head grades, the return to the normal mine plan at Antamina (Peru) following the removal of lakebed sediments and higher grades, higher production at Tintaya (Peru), and one month’s attributable production at Olympic Dam (Australia). These increases were partly offset by lower production at Cerro Colorado (Chile) due to lower head grade and an earthquake that temporarily halted production in June 2005, as well as the sale of the Group’s interest in Highland Valley Copper (Canada) in January 2004. Third party product sales increased to US$698 million, up from US$335 million in the prior year.

Payable copper production increased by 8.2% to 1,033,589 tonnes compared with 954,400 tonnes in the prior year. Silver production was 50,046,000 ounces, an increase of 14.5% compared with 43,692,000 ounces in the prior year. Lead production was 282,000 tonnes, an increase of 12.8% compared with 249,900 tonnes in the prior year. Zinc production was 105,400 tonnes, a decrease of 33.8% compared with 159,200 tonnes in the prior year, primarily due to lower zinc grades at Antamina. Attributable uranium production was 415 tonnes at Olympic Dam (for the month of June 2005 only).

Profit before interest and taxation for 2004-2005 was US$2,147 million, an increase of US$1,473 million, or 219% compared with US$674 million in 2003-2004. The 2004-2005 result includes an exceptional charge of US$30 million before taxation relating to re-estimations of closure costs, as well as restructuring costs charged to profit of US$1 million before taxation. The 2003-2004 result included an exceptional charge of US$482 million before taxation, including a net charge to profit of US$425 million at Southwest Copper (US) resulting from re-estimation of short term closure costs and the inclusion of residual risks, longer term water management and other costs, partially offset by an increase in the residual value of certain assets.

Excluding exceptional items, profit before interest and taxation was US$2,177 million, an increase of US$1,021 million compared with US$1,156 million in the prior year. The increase was mainly attributable to the price and volume impacts mentioned above. In addition, savings from cost and volume related improvements projects, primarily at Escondida, also had a favourable impact. These factors were partially offset by increased input and price-linked costs and the unfavourable impact of the stronger Australian dollar to US dollar exchange rate.

Certain of our base metal sales agreements provide for provisional pricing based on the LME when shipped. Final settlement is based on the average applicable price for a specified future period. We record revenue upon transfer of title and adjust these revenues to fair value through profit each period until the date of the final pricing. Historically, the period end spot price has been used to measure these revenues. As a result of the Group’s analysis of the impact of adopting International Financial Reporting Standards, a conclusion was reached that the fair value of outstanding provisional price adjustments may be better estimated by reference to quoted forward market prices. However, in light of diverse views as to whether current or forward prices provide a better estimate of fair value, the Group elected to apply the lower of current and forward prices for the purpose of this valuation. We consider this approach to appropriately measure the fair value of the applicable sales agreements at period end. This change in estimation has been applied to outstanding copper sales made under provisional pricing contracts at 30 June 2005. Outstanding copper volumes, subject to this adjustment at 30 June 2005 amounted to 231,874 tonnes compared to 197,864 tonnes in the prior year. These were revalued at a weighted average rate of US$1.54/lb compared to US$1.21/lb in the prior year.

Exploration expenditure incurred and expensed was US$7 million in 2004-2005, a decrease of US$3 million, or 30%, compared with US$10 million in the prior year.

Carbon Steel Materials

Turnover, including our share of joint ventures and inter-segment turnover, was US$7.6 billion during 2004-2005, an increase of US$2.7 billion or 56.6% compared with US$4.9 billion in 2003-2004. This increase was mainly attributable to stronger commodity prices for all products, record sales volumes at Western Australian iron ore, Queensland coal (Australia) and manganese ore operations (Australia and South Africa), and larger volumes of CIF shipments. In addition, turnover increased as a result of modified supply arrangements with Bluescope Steel Limited over the eighteen month period commencing 1 January 2005. This agreement includes a fixed volume arrangement (previously variable) allowing both parties to better plan their coal supply requirements. As a result, a fixed price has been agreed for the eighteen month period which is a weighted average of 2004-2005 and 2005-2006 prices. This pricing has resulted in higher revenues in the 2004-2005 year which will be offset in the 2005-2006 year.

Attributable Western Australia iron ore production was a record 89.0 million wet tonnes in 2004-2005, an increase of 16.3% compared with 76.5 million wet tonnes in the prior year. This increase reflects strong customer demand for iron ore products along with production from the additional capacity of our Area C and Products and Capacity Expansion projects.

Production of Samarco pellets, pellet feed and sinter fines was 7.7 million tonnes in 2004-2005, which was in line with the prior year.

Queensland coal production was 31.1 million tonnes in 2004-2005, an increase of 1.6 million tonnes, or 5.4%, compared with 29.5 million tonnes in the prior year. This reflects the continuation of strong market demand. Illawarra coal production was 6.3 million tonnes in 2004-2005, an increase of 0.5 million tonnes, or 8.6% compared with 5.8 million tonnes in the prior year.

Manganese alloy production was 755,000 tonnes in 2004-2005, an increase of 6.0% compared with 712,000 tonnes in the prior year. Manganese ore production was 5.5 million tonnes in 2004-2005, an increase of 10.0% compared with 5.0 million tonnes in the prior year, which was due to continuing strong customer demand.

Boodarie Iron (Australia) was placed on care and maintenance following a fatal accident in May 2004, resulting in no production in 2004-2005. On 24 August 2005, we announced the permanent closure of the plant. We incurred a charge of US$ 266 million relating to the termination of the operation. Production in 2003-2004 was 1.7 million tonnes.

Profit before interest and taxation for 2004-2005 was US$2,536 million, an increase of US$1,399 million, or 123%, compared with a profit of US$1,137 million in the prior year. The 2004-2005 result included an exceptional charge of US$285 million before taxation mainly in relation to provisions made for the closure of Boodarie Iron, whilst the 2003-2004 result included no exceptional items.

Excluding exceptional items, profit before interest and taxation was US$2,821 million, an increase of US$1,684 million, or 148%, compared with US$1,137 million in 2003-2004. The increase was mainly attributable to the volume and price increases as well as higher earnings from third party product sales. This was partially offset by the impact of Boodarie Iron not operating at all during the year, and unit cost performance across all operations being impacted by the stronger Australian dollar and the South African rand relative to the US dollar. Increased price-linked royalty costs and inflationary pressures on Australian and South African operations, compared with the prior year, were also unfavourable impacts. In addition, higher labour and contractor costs, increased stripping costs, principally at Queensland Coal operations due to expansion projects, and higher fuel costs for all operations had an unfavourable impact during the year. Depreciation charges also increased at Western Australian iron ore operations in respect of the Area C and Products and Capacity Expansion projects.

Exploration expenditure incurred and charged to profit was US$38 million for 2004-2005, an increase of US$30 million, or 375%, compared to US$8 million in the prior year. The increase principally related to growth projects.

Diamonds and Specialty Products

Turnover, including our share of joint ventures and inter-segment turnover, was US$1.5 billion during 2004-2005, a decrease of US$0.2 billion, or 9.7%, compared with US$1.7 billion in 2003-2004. The decrease was mainly attributable to the cessation of turnover from Integris Metals (US) following its sale in January 2005.

Excluding the impact of Integris Metals in 2004-2005, turnover, including our share of joint ventures and inter-segment turnover, increased US$140 million, or 15.9%, to US$1,021 million compared with US$881 million in 2003-2004. The increase was mainly attributable to higher realised prices for diamonds (up 38% from 2003-2004), and titanium feedstock, partially offset by lower diamond sales volumes (down 19% from 2003-2004).

EKATI (Canada) diamond production was 3,617,000 carats in 2004-2005, a decrease of 1,865,000 carats, or 34.0%, compared with 5,482,000 carats produced in the prior year, mainly reflecting the processing of lower grade material.

Profit before interest and taxation for 2004-2005 was US$411 million, an increase of US$1 million, compared with a profit of US$410 million in the prior year. The 2004-2005 result included an exceptional charge of US$6 million before taxation, mainly in relation to the restructuring of global exploration activities. No exceptional items were included in 2003-2004.

Excluding exceptional items, profit before interest and taxation was US$417 million in 2004-2005, an increase of US$7 million, or 1.7%, compared with US$410 million in 2003-2004. The increase was mainly attributable to higher realised prices for diamonds and titanium feedstock, offset by lower diamond sales volumes, higher costs due to the processing of lower grade material and the unfavourable impact of the stronger Canadian dollar to US dollar exchange rate. In addition, the cessation of earnings from Integris Metals (US) following its sale in January 2005 also had an unfavourable impact.

The 2003-2004 result included profits realised on the sale of a non-core royalty interest (US$37 million), and a profit on the sale of Integris of US$19 million realised in 2004-2005.

Exploration expenditure incurred and expensed in 2004-2005 was US$102 million. In 2003-2004 exploration expenditure incurred was US$87 million with US$96 million charged to profit, which included US$9 million exploration expenditure previously capitalised written off as impaired.

Energy Coal

Turnover, including our share of joint ventures and inter-segment turnover, was US$3.4 billion in 2004-2005, an increase of US$0.8 billion, or 32.0%, from US$2.6 billion in the prior year. The increase in turnover was mainly due to higher export prices, resulting from continued strong demand in the Atlantic and Pacific markets. Turnover also increased due to higher export sales volumes from Australian and Colombian operations, following the successful ramp-up of expansion projects, offset by lower sales volumes from Ingwe (South Africa). Third party product sales increased by US$118 million to US$672 million in the current year from US$554 million in the prior year.

Production was 87.4 million tonnes in 2004-2005, an increase of 4.2% compared with 83.9 million tonnes in the prior period. This reflects increased production at all operations.

Profit before interest and taxation was US$523 million for 2004-2005, an increase of US$289 million, or 123.5%, compared with US$234 million in 2003-2004. The 2004-2005 result included an exceptional charge of US$93 million before taxation comprising US$73 million relating to re-estimation of rehabilitation costs for closed sites and US$20 million for restructuring activities. The 2003-2004 result included no exceptional items.

Excluding exceptional items, profit before interest and taxation was US$616 million, an increase of US$382 million, or 163.2%, compared with US$234 million in the prior year. The increase was mainly attributable to the price factors mentioned above and higher earnings from third party product sales activities. These factors were partially offset by higher unit costs at Ingwe reflecting the timing of major overhauls, increased consumable usage and cost as well as increased utilisation of contractors. The strengthening of the South African rand, Australian dollar and Colombian peso against the US dollar as well as South African inflationary pressures also had an unfavourable impact on operating costs.

Exploration expenditure incurred and capitalised in 2004-2005 was US$2 million compared with US$3 million in 2003-2004. In addition, US$37 million was charged to profit in 2003-2004 reflecting previously capitalised exploration expenditure being written off as impaired.

Stainless Steel Materials

Turnover, including our share of joint ventures and inter-segment revenue, was US$2.3 billion in 2004-2005, an increase of US$0.6 billion or 30.0% compared with US$1.7 billion in 2003-2004. The increase was a mainly due to higher realised prices for all products with the nickel price increasing 23.0% from US$5.49/lb to US$6.75/lb. The average realised price for ferrochrome also increased over the prior year.

Nickel production was a record 91,900 tonnes in 2004-2005, an increase of 12.5% compared with 81,700 tonnes in the prior year. This primarily reflects the inclusion of Nickel West production for June 2005 following our acquisition of WMC and the impact of “Operating Excellence” efficiency improvement initiatives at Cerro Matoso (Colombia), where production was 4.4% above 2003-2004. QNI Yabulu (Australia) production was 3.8% below 2003-2004, a result of shutdowns for major tie-ins for the Yabulu Expansion Project and a significant drawdown of inventory in process which occurred in the prior year and was not repeated in the current year.

Ferrochrome production was 954,000 tonnes prior to our sale of Samancor Chrome. This compares to 1,026,000 tonnes in 2003-2004. Lower production also resulted from extended maintenance at the 50% owned Wonderkop joint venture.

Profit before interest and taxation was US$861 million, up from US$561 million in 2003-2004, an increase of US$300 million, or 53.5%. The 2004-2005 result included exceptional items relating to a gain on the disposal of the Samancor Chrome business in South Africa of US$108 million before taxation, which was effective at 1 June 2005, and restructuring provisions charged to profit of US$5 million before taxation. The 2003-2004 result included an exceptional charge of US$10 million before taxation for reassessment of closure plans for closed sites.

Excluding exceptional items, profit before interest and taxation was US$758 million, an increase of US$187 million, or 32.7%, compared with US$571 million in 2003-2004. The increase was mainly due to higher realised prices mentioned above and includes earnings from the ferrochrome operations for the 11 months to 1 June 2005 during which they were owned by BHP Billiton. These higher prices were partially offset by higher price-linked ore supply costs to the QNI Yabulu refinery and higher royalties at Cerro Matoso. In addition, the strengthening of the Colombian peso and Australian dollar against the US dollar, and higher fuel costs, had an unfavourable impact on operating costs.

The 2004-2005 result benefited from the profit on sale of our Acerinox share investment (US$22 million) whilst the 2003-2004 result included the profit from the sale of mineral rights in South Africa (US$30 million).

Exploration expenditure charged to profit in 2004-2005 was US$2 million, which was in line with the prior year.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury and Freight, Transport and Logistics operations, and certain comparative data for divested assets and investments.

The contribution of these corporate activities to our profit before interest and taxation for 2004-2005 was a loss of US$313 million compared with a loss of US$229 million in the prior year. The 2004-2005 result included an exceptional charge of US$47 million before taxation for restructuring of operations. The 2003-2004 result included an exceptional charge of US$42 million before taxation for reassessment of closure plans for closed sites.

Excluding exceptional items, the contribution of the Group and Unallocated Items to our profit before interest and taxation was a loss of US$266 million in 2004-2005, an increase of US$79 million or 42.2% compared with a loss of US$187 million in 2003-2004.

Net corporate operating costs, excluding gains and losses from legacy Australian dollar to US dollar currency hedging and other exchange impacts, were US$292 million, an increase of US$34 million compared to US$258 million in the prior year. This was primarily due to employee share award costs which increased US$26 million over the prior year and higher corporate project and regulatory compliance costs, offset by the profit on the settlement of cash settled derivative contracts for WMC shares that we entered into ahead of the takeover.

The 2003-2004 result included gains on legacy Australian dollar to US dollar currency hedging of US$39 million which expired during that year.

Dividends

We paid a final dividend of 14.5 US cents per share to shareholders in September 2005 and an interim dividend of 13.5 US cents per share in March 2005. The interim dividend included US$220 million (3.6 US cents per share) to complete the US$2 billion capital management programme we announced in August 2004. The declared total dividend for 2004-2005 was 28.0 US cents per share. This compares to total dividends declared in 2003-2004 of 26.0 US cents per share. To the extent permitted under applicable laws, we intend to continue with our progressive dividend policy.

The BHP Billiton Limited dividends in both periods were fully franked for Australian taxation purposes. Franked dividends are those paid out of profits that have borne Australian corporate tax (i.e. to which franking credits have been allocated) while unfranked dividends are paid out of untaxed profits. Generally, franking credits are generated by income tax paid by the company. Shareholders who receive franked dividends are generally entitled to some form of relief from Australian tax in respect of those dividends. Dividends paid to non-Australian resident shareholders are exempt from Australian dividend withholding tax to the extent the dividends are franked. Dividends paid to Australian resident shareholders would entitle those shareholders to an Australian tax credit to the extent the dividends are franked.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and in rands to shareholders on the South African section of the register. The foreign currency exchange rates applicable two business days before the declaration of the dividend were used for conversion of currencies.

Year ended 30 June 2004 compared with year ended 30 June 2003

The following discussion and analysis is based on the BHP Billiton Group’s Annual Financial Statements, which reflect the combined operations of the BHP Billiton Plc Group and the BHP Billiton Limited Group for the two years ended 30 June 2004 and 30 June 2003 as prepared in conformity with UK GAAP.

In this analysis, all references to 2003-2004 or the current period are to the year ended 30 June 2004 and all references to 2002-2003 or the prior period are to the year ended 30 June 2003.

Overview

Global economic conditions improved during the year ended 30 June 2004 compared to the prior year. As product demand and commodity prices both improved, we generated higher cash flows from operating activities, increased our profit after tax and our returns to shareholders, while still continuing our investment in value accretive growth projects.

Profit after tax (before equity minority interests) for the year ended 30 June 2004 was US$3.5 billion compared with US$1.9 billion for 2002-2003. Excluding exceptional items and discontinued operations, profit after taxation (before equity minority interests) was US$3.6 billion compared with US$2.0 billion for the year ended 30 June 2003.

Turnover (including our share of joint ventures and associates and turnover from third party products) was US$24.9 billion for 2003-2004 compared with US$17.5 billion for 2002-2003. Turnover from third party products increased from US$3.4 billion in 2002-2003 to US$6.7 billion in 2003-2004.

Record production volumes were achieved at a number of our businesses as seven new projects came on stream and other projects ramped up to full production. Our “Operating Excellence” efficiency improvement initiatives also contributed to the increased production, allowing us to take full advantage of strong market demand. Western Australian iron ore, Queensland coal and Groote Eylandt manganese (all Australia) operations produced record volumes of iron ore, coking coal and manganese ore, respectively.

Escondida (Chile) produced record copper volumes, Cannington (Australia) produced record silver volumes and Ekati (Canada) achieved record diamond volumes. Record alumina, aluminium, nickel and natural gas volumes were also achieved during the current year.

Available cash flow (after interest and tax) for 2003-2004 was a record US$5.1 billion. This strength in cash flow enabled the continuing development of our project pipeline. The seven projects successfully commissioned during the year required a capital investment of approximately US$1.9 billion. Our Board also approved five major projects during the year: the Worsley Development Capital Projects, Escondida Sulphide Leach, Panda Underground, Ravensthorpe Nickel and the Yabulu Extension projects, representing a combined forecast capital expenditure of US$2.2 billion. In total, we had 14 major growth projects under development, 11 of which were tracking within our Board’s approved budget and schedule. The Minerva gas project in Australia was assigned a rescheduled completion date and a re-estimated cost emanating from a review of contractual arrangements relating to design and construction, the ROD oil project in Algeria also had a rescheduled completion date due to delays in procurement of some equipment and materials, and below expected construction productivity, and the Dendrobium mine development project had a re-estimated cost arising from more difficult than expected mining conditions.

Our Board remained committed to demonstrating strong capital discipline whilst ensuring that we are able to finance our strong and growing organic growth pipeline. Following a review of our current and anticipated cash flows, our Board approved a number of actions associated with capital management activities. On 18 August 2004, we declared a final dividend of 9.5 US cents per share for 2003-2004, an increase of 26.7% over the 2002-2003 final dividend. This brought the total dividends for 2003-2004 to 26.0 US cents per share (see “Dividends” below). Additionally, our Board approved plans to pursue additional capital management initiatives with a target amount of up to US$2 billion (see “Capital Management” in section B “Liquidity and Capital Resources” below).

Results of operations

Consolidated

Profit before interest and taxation was US$5.0 billion for 2003-2004 compared with a profit of US$3.5 billion for 2002-2003. Excluding exceptional items and discontinued operations, profit before interest and taxation was US$5.5 billion for 2003-2004 compared with a profit of US$3.5 billion for 2002-2003. The 2003-2004 profit before tax was reduced by exceptional items totalling US$468 million (US$131 million after tax) as follows:

•	We refined our plans in relation to certain closed operations. This resulted in a charge of US$534 million (US$512 million after tax) comprising:

•	At Southwest Copper (US), a charge of US$425 million (nil tax benefit) resulting from a comprehensive review of closure plans that was undertaken following the refocusing of the Group’s direction during the period towards an accelerated closure strategy. This followed exhaustion of previous alternative strategies, and resulted in a shortened timeframe to closure for some of the facilities. Actions during the year resulting from the review included the announcement of the closure of the San Manuel plant facilities in October 2003, and the divestment and farm-out of certain assets and liabilities during the period, such as the Robinson copper/gold mining operation and the Resolution copper exploration prospect. The review also indicated (a) higher short-term closure costs, due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets; and,

•	At other closed sites, a charge of US$109 million (before a tax benefit of US$22 million), in relation to the Island Copper mine (Canada), the Newcastle steelworks (Australia), the Selbaie copper mine (Canada), and several other smaller sites. These increases resulted from a number of causes, including (a) a reassessment during the period of an original pit lake water treatment process which requires additional treatment for a longer period; (b) a comprehensive environmental assessment completed during the period as a consequence of a change in approach relating to the remediation of river sediment; and, (c) development of detailed closure plans, including site characterisation, in relation to sites which closed during the last two years where closure activities had commenced.

•	We announced we were part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, we recorded an exceptional gain of US$66 million (US$48 million after tax);

•	We elected to consolidate our Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, we chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP; and

•	The level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada has increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This is a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, we recorded an exceptional tax benefit of US$238 million.

The exceptional item in 2002-2003 was a loss of US$19 million on the 6% of BHP Steel retained by BHP Billiton following its demerger, which became effective on 1 July 2002. BHP Steel has been disclosed as a discontinued business for prior periods.

Apart from the exceptional items, the following table and commentary detail the principal factors that affected profit before interest and taxation for 2003-2004 compared with 2002-2003:

US$Million
Profit before interest and taxation excluding exceptional items for the year ended 30 June 2003	3,481

Change in volumes	180
Change in sales prices	3,145
Price-linked costs	(325)
Inflation on costs	(300)
Costs	70
New operations	55
Ceased and sold operations	75
Asset sales	60
Exchange rates	(775)
Exploration	(85)
Other items	(93)

Profit before interest and taxation excluding exceptional items for the year ended 30 June 2004	5,488

•	Higher sales volumes of copper, iron ore, aluminium, natural gas, LPG, manganese ore, metallurgical coal and diamonds were partially offset by lower oil and titanium feedstock product volumes. This resulted in a net positive impact on profit before interest and taxation of approximately US$180 million;

•	Higher commodity prices increased profit before interest and taxation by approximately US$3,145 million with copper, nickel, petroleum products, aluminium, export energy coal, ferrochrome and iron ore prices having significant contributions;

•	New operations increased profit before interest and taxation by approximately US$55 million mainly due to the commencement of commercial production from the Ohanet wet gas development in Algeria from October 2003;

•	Ceased and sold operations had a favourable impact on profit before interest and taxation of approximately US$75 million. This mainly reflects the impact of divested assets including our petroleum assets in Bolivia, the Alumbrera copper/gold mine in Argentina, and our 33.6% interest in the Highland Valley Copper mine; and,

•	Asset sales favourably impacted profit before interest and taxation by approximately US$60 million mainly due to the sale of non-core assets, including a non-core royalty interest in December 2003 and sales of non-core mineral rights.

The favourable impact of these items was partially offset by the following:

•	Net costs increased by US$555 million, as a result of:

•	Higher price-linked costs, which decreased profit before interest and taxation by approximately US$325 million, mainly due to increased taxes on petroleum products, and higher LME-linked costs;

•	Inflationary and other input cost pressures, principally in South Africa and Australia, which increased costs by approximately US$300 million; and

•	These factors were partially offset by favourable operating cost performance of approximately US$70 million.

•	The unfavourable exchange rate impact on profit before interest and taxation of US$775 million was primarily due to stronger A$/US$ and rand/US$ average exchange rates on operating costs, which had an unfavourable impact on profit before interest and taxation of approximately US$915 million. The conversion of South African rand and Australian dollar denominated net monetary liabilities at 30 June 2004 had a favourable impact of approximately US$65 million on profit before interest and taxation, which was mainly due to the closing A$/US$ exchange rate appreciating 3.4% during the current period compared with an appreciation of 17.7% in the prior year. Gains on legacy A$/US$ currency hedging of US$39 million in the current period had a favourable impact of US$125 million compared to losses of US$86 million in the prior year; and,

•	Exploration expense was approximately US$85 million higher than in the prior period. Gross exploration expenditure was US$454 million, comprising petroleum exploration of US$340 million and minerals exploration of US$114 million, compared with US$348 million in the prior year. Exploration expenditure amounting to US$170 million was capitalised during 2003-2004, and exploration charged against profit in 2003-2004 was US$336 million, including US$52 million of exploration expenditure previously capitalised, which was written off as impaired.

Variations in stripping ratios did not have a material impact on the reported results of 2003-2004 as compared to the prior year.

Depreciation and amortisation expense increased US$103 million to US$1,751 million in 2003-2004. This mainly reflected increased depreciation charges from newly commissioned operations at Ohanet, Western Australian iron ore operations, Escondida, Mozal and Hillside.

Net interest fell from US$537 million to US$502 million, principally driven by lower average debt levels and active management of our debt portfolio which resulted in lower average interest rates. Included in net interest were exchange losses on net debt, mainly relating to the translation of rand denominated debt, of US$133 million compared with losses of US$140 million in the prior year.

Including exceptional items, the tax charge for 2003-2004 was US$1,042 million compared with US$984 million for 2002-2003, representing an effective taxation rate for 2003-2004 of 23.1% compared with 33.6% in 2002-2003. The net tax effects of exceptional items in 2003-2004 were a benefit of US$337 million, comprising mainly the introduction of the tax consolidation regime in Australia (benefit of US$95 million) and the recognition of certain US and Canadian taxation deductions (benefit of US$238 million). The tax effects of other exceptional items in 2003-2004 were a benefit of US$4 million. There were no tax effects of exceptional items in 2002-2003.

The tax charge on profit before taxation, excluding exceptional items, was US$1,379 million, representing an effective rate of 27.7%. Excluding the impacts of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, mainly attributable to the strengthening of both the rand and Australian dollar against the US dollar during the period, the effective rate was 26.4%. When compared to the UK and Australian statutory tax rate (30%, excluding a surcharge of 10% for petroleum operations in the UK), the underlying effective tax rate benefited 2% due to the recognition of tax losses (US$100 million) in the US. In addition, investment incentives, development entitlements and other unbenefited tax losses and tax credits were recognised during the year which further reduced the effective rate by 2.4%. These benefits were offset by non-deductible accounting depreciation and amortisation, non-tax effected losses and other items which increased the effective tax rate, before foreign exchange impacts, by 0.8%.

The outside equity interests share of profit after taxation increased from US$40 million in 2002-2003 to US$97 million in 2003-2004.

Customer Sector Group Summary

The following table provides a summary of the Customer Sector Group results for the year ended 30 June 2004 and the prior year.

Year ended 30 June (US$ Million)	Turnover			Profit before interest and taxation (including exceptional items)
	2004	2003	Change %	2004	2003	Change %
Petroleum	5,558	3,264	70.3%	1,457	1,178	23.7%
Aluminium	4,432	3,386	30.9%	776	581	33.6%
Base Metals	3,422	1,954	75.1%	674	286	135.7%
Carbon Steel Materials	4,857	3,714	30.8%	1,137	1,045	8.8%
Diamonds and Specialty Products	1,710	1,485	15.2%	410	299	37.1%
Energy Coal	2,569	2,089	23.0%	234	198	18.2%
Stainless Steel Materials	1,749	1,106	58.1%	561	150	274.0%
Group and unallocated items	725	549	32.1%	(229)	(256)	N/A
Discontinued Operations	—	—	—	—	(19)	N/A
Less: inter-segment turnover	(79)	(41)

BHP Billiton Group	24,943	17, 506	42.5%	5,020	3,462	45.0%

Petroleum

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$5.6 billion during 2003-2004, an increase of US$2.3 billion, or 70.3%, over 2002-2003. Turnover includes sales of third party product, which increased by US$2,035 million to US$2,331 million in the current year. Turnover was favourably affected in 2003-2004 by higher average realised prices for all petroleum products compared with the prior year, including higher average realised oil prices of US$32.24 per barrel compared to US$28.14 per barrel, and higher average realised natural gas prices of US$2.62 per thousand standard cubic feet compared with US$2.21 per thousand standard cubic feet. Additionally, there was a 1% increase in total production of petroleum products. Total production in 2003-2004 was 122.5 million barrels of oil equivalent, compared with total production in 2002-2003 of 121.8 million barrels of oil equivalent.

Refer to the “Glossary of terms” section of this annual report for conversions between tonnes, cubic feet and barrels.

Profit before interest and taxation for 2003-2004 was US$1,457 million compared with a profit of US$1,178 million in the prior year. The 2003-2004 result included an exceptional gain of US$66 million before taxation in relation to the settlement with Dalmine SpA. No exceptional items were included in 2002-2003.

Excluding exceptional items, Petroleum’s profit before interest and taxation was US$1,391 million in 2003-2004, an increase of US$213 million, or 18.1%, compared with 2002-2003. The increase was primarily driven by the favourable higher average price factors mentioned above, together with new production from Ohanet (Algeria) and Boris (US), a write down of the Group’s Bolivian assets in 2002-2003, due to a government driven change to fiscal arrangements, and a smaller loss on foreign exchange than in 2002-2003. These factors were partly offset by the unfavourable effect of higher price-linked costs, increased exploration expenditure, and losses on sale of third party products.

Exploration expenditure incurred in 2003-2004 was US$340 million. The amount charged to profit was US$181 million (including US$6 million of exploration expenditure previously capitalised, now written off as impaired) and expenditure of US$165 million was capitalised. In 2002-2003, exploration expenditure incurred was US$243 million and the amount charged to profit was US$154 million (reflecting capitalised expenditure of US$97 million and US$8 million exploration expenditure previously capitalised, which was written off as impaired). The increase of US$97 million reflected increased exploration activity in the Gulf of Mexico, Trinidad and Tobago and Western Australia.

Aluminium

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$4.4 billion during 2003-2004, an increase of US$1.0 billion, or 30.9%, compared with the prior year.

Turnover was favourably affected by higher realised prices for aluminium and alumina. Average LME aluminium prices increased to US$1,570 per tonne in 2003-2004, compared with US$1,360 per tonne in the prior year. Higher sales volumes from Mozal 2 (Mozambique) and Hillside 3 (South Africa) following full commissioning in August 2003 and December 2003 respectively, also had a favourable impact. In addition, there were increased sales of third party product in 2003-2004, which increased by US$490 million to US$1,823 million.

Aluminium smelter production was 1,256,000 tonnes in 2003-2004 compared with 1,074,000 tonnes in the prior year and alumina production increased from 4.1 million tonnes in 2002-2003 to 4.2 million tonnes in 2003-2004.

Profit before interest and taxation for 2003-2004 was US$776 million compared with a profit of US$581 million in the prior year. The 2002-2003 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume increases mentioned above. These factors were partially offset by the unfavourable impact on operating costs of strengthening A$/US$, rand/US$ and Brazilian real/US$ average exchange rates, higher LME price-linked costs, increased transportation costs and inflationary pressure in Brazil.

Base Metals

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$3.4 billion during 2003-2004, an increase of US$1.5 billion, or 75.1%, compared with the prior year. This increase was mainly attributable to higher average realised prices for copper of US$1.14/lb in 2003-2004, compared with US$0.73/lb in 2002-2003, and also for silver, lead and zinc. Record production was achieved at Escondida where de-bottlenecking continued as the operation moved towards full capacity. The improvement in the copper market allowed sulphide operations at Tintaya (Peru) to resume in August 2003, returning to full capacity during the current calendar year. Record production was also achieved at Cannington, and production of zinc at Antamina (Peru) was significantly higher. In addition, there were increased sales of third party product in 2003-2004, which increased by US$297 million to US$335 million in 2003-2004.

Production of payable copper increased by 10% to 954,400 tonnes in 2003-2004 compared with 870,500 tonnes in the prior year. Zinc production was 159,200 tonnes in 2003-2004, a decrease of 18% compared with 193,800 tonnes in the prior year. Silver production was 43,692,000 ounces in 2003-2004, an increase of 6% compared with 41,128,000 ounces in 2002-2003 and lead production was 249,900 tonnes in 2003-2004 an increase of 4% compared with 240,042 tonnes in the prior year.

Profit before interest and taxation for 2003-2004 was US$674 million compared with a profit of US$286 million in the prior year. The 2003-2004 result included an exceptional charge of US$482 million before taxation, including a net charge to profit of US$425 million at Southwest Copper (US) resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and partly offset by an increase in the residual value of certain assets. The 2002-2003 result included no exceptional items.

Excluding exceptional items, Base Metals’ profit before interest and taxation was US$1,156 million in 2003-2004, an increase of US$870 million compared with 2002-2003. The increase was mainly attributable to the price and volume increases mentioned above. These factors were partially offset by the unfavourable impact on operating costs of stronger A$/US$ and Chilean peso/US$ average exchange rates, higher operating and maintenance costs at Escondida, and higher production costs at Antamina. The prior year included a profit of US$40 million relating to the Alumbrera mine, which was sold effective April 2003.

Exploration expenditure incurred and expensed was US$10 million in 2003-2004 and US$12 million in 2002-2003.

Carbon Steel Materials

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$4.9 billion during 2003-2004, an increase of US$1.1 billion, or 30.8%, compared with 2002-2003. This increase was mainly attributable to stronger commodity prices, record production and sales volumes at Western Australian iron ore operations, and higher sales at both Queensland coal and Australian manganese ore operations.

Attributable Western Australian iron ore production was 76.5 million wet tonnes, an increase of 16% compared with the prior year. This increase reflects strong customer demand for iron ore products along with additional capacity following the completion of the Area C and Products and Capacity Expansion projects.

Production of Samarco pellets, pellet feed and sinter fines was 7.7 million tonnes in 2003-2004, a decrease of 0.2 million tonnes compared with the prior year.

Queensland coal production was 29.5 million tonnes in 2003-2004, an increase of 6% compared with the prior year. This reflects stronger market demand. Illawarra Coal production was 5.8 million tonnes in 2003-2004, a decrease of 14% compared with 2002-2003, largely reflecting difficult mining conditions.

Manganese alloy production was 712,000 tonnes in 2003-2004, a decrease of 3% compared with 2002-2003. Manganese ore production was 5.0 million tonnes, an increase of 21% compared with 2002-2003 which was due to strong customer demand.

Boodarie Iron production was 1,716,000 tonnes in 2003-2004, an increase of 3% compared with 2002-2003.

Profit before interest and taxation for 2003-2004 was US$1,137 million compared with a profit of US$1,045 million in the prior year. The 2002-2003 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume increases mentioned above. In addition, local currency unit cost performance improved at Western Australian iron ore, as a result of ongoing cost efficiency programmes and increased production. These improvements were partially offset by the unfavourable impact of stronger A$/US$ and rand/US$ average exchange rates and inflationary pressure on Australian and South African operations compared with the prior year. Depreciation charges increased at Western Australian iron ore operations following the completion of the Area C and Products and Capacity Expansion projects, and stripping and demurrage costs were higher at Queensland coal and Western Australian iron ore operations.

Exploration expenditure incurred and charged to profit was US$8 million in 2003-2004 and US$9 million in 2002-2003.

Diamonds and Specialty Products

Turnover, including our share of joint ventures and associates and including inter-segment turnover, was US$1.7 billion during 2003-2004, an increase of US$0.2 billion, or 15.2%, compared with 2002-2003. The increase was mainly attributable to higher realised prices for diamonds and Integris metal products (a reflection of strong market conditions), and higher diamond sales volumes.

EKATI (Canada) diamond production was 5,482,000 carats in 2003–2004, an increase of 1,142,000 carats or 26% compared with 4,340,000 carats in the prior year, mainly reflecting record plant throughput in 2003-2004. Sales volumes were up 8% and the average per carat value sold was up 27%.

Diamonds and Specialty Products’ profit before interest and taxation for 2003-2004 was US$410 million compared with a profit of US$299 million in the prior year. No exceptional items were included in 2002-2003 or 2003-2004. The increase in profit was mainly attributable to the price and volume factors mentioned above. In addition, the 2003-2004 result was favourably affected by profits realised on the sale of a non-core royalty interest (US$37 million). These factors were partially offset by higher price-linked costs at Integris Metals (US), lower titanium feedstock volumes, higher depreciation charges at EKATI and the unfavourable impact of stronger rand/US$ average exchange rates on operating costs.

Exploration expenditure incurred in 2003-2004 was US$87 million. The amount charged to profit was US$96 million in 2003-2004, including US$9 million exploration expenditure previously capitalised, now written off as impaired. Exploration expenditure incurred and expensed in 2002-2003 was US$78 million.

Energy Coal

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$2.6 billion during 2003-2004, an increase of US$0.5 billion, or 23.0%, over 2002-2003. The increase in turnover was mainly due to higher export prices resulting from strong demand in both the Atlantic and Pacific markets, and increased sales volumes from Australian and Colombian operations.

Production was 83.9 million tonnes, an increase of 2.7% compared with 81.7 million tonnes in the prior period. This reflects increased production at the Australian and Colombian operations.

Profit before interest and taxation for 2003-2004 was US$234 million compared with US$198 million in the prior year. The 2002-2003 and 2003-2004 results included no exceptional items. The increase was mainly attributable to the price and volume factors mentioned above, together with cost savings driven by integration synergies and business improvement programmes at Cerrejon Coal (Colombia). This was partially offset by the unfavourable impact on net operating costs of stronger rand/US$ and A$/US$ average exchange rates, and higher unit costs at Ingwe (South Africa) reflecting lower export sales volumes, higher contractor costs, and South African inflationary pressures. Increased demurrage costs at Ingwe and Hunter Valley (Australia) also had an unfavourable impact.

Exploration expenditure incurred and capitalised in 2003-2004 was US$3 million. The amount charged to profit was US$37 million, reflecting exploration expenditure previously capitalised, which was written off as impaired.

Stainless Steel Materials

Turnover, including our share of joint ventures and associates and inter-segment turnover, was US$1.7 billion in 2003-2004, an increase of US$0.6 billion, or 58.1%, over 2002-2003. The increase was mainly driven by higher realised prices for nickel (2004 – US$5.49/lb; 2003 – US$3.46/lb), and also for ferrochrome products, together with record production at nickel operations achieved through ongoing improvement programmes at both Cerro Matoso (Colombia) and the QNI Yabulu refinery (Australia).

Nickel production was 81,700 tonnes in 2003-2004, an increase of 5% compared with 78,100 tonnes in the prior year. Ferrochrome production was 1,026,000 tonnes in 2003-2004, an increase of 4% compared with 990,000 tonnes in the prior year. These increases were driven by strong market demand, operating efficiency gains and higher capacity utilisation.

Profit before interest and taxation for 2003-2004 was US$561 million compared with US$150 million in the prior year. The 2003-2004 result included an exceptional charge of US$10 million before taxation for reassessment of closure plans for closed sites. The 2002-2003 result included no exceptional items.

Excluding exceptional items, Stainless Steel Material’s profit before interest and taxation was US$571 million in 2003-2004, an increase of US$421 million compared with 2002-2003. The increase is mainly due to the favourable impact of price and volume factors on the 2003-2004 result mentioned above, together with profits from the sale of mineral rights in South Africa (US$30 million). These factors were partially offset by the unfavourable impact on operating costs of stronger rand/US$ and A$/US$ average exchange rates, higher price-linked ore supply costs at the QNI Yabulu refinery and higher royalties at Cerro Matoso. In addition, increased shipping costs, higher oil and coking coal prices, and inflationary pressures in South Africa had an unfavourable impact.

Exploration expenditure incurred in 2003-2004 was US$4 million. The amount charged to profit in 2003-2004 was US$2 million. Exploration expenditure incurred and charged to profit in 2002-2003 was US$3 million.

Group and Unallocated Items

This category represents corporate activities, including Group Treasury and Freight, Transport and Logistics operations, and certain comparative data for divested assets and investments including HBI Venezuela and Ok Tedi.

The contribution of these corporate activities to our profit before interest and taxation for 2003-2004 was a loss of US$229 million compared with a loss of US$256 million in the prior year. The 2003-2004 result included an exceptional charge of US$42 million before taxation for reassessment of closure plans for closed sites. No exceptional items were included in 2002-2003.

Excluding exceptional items, the contribution of Group and Unallocated Items to our profit before interest and taxation was a loss of US$187 million in 2003-2004, a decrease of US$69 million or 27% compared with 2002-2003.

Group and Unallocated Items’ contribution includes gains on legacy A$/US$ currency hedging of approximately US$39 million during the current period, compared with losses of approximately US$86 million in the prior year. These gains or losses mainly reflect the higher or lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the year. Net corporate operating costs, excluding gains and losses from legacy A$/US$ currency hedging and other exchange impacts, were US$258 million, a decrease of US$9 million compared to US$267 million in the prior year. The underlying decrease in costs was partially offset by the impact of asset sales and other one-off items in the prior year.

Dividends

We paid a first interim dividend of 8.0 US cents per fully paid ordinary share in December 2003, a second interim dividend of 8.5 US cents per fully paid ordinary share in May 2004 and a final dividend of 9.5 US cents per fully paid ordinary share in September 2004, bringing the declared total for 2003-2004 to 26.0 US cents. This compares to total dividends declared in 2002-2003 of 14.5 US cents per share. We declared three dividends for the year ended 30 June 2004 as a result of our decision to realign dividend declaration dates to coincide with the announcements of our interim and full year results.

Comparison to results under US Generally Accepted Accounting Principles

A number of differences between the results under UK GAAP and US GAAP arise from the fact that, whilst the DLC Merger was treated as a pooling-of-interests under UK GAAP, it was treated as a purchase of the BHP Billiton Plc Group by the BHP Billiton Limited Group under US GAAP.

For a detailed description of significant differences between UK GAAP and the estimated result under US GAAP see note 34 “US Generally Accepted Accounting Principles disclosures” in the 2005 BHP Billiton Group Annual Financial Statements.

The UK GAAP attributable profit for 2004-2005 was US$6.4 billion, which is US$10 million lower in comparison to US GAAP. The difference includes US$231 million (after tax) gain for fair value accounting for derivatives and US$49 million (after tax) increase in US GAAP net income due to lower employee compensation cost recognised under SFAS 123. Other taxation adjustments, which decreased US GAAP net income by US$284 million, mainly relate to the tax impact of net unrealised foreign exchange gains on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes, and tax expense of US$261 million, which has been recognised in the 2004-2005 year for US GAAP.

Under UK GAAP, attributable profit for 2003-2004 was US$3.4 billion compared to US$2.7 billion under US GAAP, a difference of US$0.7 billion. The difference included estimated adjustments of US$491 million (after tax) for impairment of goodwill recorded on acquisition of the BHP Billiton Plc Group, US$88 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group and a US$214 million (after tax) loss for fair value accounting for derivatives. Other taxation adjustments, which increased US GAAP net income by US$150 million, mainly related to the introduction of the tax consolidation regime in Australia, whereby the benefit is recognised over the lives of affected assets for UK GAAP, but is recognised immediately in 2003-2004 for US GAAP.

Under UK GAAP, attributable profit for 2002-2003 was US$1.9 billion compared to US$1.6 billion under US GAAP, a difference of US$0.3 billion. The difference included estimated adjustments of US$85 million (after tax) for increased depreciation and amortisation of the fair value adjustment on acquisition of the BHP Billiton Plc Group. Other taxation adjustments mainly related to the tax impact of net unrealised foreign exchange gains on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes, of US$193 million, which was recognised in the 2002-2003 year for US GAAP. Additionally, the US$61 million charge for UK petroleum tax was reflected in 2002-2003 for US GAAP.

As discussed in note 34 ‘US Generally Accepted Accounting Principles disclosures’ in the 2004 BHP Billiton Group Annual Financial Statements, we changed our methods of accounting for goodwill and employee stock-based compensation under US GAAP in 2002-2003 (refer to footnotes (A) and (B) respectively).

B.     Liquidity and Capital Resources

Cash flow analysis

Our statements of cash flows for the three years ended 30 June 2005, 2004 and 2003 are summarised as follows.

	Year ended 30 June
US$ millions	2005	2004	2003
Net cash inflow from Group operating activities	10,628	6,566	4,834
Dividends received from joint ventures and associates	255	203	197
Net cash (outflow) from returns on investments and servicing of finance	(500)	(332)	(398)
Taxation (payments)	(1,695)	(1,337)	(1,002)

Available cash flow	8,688	5,100	3,631

Net cash (outflow) from capital expenditure and financial investment	(4,024)	(2,832)	(2,355)
Net cash inflow / (outflow) from acquisitions and disposals	(5,879)	179	405

Net cash flow used in investing activities	(9,903)	(2,653)	(1,950)

Equity dividends (paid)	(1,404)	(1,501)	(830)
Net cash inflow / (outflow) from management of liquid resources	998	(178)	(665)
Net cash inflow / (outflow) from debt and finance leases	3,757	(835)	(458)
Share repurchase scheme – BHP Billiton Limited	(1,792)	—	—
Net cash inflow from equity financing	19	51	146

Net cash flow from financing, liquid resources and dividends	1,578	(2,463)	(1,807)

(Decrease) / increase in cash in the financial year	363	(16)	(126)

Available cash flow increased by US$3,588 million, or 70.4%, to US$8,688 million in 2004-2005 from US$5,100 million in 2003-2004. The key components of this increase were increased cash generated from operating activities (mainly due to higher profits) in 2004-2005 compared to 2003-2004, partly offset by increased taxation payments of US$358 million in 2004-2005 compared to 2003-2004.

Available cash flow increased by US$1,469 million, or 40.5%, to US$5,100 million in 2003-2004 from US$3,631 million in 2002-2003. The key components of this increase were increased cash generated from operating activities (mainly due to higher profits) in 2003-2004 compared to 2002-2003, partly offset by increased taxation payments in 2003-2004 compared to 2002-2003.

Capital expenditure and financial investment was a key component of our cash flow used in investing activities in 2004-2005. Expenditure on growth projects and investments amounted to US$10,467 million, including US$6,594 million on the acquisition of WMC, US$845 million on petroleum projects and US$1,869 million on mineral projects. Sustaining and maintenance capital expenditure was US$1,159 million. Proceeds on the disposal of subsidiaries and operations were US$563 million.

Capital expenditure and financial investment was the key component of our cash flow used in investing activities in 2003-2004. Expenditure on growth projects and investments amounted to US$1,698 million, including US$821 million on petroleum projects and US$877 million on minerals and other corporate projects. Sustaining and maintenance capital expenditure was US$926 million.

Our Board has approved 10 major projects over the past year (“major” projects being those involving budgeted capital expenditure of more than US$100 million), with an aggregated budget of approximately US$5.4 billion that are under development as at 30 June 2005. Actual capital expenditure for these projects may be higher if costs increase beyond the amounts budgeted. We have recently reviewed the budget of the Ravensthorpe Nickel and Yabulu Extension projects, following which we have revise the budgets for these projects upwards by US$290 million and US$110 million respectively. The following tables summarise the approved projects:

Projects approved during 2004-2005

Customer Sector Group	Project	Projected Capacity (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Neptune (US) BHP Billiton – 35% share	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	300	End 2007

Petroleum	North West Shelf 5th Train (Australia) BHP Billiton – 16.7% share	LNG processing capacity 4.2 million tonnes per annum (100%)	250	Late 2008

Base Metals	Spence (Chile) BHP Billiton – 100% share	200,000 tonnes per annum of copper cathode	990	Q4 2006

Carbon Steel Materials	WA Iron Ore Rapid Growth Project 2 (Australia) BHP Billiton – 85% share	Increase system capacity to 118 million tonnes per annum (100%)	489	H2 2006

			2,029

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Projected Capacity (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Atlantis South (US) BHP Billiton – 44% share	200,000 barrels of oil and 180 million cubic feet of gas per day (100%)	1,115	Q3 2006

Aluminium	Worsley Development Capital Projects (Australia) BHP Billiton – 86% share	250,000 tonnes per annum of alumina (100%)	165	Q1 2006

Base Metals	Escondida Norte (Chile) BHP Billiton – 57.5% share	Maintain capacity at 1.25 million tonnes per annum of copper (100%)	230	Q4 2005

Base Metals	Escondida Sulphide Leach (Chile) BHP Billiton – 57.5% share	180,000 tonnes per annum of copper cathode (100%)	500	H2 2006

Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton –100% share	Up to 50,000 tonnes per annum of contained nickel in concentrate	1,050(3)	Q2 2007

Stainless Steel Materials	Yabulu Extension (Australia) BHP Billiton – 100% share	45,000 tonnes per annum of nickel	350(3)	End 2007

			3,410

(1)	All references to budgeted capital expenditure and capacity are the BHP Billiton Group’s share unless noted otherwise.
(2)	References to quarters and half years are based on calendar years.
(3)	Budgeted project costs have recently been reviewed and forecast costs have been revised to US$1,340 million for Ravensthorpe and US$460 million for Yabulu.

During 2004-2005, we completed 8 projects, reflecting total capital expenditure of approximately US$1,786 million, slightly more than the budgeted cost of US$1,762 million.

Net debt and sources of liquidity

Our policies on debt and treasury management are as follows:

•	Commitment to a solid A credit rating;

•	Cash flow positive before dividends, debt service and any share buybacks, excluding cash effects of major acquisitions;

•	Target a minimum interest cover ratio of eight times over the commodity cycle;

•	Maintain net gearing (net debt/net debt + net assets) of 35-40%;

•	Flexibility from diversification of funding sources; and

•	Generally maintain borrowings and excess cash in US dollars.

Interest rate risk on our outstanding borrowings and investments is managed as part of the Portfolio Risk Management strategy. Refer to note 29 ‘Financial Instruments’ in the 2005 BHP Billiton Group Annual Financial Statements for more details on our Portfolio Risk Management strategy. When required under this strategy, we use interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. All interest swaps have been designated as hedging instruments.

Net debt at 30 June 2005 was US$9.7 billion, an increase of US$4.7 billion for the year. This increase primarily related to borrowings incurred to fund the acquisition of WMC. Net debt at 30 June 2004 was US$5.0 billion, a decrease of US$1.0 billion for that year. Our gearing level was 35.7% at 30 June 2005, compared with 25.7% at 30 June 2004 and 31.7% at 30 June 2003.

The ratio of current assets (excluding debtors due after one year) to creditors due within one year, which represents amounts falling due within one year, was 87.0% at 30 June 2005 compared with 135% at 30 June 2004 and 126% at 30 June 2003. This decrease is primarily due to the additional debt which was drawn down to fund the acquisition of WMC.

Cash at bank and in hand less overdrafts at 30 June 2005 was US$901 million compared with US$541 million at 30 June 2004 and US$566 million at 30 June 2003. In addition, we had money market deposits at 30 June 2005 of US$502 million compared with US$1,144 million at 30 June 2004 and US$965 million at 30 June 2003.

The maturity profile of our debt obligations is set forth under “Tabular Disclosure of Contractual Obligations” below. The following table sets forth the maturity profile of our undrawn committed facilities as at 30 June 2005 and 2004:

	Undrawn committed facilities as at 30 June
	2005	2004
	(US$ millions)
Expiring in one year or less	—	1,250
Expiring in more than two years	5,500	1,250

	5,500	2,500

In September 2004, our US$2.5 billion multi-currency Revolving Credit Facility was cancelled and replaced with a new US$2.0 billion multi-currency Revolving Credit Facility maturing in September 2009. In March 2005, this facility (which is available for general corporate purposes) was increased to US$3.0 billion. As at 30 June 2005 this facility was undrawn.

In March 2005, we established a new US$5.5 billion acquisition finance facility with a syndicate of banks to finance the WMC acquisition. This facility has a US$3.0 billion 18 month tranche and a US$2.5 billion 5 year tranche. At 30 June 2005, the US$3.0 billion tranche was fully drawn.

The interest rates of these facilities are based on an interbank rate plus a margin. The applicable margin is typical for a credit facility extended to a company with our credit rating. A negative pledge applies to both credit facilities and there are no financial covenants.

In October 2004, Moody’s Investors Service (Moody’s) upgraded our long term credit rating from A2 to A1 (the short term rating is P-1). As a result of the announcement of the takeover of WMC in March 2005, Moody’s changed the Group’s outlook to developing from stable. On the successful acquisition of control of WMC in June 2005, Moody’s changed the Group’s outlook from developing back to stable. Standard & Poor’s made no change to the Group’s outlook or rating which remained at A+ (the short term rating is A-1).

In addition to the foregoing, the following are details of recent activities in relation to our funding facilities:

•	We issued our inaugural Eurobond under the Euro Medium Term Note (EMTN) programme in October 2002. The issue of Euro750 million five-year notes was swapped back to US dollars;

•	In April 2003, we issued our inaugural global bond of US$850 million aggregate principal amount of 4.80% notes, with a ten-year maturity;

•	We increased the maximum amount of our EMTN programme to US$2.0 billion in May 2003;

•	In February 2003, we established a US$2 billion US commercial paper programme and in June 2003 carried out the first issue from the programme;

•	In June 2005, we increased our US dollar commercial paper programme limit from US$2.0 billion to US$3.0 billion.

None of our general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants which vary from facility to facility but which would be considered normal for such facilities.

Capital management

On 18 August 2004, we announced our intention to return up to US$2 billion of capital to shareholders. On 23 November 2004, the first phase of the programme was completed with an off-market share buy-back of 180.72 million BHP Billiton Limited shares. The total amount of capital repurchased by BHP Billiton under the buy-back was US$1.780 billion, representing 2.9% of the issued share capital of the BHP Billiton Group (4.8% of BHP Billiton Limited). The final price for the buy-back was A$12.57 per share, representing a discount of 12% to the volume weighted average price of BHP Billiton Limited shares over the 5 days up to and including the closing date of the buy-back. US and Canadian shareholders and ADR holders were ineligible to participate in the buy-back. The balance of the US$2 billion was returned to shareholders in the form of a higher interim dividend for the first half of 2004-2005.

C.     Research and Development, Patents and Licences, etc

Relevant information regarding research and development, patents and licences, etc is discussed for the BHP Billiton Group in Item 4B “Information on the Company – Diamonds and Specialty Products – Technology”.

D.     Trend Information

Relevant industry and market trends are discussed for the BHP Billiton Group as a whole and for each business segment in Item 5A “Operating Results”.

E.     Off-balance Sheet Arrangements

Relevant information in relation to off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and other expenditure, commitments under leases and financial instruments is provided below.

The following discussion describes our material off-balance sheet arrangements at 30 June 2005.

Contingent Liabilities

The following table sets forth our contingent liabilities (not otherwise provided for in the accounts) as of 30 June 2005.

Contingent liabilities (c)
US$ millions
Joint ventures (unsecured) – Other (a)	104
Subsidiary undertakings (unsecured, including guarantees)
Performance guarantees(b)	1
Other (a)	155

Total contingent liabilities (a)	260

(a)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(b)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts at 30 June 2005. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above. Details of the principal legal claims are set out in note 21 ‘Provisions for liabilities and charges’ in the 2005 BHP Billiton Group Annual Financial Statements.
(c)	For US GAAP reporting purposes, the Group is required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible, and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group performance guarantees of US$30 million (2004:US$30 million) and US$333 million (2004: US$388 million) in other for which provisions have been included in the Group accounts.

Refer to note 32 ‘Contingent liabilities’ and note 21 ‘Provisions for liabilities and charges’ in the 2005 BHP Billiton Group Annual Financial Statements.

Commitments for Capital Expenditure

Contractual commitments for capital expenditure outstanding at 30 June 2005 amounted to US$2.4 billion. These commitments related mainly to the Petroleum CSG in connection with developments in the Gulf of Mexico (US$0.2 billion); the Aluminium CSG in connection with Worsley (US$0.1 billion) and Suriname (US$0.1 billion); the Base Metals CSG in relation to Spence (US$0.3 billion) and Sulphide Leach (US$0.3 billion) projects; the Carbon Steel Materials CSG in relation to Queensland Coal operations (US$0.2 billion), Western Australian iron ore operations (US$0.3 billion) and Illawarra Coal (US$0.1 billion); and the Stainless Steel Materials CSG in relation to Ravensthorpe and the Yabulu Expansion (US$0.5 billion). Of the total of US$2.4 billion, US$2.3 billion is expected to be expended in the year ending 30 June 2006. We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from the existing facilities described under “Liquidity and Capital Resources” above or new facilities on similar terms.

Refer to note 26 ‘Commitments’ in the 2005 BHP Billiton Group Annual Financial Statements.

Commitments for Other Expenditure

Contractual commitments for other expenditure outstanding at 30 June 2005 amounted to US$4.0 billion. These commitments relate mainly to supply of goods and services (US$3.4 billion), royalty payments (US$0.1 billion), exploration expenditure (US$0.3 billion) and chartering costs (US$0.2 billion). We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements, will be met from internal cash flow and, to the extent necessary, from external sources.

Refer to note 26 ‘Commitments’ in the 2005 BHP Billiton Group Annual Financial Statements.

Commitments Under Leases

We enter into operating leases as a means of acquiring access to various property, plant and equipment, and we have finance leases which predominantly relate to the dry bulk carrier Iron Yandi, power lines, mobile equipment and vehicles. The following table sets forth our lease obligations as of 30 June 2005 broken down by varying maturities.

	Obligations under operating leases	Obligations under finance leases
	(US$ millions)	(US$ millions)
Due not later than one year	250	7
Due later than one year and not later than three years	365	16
Due later than three years and not later than five years	197	14
Due later than five years	212	70

Total commitments under leases	1,024	107

Refer to note 26 ‘Commitments’ in the 2005 BHP Billiton Group Annual Financial Statements.

Financial Instruments

The following table presents the book values and fair values of our financial instruments. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that we could realise in the normal course of business.

The book value (representing the amounts held on our balance sheet) and fair value of our financial instruments is as follows:

	Book value 2005	Fair value 2005
	US$ millions
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(3,202)	(3,202)
Long-term borrowings	(8,371)	(8,630)
Cross currency contracts
Principal	447	423
Interest rate	40	113
Other liabilities to be settled in cash	(4,891)	(4,891)
Interest rate swaps	28	27
Cash and money market deposits	1,418	1,418
Loans to joint ventures and associates	84	84
Current asset investments	212	212
Fixed asset investments (excluding investment in own shares)	98	163
Investment in exploration companies	—	21
Other assets to be settled in cash	3,804	3,804
Derivative financial instruments held to hedge the BHP Billiton Group’s foreign currency transaction and commodity price risks
Forward commodity contracts	—	6
Forward foreign currency contracts	—	40

	(10,333)	(10,412)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges, and borrowings are presented excluding the effect of the principal portion of cross currency interest rate swaps.

Refer to note 29 ‘Financial Instruments’ in the 2005 BHP Billiton Group Annual Financial Statements.

F.     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations at 30 June 2005 broken down by varying maturities:

(US$ millions)	Bank loans, debentures and other loans	Subsidiary preference shares	Obligations under operating leases	Obligations under finance leases	Capital commitments	Other commitments	Other creditors(1)	Total
Due for payment
In one year or less or on demand	2,649	450	250	3	2,308	967	4,350	10,977
In more than one year but not more than three years	3,667	—	365	11	106	1,200	113	5,462
In more than three years but not more than five years	1,224	—	197	7	4	599	—	2,032
In more than five years	3,080	—	212	35	—	1,239	360	4,925

	10,620	450	1,024	56	2,418	4,005	4,823	23,396

(1)	Other creditors represent liabilities deemed to be financial instruments, payable in cash.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In Item 5 under the heading “Our Business - External Factors Affecting Our Results” we identified our primary market risks. Note 29 to the 2005 BHP Billiton Group Annual Financial Statements provides the quantitative and qualitative information required by Item 11 of Form 20-F, including a description of how we manage our market risks and quantitative information about our market risk sensitive instruments outstanding at June 30, 2005.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements are included as the “F” pages to this annual report. The information set out in these accounts does not constitute the company’s statutory accounts for the year ended 30 June 2005 and 2004. Those accounts have been reported on by the company’s auditors; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the United Kingdom Companies Act 1985. The accounts for the year ended 30 June 2004 and 30 June 2005 have been delivered to the registrar of companies.

ITEM 19.	EXHIBITS

Index to Exhibits filed with this Amendment No. 1

12.1	Certification by Chief Executive Officer, Mr Charles Goodyear, dated 10 November 2005.
12.2	Certification by Chief Financial Officer, Mr Chris Lynch, dated 10 November 2005.
13.1	Certification by Chief Executive Officer, Mr Charles Goodyear, and Chief Financial Officer, Mr Chris Lynch, dated 10 November 2005.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

BHP BILLITON GROUP

ANNUAL FINANCIAL STATEMENTS

30 JUNE 2005

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Report of Independent Registered Public Accounting Firm

To the members of BHP Billiton Plc and BHP Billiton Limited:

We have audited the accompanying consolidated balance sheets of the BHP Billiton Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2005 and 2004, and the related consolidated profit and loss accounts, consolidated statements of total recognised gains and losses and consolidated statements of cash flows for each of the years in the three year period ended 30 June 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the BHP Billiton Group at 30 June 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three year period ended 30 June 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

/s/ KPMG Audit Plc	/s/ KPMG

KPMG Audit Plc	KPMG
London	Melbourne
3 October 2005	3 October 2005

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account

for the year ended 30 June 2005

		2005
	Notes	Continuing Operations excluding acquisitions and exceptional items	Acquisitions (note 3)	Total Continuing Operations excluding exceptional items	Exceptional items (note 2)	Total
		US$M	US$M	US$M	US$M	US$M
Turnover (including share of joint ventures and associates)
Group production		24 611	248	24 859	—	24 859
Third party products	4	6 945	—	6 945	—	6 945

	4,5	31 556	248	31 804	—	31 804
less Share of joint ventures’ and associates’ turnover included above	4,5	(2 217)	—	(2 217)	—	(2 217)

Group turnover	5	29 339	248	29 587	—	29 587
Net operating costs (a)	7	(20 992)	(213)	(21 205)	(79)	(21 284)

Group operating profit/(loss)		8 347	35	8 382	(79)	8 303
Share of operating profit of joint ventures and associates	4,5,15	799	—	799	—	799

Operating profit/(loss) (including share of operating profit of joint ventures and associates)		9 146	35	9 181	(79)	9 102

Comprising:
Group production		9 032	35	9 067	(79)	8 988
Third party products	4	114	—	114	—	114

		9 146	35	9 181	(79)	9 102
Income from other fixed asset investments		37	—	37	—	37
Profit on sale of fixed assets		112	—	112	56	168
Profit on sale of operations		—	—	—	242	242
Loss on termination of operations	2	—	—	—	(387)	(387)
Loss on sale of Discontinued Operations	2	—	—	—	—	—

Profit/(loss) before net interest and similar items payable and taxation	4,5	9 295	35	9 330	(168)	9 162
Net interest and similar items payable
Group	8			(383)	—	(383)
Joint ventures and associates	4,8			(38)	—	(38)

Profit/(loss) before taxation	4,5			8 909	(168)	8 741
Taxation	10			(2 215)	104	(2 111)

Profit/(loss) after taxation				6 694	(64)	6 630
Equity minority interests				(182)	(50)	(232)

Profit/(loss) for the financial year (attributable profit)				6 512	(114)	6 398
Dividends to shareholders	11			(1 695)	—	(1 695)

Retained profit/(loss) for the financial year	24			4 817	(114)	4 703
Earnings per ordinary share (basic) (US cents)	12			106	(2)	104
Earnings per ordinary share (diluted) (US cents)	12			106	(2)	104
Dividend per ordinary share (US cents)	11					28.0

(a)	Exceptional items include US$50 million of net operating costs relating to the acquisition of WMC Resources Ltd. Refer note 2.

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account continued

for the year ended 30 June 2004

		2004
	Notes	Continuing Operations excluding exceptional items	Exceptional items (note 2)	Total
		US$M	US$M	US$M
Turnover (including share of joint ventures and associates)
Group production		18 283	—	18 283
Third party products	4	6 660	—	6 660

	4,5	24 943	—	24 943
less Share of joint ventures’ and associates’ turnover included above	4,5	(2 056)	—	(2 056)

Group turnover	5	22 887	—	22 887
Net operating costs (a)	7	(17 960)	66	(17 894)

Group operating profit/(loss)		4 927	66	4 993
Share of operating profit of joint ventures and associates	4,5,15	425	—	425

Operating profit/(loss) (including share of operating profit of joint ventures and associates)		5 352	66	5 418

Comprising:
Group production		5 319	66	5 385
Third party products	4	33	—	33

		5 352	66	5 418
Income from other fixed asset investments		35	—	35
Profit on sale of fixed assets		95	—	95
Profit on sale of operations		6	—	6
Loss on termination of operations	2	—	(534)	(534)
Loss on sale of Discontinued Operations	2	—	—	—

Profit/(loss) before net interest and similar items payable and taxation	4,5	5 488	(468)	5 020
Net interest and similar items payable
Group	8	(407)	—	(407)
Joint ventures and associates	4,8	(95)	—	(95)

Profit/(loss) before taxation	4,5	4 986	(468)	4 518
Taxation	10	(1 379)	337	(1 042)

Profit/(loss) after taxation		3 607	(131)	3 476
Equity minority interests		(97)	—	(97)

Profit/(loss) for the financial year (attributable profit)		3 510	(131)	3 379
Dividends to shareholders	11	(1 617)	—	(1 617)

Retained profit/(loss) for the financial year	24	1 893	(131)	1 762
Earnings per ordinary share (basic) (US cents)	12	56	(2)	54
Earnings per ordinary share (diluted) (US cents)	12	56	(2)	54
Dividend per ordinary share (US cents)	11			26.0

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Profit and Loss Account continued

for the year ended 30 June 2003

		2003
	Notes	Continuing Operations excluding exceptional items	Exceptional items (note 2)	Total
		US$M	US$M	US$M
Turnover (including share of joint ventures and associates)
Group production		14 124	—	14 124
Third party products	4	3 382	—	3 382

	4,5	17 506	—	17 506
less Share of joint ventures’ and associates’ turnover included above	4,5	(1 898)	—	(1 898)

Group turnover	5	15 608	—	15 608
Net operating costs (a)	7	(12 554)	—	(12 554)

Group operating profit/(loss)		3 054	—	3 054
Share of operating profit of joint ventures and associates	4,5,15	358	—	358

Operating profit/(loss) (including share of operating profit of joint ventures and associates)		3 412	—	3 412

Comprising:			—
Group production		3 361	—	3 361
Third party products	4	51	—	51

		3 412	—	3 412
Income from other fixed asset investments		16	—	16
Profit on sale of fixed assets		46	—	46
Profit on sale of operations		7	—	7
Loss on termination of operations	2	—	—	—
Loss on sale of Discontinued Operations	2	—	(19)	(19)

Profit/(loss) before net interest and similar items payable and taxation	4,5	3 481	(19)	3 462
Net interest and similar items payable
Group	8	(444)	—	(444)
Joint ventures and associates	4,8	(93)	—	(93)

Profit/(loss) before taxation	4,5	2 944	(19)	2 925
Taxation	10	(984)	—	(984)

Profit/(loss) after taxation		1 960	(19)	1 941
Equity minority interests		(40)	—	(40)

Profit/(loss) for the financial year (attributable profit)		1 920	(19)	1 901
Dividends to shareholders	11	(900)	—	(900)

Retained profit/(loss) for the financial year	24	1 020	(19)	1 001
Earnings per ordinary share (basic) (US cents)	12	31	—	31
Earnings per ordinary share (diluted) (US cents)	12	31	—	31
Dividend per ordinary share (US cents)	11			14.5

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Total Recognised Gains and Losses

for the years ended 30 June 2005, 2004 and 2003

	Group			Joint ventures and associates			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Attributable profit for the financial year (a)	5 834	3 156	1 737	564	223	164	6 398	3 379	1 901
Exchange gains on foreign currency net investments (b)	7	48	67	—	—	—	7	48	67

Total recognised gains for the financial year	5 841	3 204	1 804	564	223	164	6 405	3 427	1 968

Prior year adjustment arising from the change in accounting policy in 2004	—	84	—	—	—	—	—	84	—

Total recognised gains since last annual report	5 841	3 288	1 804	564	223	164	6 405	3 511	1 968

(a)	Included in joint ventures’ and associates’ attributable profit is a profit of US$nil (2004: US$nil; 2003: US$25 million) relating to associated companies.
(b)	Exchange gains on foreign currency net investments include net exchange gains on designated foreign currency borrowings, which hedge overseas investments, of US$nil (2004: US$nil; 2003: US$7 million) and associated tax expense of US$nil (2004: US$nil; 2003: US$2 million).

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Balance Sheet

as at 30 June 2005 and 2004

	Notes	2005	2004
		US$M	US$M
Fixed assets
Intangible assets
Goodwill	13	17	34

		17	34

Tangible assets	14	30 347	20 945
Investments
Joint ventures - share of gross assets		2 810	2 951
Joint ventures - share of gross liabilities		(1 285)	(1 582)

	15	1 525	1 369

Loans to joint ventures and other investments	15	182	361

Total fixed assets		32 071	22 709

Current assets
Stocks	16	2 568	1 760
Debtors
Amounts due within one year	17	3 611	2 924
Amounts due after more than one year	17	2 068	1 482

		5 679	4 406

Investments	18	212	167
Cash including money market deposits	28	1 418	1 818

Total current assets		9 877	8 151
Creditors - amounts falling due within one year	19	(8 994)	(4 935)

Net current assets		883	3 216

Total assets less current liabilities		32 954	25 925
Creditors - amounts falling due after more than one year	20	(8 555)	(5 987)
Provisions for liabilities and charges	21	(6 910)	(5 558)

Net assets		17 489	14 380
Equity minority interests		(336)	(342)

Attributable net assets		17 153	14 038

Capital and reserves
Called up share capital - BHP Billiton Plc – nominal value US$0.50 each (2004: US$0.50); 3 000 000 000 authorised (2004: 3 000 000 000); 531 852 998 unissued (2004: 531 852 998)	22	1 234	1 234
Share premium account	24	518	518
Contributed equity - BHP Billiton Limited – 3 587 977 615 issued (2004: 3 759 487 555)	22	1 611	1 851
Profit and loss account	24	13 798	10 461
Interest in shares of BHP Billiton	25	(8)	(26)

Equity shareholders’ funds	25	17 153	14 038

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows

for the years ended 30 June 2005, 2004 and 2003

	Notes	2005	2004 (b)	2003 (b)
		US$M	US$M	US$M
Net cash inflow from Group operating activities (a)		10 628	6 566	4 834

Dividends received from joint ventures and associates		255	203	197
Interest paid		(353)	(347)	(383)
Dividends paid on redeemable preference shares		(25)	(23)	(28)
Interest received		79	78	36
Other dividends received		37	35	15
Dividends paid to equity minority interests		(238)	(75)	(38)

Net cash outflow from returns on investments and servicing of finance		(500)	(332)	(398)

Taxation paid		(1 695)	(1 337)	(1 002)

Available cash flow		8 688	5 100	3 631

Purchases of tangible fixed assets		(3 831)	(2 589)	(2 571)
Exploration expenditure		(533)	(454)	(348)
Disposals of tangible fixed assets		155	157	99
Purchase of investments and funding of joint ventures		(42)	(35)	(95)
Sale of investments and repayments by joint ventures (c)		227	89	560

Net cash outflow from capital expenditure and financial investment		(4 024)	(2 832)	(2 355)

Investment in subsidiaries		(6 594)	—	—
Cash acquired from investment in subsidiaries		40	—	—
Disposal or sale of subsidiaries and operations		563	53	358
Cash transferred on disposal or sale of subsidiaries and operations		(90)	(5)	(86)
Disposal of joint ventures and associates		202	131	133

Net cash (outflow)/inflow from acquisitions and disposals		(5 879)	179	405

Net cash flow before equity dividends paid, management of liquid resources and financing		(1 215)	2 447	1 681
Equity dividends paid		(1 404)	(1 501)	(830)

Net cash flow before management of liquid resources and financing		(2 619)	946	851

Net cash inflow/(outflow) from management of liquid resources	28	998	(178)	(665)

Finance lease obligations		(22)	(9)	–
Debt due within one year – repayment of loans		(1 933)	(854)	(2 718)
Debt due within one year – drawdowns		2 651	256	1 435
Debt due after more than one year – repayment of loans		(42)	(482)	(1 438)
Debt due after more than one year – drawdowns		3 103	254	2 263

Net cash inflow/(outflow) from debt and finance leases		3 757	(835)	(458)
Share repurchase scheme - BHP Billiton Plc		—	—	(20)
Share repurchase scheme - BHP Billiton Limited		(1 792)	—	—
Purchase of shares by ESOP trusts		(47)	(25)	(6)
Issue of shares		66	76	172

Net cash inflow/(outflow) from financing		1 984	(784)	(312)

Increase/(decrease) in cash in the financial year		363	(16)	(126)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Consolidated Statement of Cash Flows continued

for the years ended 30 June 2005, 2004 and 2003

	Notes	2005	2004 (b)	2003 (b)
		US$M	US$M	US$M
Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the financial year		363	(16)	(126)
Net cash flow from debt and finance leases		(3 757)	835	458
Net cash flow from management of liquid resources		(998)	178	665

(Increase)/decrease in net debt arising from cash flows		(4 392)	997	997
Money market deposits and loans acquired with subsidiaries		(381)	—	—
Loans transferred on disposal of operations		48	—	—
Other non-cash movements	28	—	(31)	232
Increase in net debt from exchange adjustments	28	(18)	(104)	(146)

(Increase)/decrease in net debt		(4 743)	862	1 083
Net debt at beginning of the financial year	28	(4 965)	(5 827)	(6 910)

Net debt at end of the financial year	28	(9 708)	(4 965)	(5 827)

(a)	Net cash inflow from Group operating activities

	2005	2004	2003
	US$M	US$M	US$M
Group operating profit	8 303	4 993	3 054
Depreciation and amortisation	1 952	1 751	1 648
Impairment of assets	16	116	73
Employee share awards	116	96	70
Net exploration charge (excluding impairment of assets)	353	284	248
Increase in stocks	(393)	(356)	(250)
Increase in debtors	(631)	(734)	(286)
Increase in creditors	711	365	104
Increase in provisions	199	48	128
Other items	2	3	45

Net cash inflow from Group operating activities	10 628	6 566	4 834

(b)	Restated – refer note 28.
(c)	The impact on the BHP Billiton Group’s cash flows of the demerger of the BHP Steel business in July 2002 was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash (outflow)/inflow from acquisitions and disposals, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in the sale of investments and repayments by joint ventures.

The accompanying notes form part of these financial statements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Dual Listed Companies Structure and Basis of Preparation of Financial Statements

Merger terms

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) and BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:

•	the shareholders of BHP Billiton Plc and BHP Billiton Limited have a common economic interest in both Groups;

•	the shareholders of BHP Billiton Plc and BHP Billiton Limited take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;

•	BHP Billiton Plc and BHP Billiton Limited have a common Board of Directors, a unified management structure and joint objectives;

•	dividends and capital distributions made by the two Companies are equalised; and

•	BHP Billiton Plc and BHP Billiton Limited each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Plc or BHP Billiton Limited proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Plc or BHP Billiton Limited will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Plc or BHP Billiton Limited, any change of ownership of any existing shares or securities of BHP Billiton Plc or BHP Billiton Limited, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Plc and one share in BHP Billiton Limited were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

Treatment of the DLC merger for accounting purposes

Under UK Generally Accepted Accounting Principles (GAAP), the DLC merger is treated as a business combination because a single economic entity has been formed, even though BHP Billiton Plc and BHP Billiton Limited remain separate legal entities. The consolidated financial statements of BHP Billiton Plc therefore include those of BHP Billiton Limited and its subsidiaries in accordance with the requirements of s227(5) of the Companies Act 1985.

The DLC merger is accounted for using the merger method of accounting in accordance with UK accounting standards as this is its substance. The nature of the DLC merger has resulted in the inclusion of amounts attributable to the shareholders of both BHP Billiton Plc and BHP Billiton Limited in capital and reserves on the balance sheet, and in attributable profit.

The substance of the DLC merger of BHP Billiton Plc and BHP Billiton Limited required that merger accounting was applied in accounting for the combination.

This is because:

•	No party has ever been portrayed as either the acquirer or the acquired, either by its own Board or management during the process;

•	All the parties to the combination clearly participated, on a consensual basis, in establishing the management structure of and key positions in the combined entity;

•	Neither party dominates the other and this has been borne out in practice since the merger;

•	Consideration was wholly equity shares in the BHP Billiton Group; and

•	Neither set of shareholders retained an interest in the future performance of only part of the combined Group.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Dual Listed Companies Structure and Basis of Preparation of Financial Statements continued

Subsequent events continue to bear this out:

•	The initiation and continuation of the combined ‘BHP Billiton’ name, logo and trademarks as the approved nomenclature of the merged Group;

•	The creation of a new Customer Sector Group segment structure within the BHP Billiton Group reflecting a new approach to management of customer-based groupings of assets, which reflects neither the previous approach of the BHP Billiton Plc Group nor the BHP Billiton Limited Group;

•	Continuing Board rationalisation reflecting the equivalence of importance of each party to the merger; and

•	No wholesale sale of assets from either side of the business with those assets combined at the time of the merger continuing to be the assets that underpin the BHP Billiton Group presently.

At the date of the merger, the interests of the shareholders of BHP Billiton Plc and BHP Billiton Limited in the BHP Billiton Group were 38.6 per cent and 61.4 per cent respectively. Whilst this might indicate that BHP Billiton Limited would dominate the BHP Billiton Group, BHP Billiton rebuts the UK GAAP presumption of dominance on the grounds that the initial composition of the Board and the formally constituted Committees of the Board indicated that BHP Billiton Plc had a greater degree of influence than its proportion of voting rights would demand, and the Nominations Committee (which comprised two legacy BHP Billiton Limited Directors and two legacy BHP Billiton Plc Directors) effectively blocked the ability of the legacy BHP Billiton Limited Directors to alter the balance of legacy BHP Billiton Limited and BHP Billiton Plc Directors on the Board of the merged Group, at the expense of BHP Billiton Plc.

The Board is of the view that there has clearly been no dominance (or attempts to exert a dominant influence) in practice since the announcement of the merger. Actions since the merger continue to support the view that the substance of the transaction was that of a merger.

BHP Billiton Limited’s plans for the business now referred to as BHP Steel were part of a strategy for its entire steel business. This had, prior to the DLC merger, included the spin-off of another part of the steel business, this was OneSteel (in October 2000), and the closure of a major steel works in Australia (in September 1999). BHP Billiton, in making the announcement about its plans for the demerger, did not make this a condition of merger nor was it a related arrangement. The shareholders of BHP Billiton Limited and BHP Billiton Plc were not asked to vote on the BHP Steel demerger at the time of the votes on the DLC merger. This demerger transaction was some way off at the time of merger and was conditional on shareholder votes by both BHP Billiton Limited and BHP Billiton Plc shareholders and the approval by the courts in Australia.

The demerger resulted in the shareholders of both BHP Billiton Plc and BHP Billiton Limited receiving their share of the value of BHP Steel upon demerger (albeit that the shareholders of BHP Billiton Plc received this in the form of a greater share of the remaining BHP Billiton Group and BHP Billiton Limited shareholders received it in the form of shares in BHP Steel). Both shareholder groups enjoyed the economic benefits of ownership of BHP Steel from the consummation of the merger to the date of demerger.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies

Basis of accounting

The financial statements have been prepared under the historical cost convention (except as discussed under tangible fixed assets below) and in accordance with applicable UK accounting standards, the Statement of Recommended Practice (‘SORP’) ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ issued by the UK Oil Industry Accounting Committee on 7 June 2001 and the United Kingdom Companies Act 1985. The financial statements of the BHP Billiton Group include the combination of BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control generally exists where the parent owns a majority of voting rights in the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. Where the BHP Billiton Group’s interest is less than 100 per cent, the share attributable to outside shareholders is reflected in minority interests. In preparing the financial statements of the BHP Billiton Group, the effects of transactions between entities within the BHP Billiton Group have been eliminated.

A reconciliation of the major differences between the financial statements prepared under UK Generally Accepted Accounting Principles (GAAP) and those applicable under US GAAP is included in note 34.

The accounting policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior two years. The accounting policy for employee share awards was changed in the prior year. The impact of the change on the 2003 profit and loss account was immaterial and accordingly this was not restated.

Currency of presentation

All amounts are expressed in US dollars unless otherwise stated.

Acquisitions, disposals and goodwill

On the acquisition of a business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. On the acquisition of a minority interest in a subsidiary undertaking, attributable fair values are recognised in relation to the relevant proportion of the identifiable assets and liabilities of the subsidiary undertaking.

Mineral and petroleum reserves and resources, which can be reliably valued, are recognised in the assessment of fair values on acquisition. Other potential reserves and resources and mineral rights, for which values cannot be reliably determined, are not recognised. Accordingly, goodwill arising on acquisition may include amounts in respect of these items.

Where the fair value of the consideration paid exceeds the fair value of the identifiable assets and liabilities acquired, the difference is treated as purchased goodwill and any excess of the fair value of the identifiable assets and liabilities acquired over the fair value of the consideration given is treated as negative goodwill. Goodwill arising on acquisitions since 1 July 1998 is capitalised and amortised over its estimated useful economic life. Currently, useful economic lives range between 17 and 20 years. Goodwill and negative goodwill arising on acquisitions prior to 1 July 1998 remain set off against the profit and loss account reserve.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves and/or the unamortised balance of any goodwill capitalised.

Joint ventures

A joint venture is an entity in which the BHP Billiton Group holds a long-term interest and which is jointly controlled by the BHP Billiton Group and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity. Joint management of these ventures is not necessary to create joint control provided that in practice each relevant venturer’s consent is required for strategic decisions.

Investments in joint ventures are accounted for using the gross equity method of accounting. Under the gross equity method, the cost of the investment in the venture is adjusted by the BHP Billiton Group’s proportionate share of the results of the venture less the amortisation of any attributable goodwill on acquisition.

Joint arrangements

The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the entity itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create an entity, such as a joint venture, due to the fact that these policies are those of the participants, not a separate entity carrying on a trade or business of its own.

The financial statements of the BHP Billiton Group include its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the BHP Billiton Group’s interest in the joint arrangement.

Foreign currencies

The BHP Billiton Group’s reporting and dominant functional currency is US dollars as this is the principal currency in which BHP Billiton Group companies operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on retranslation are included in the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration which are capitalised in tangible fixed assets.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

Profit and loss accounts of subsidiaries, joint ventures and joint arrangements which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than exceptional items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint arrangements, together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the consolidated statement of total recognised gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation effects, are also shown as a movement in reserves and in the consolidated statement of total recognised gains and losses.

Turnover

Turnover from the sale of goods is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured. This is generally when title passes.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date, which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.

In cases where the terms of the executed sales agreement allow for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of the sales revenue is based on the most recently determined estimate of product specifications.

In the case of certain exchange traded commodities, the sales price is determined on a provisional basis at the date of sale; adjustments to the sales price occur based on movements in quoted market prices up to the date of final pricing. Revenue on provisionally priced sales is recognised based on the estimated fair value of the total consideration receivable. Fair value of the final sales price adjustment is estimated based on the lower of current and forward market prices.

Turnover is not reduced for royalties and other taxes payable from production.

The BHP Billiton Group differentiates sales of Group production from sales of third party products due to the significant difference in profit margin earned on these sales.

Exploration, evaluation and development expenditure

Development expenditure, including deferred overburden removal costs, for both minerals and petroleum activities is capitalised.

In respect of minerals, exploration and evaluation expenditure is predominantly charged to the profit and loss account as incurred. In limited circumstances such expenditure is capitalised when:

•	it is expected that the expenditure will be recouped by future exploitation or sale; and

•	substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

In respect of petroleum, exploration and evaluation expenditure is accounted for in accordance with the successful efforts method on an area-of-interest basis where:

•	significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;

•	administrative costs that are not directed to a specific area-of-interest are expensed in the year in which they are incurred;

•	all other exploration and evaluation expenditure is charged against the profit and loss account except where the expenditure relates to an area-of-interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance sheet date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised as a tangible fixed asset;

•	exploratory wells that find oil or gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and

•	when proved reserves of oil or gas are determined and development is sanctioned and completed, the relevant expenditure, together with related development expenditure, is amortised on a units of production basis.

Deferred overburden removal costs

Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the balance sheet is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the balance sheet is not made where ore is expected to be evenly distributed.

Costs, which have previously been deferred to the balance sheet (deferred overburden removal costs), are included in the profit and loss account on a units of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of an income generating unit for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the income generating unit as a whole.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

Research and development expenditure

Expenditure for research is included in the profit and loss account as incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond any reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.

Net interest cost

Net interest cost is generally expensed as incurred except where it relates to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalised up to the date when the asset is ready for its intended use. The amount of interest capitalised (gross of tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Tangible fixed assets

Valuation

Fixed assets are generally included in the financial statements at historical cost. Prior to the adoption of FRS 15 ‘Tangible Fixed Assets’, certain fixed assets had been included in the financial statements at revalued amounts. With effect from 1 July 1998, such valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations were made.

Fixed assets are assessed to ensure carrying amounts do not exceed estimated recoverable amounts. The assessment of capitalised exploration and evaluation expenditure is described above. For other fixed assets, the carrying amount of each income generating unit is reviewed at least annually to evaluate whether the carrying amount is recoverable. Assets are reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded and the asset written down based on the amount by which the asset carrying amount exceeds the higher of net realisable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flows are estimated based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Mineral rights

Mineral rights acquired by the BHP Billiton Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated from commencement of production over the production life of the asset.

Mineral leases

The BHP Billiton Group’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

Depreciation, depletion and amortisation

The carrying amount of tangible fixed assets (including the original capital expenditure and any subsequent replacement expenditure) is depreciated to its estimated residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of tangible fixed assets are depreciated on a units of production and/or straight-line basis as follows:

•	Buildings	– 25 to 50 years straight-line

•	Freehold land	– not depreciated

•	Plant, machinery and equipment	– 4 to 30 years straight-line

•	Mineral rights	– based on the estimated life of reserves on a units of production basis

•	Exploration, evaluation and development expenditure of minerals assets and other mining assets	– over the life of the proven and probable reserves on a units of production basis

•	Petroleum interests	– over the life of the proved developed oil and gas reserves on a units of production basis

•	Leasehold land and buildings	– over the life of the lease up to a maximum of 50 years

•	Vehicles	– 3 to 5 years straight-line

•	Capitalised leased assets	– up to 50 years or life of lease, whichever is shorter

•	Computer systems	– up to 8 years straight-line

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves as applicable.

Other

The cost of tangible fixed assets includes financing and other appropriate direct and indirect costs incurred on major capital projects from the commencement of construction until the start of commercial production.

Leases

Assets held under leases which result in the BHP Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised as tangible fixed assets at the estimated present value of underlying lease payments.

The corresponding finance lease obligation is included within creditors due within or after more than one year. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Operating lease assets are not capitalised and rental payments are generally charged to the profit and loss account on a straight-line basis over the lease term. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Other investments

Fixed asset investments, other than joint ventures and associates, are stated individually at cost less provisions for impairments.

Current asset investments are valued at the lower of cost and net realisable value and dividends are credited to profit on a receivable basis. Interest is included in the profit and loss account on an accrual basis. In determining net realisable values, market values are used in the case of listed investments and Directors’ estimates are used in the case of unlisted investments.

Stocks

Stocks, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and manufacturing overheads.

Deferred taxation

Tax-effect accounting is applied in respect of corporation tax and resource rent tax. Deferred tax liabilities, the provision for resource rent tax and deferred tax assets represent the tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different to those in which they are taxable or deductible for corporation tax or resource rent tax purposes. Full provision is made, except as follows:

•	tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute past earnings exists;

•	deferred tax is not recognised on the difference between carrying amounts and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and

•	deferred tax assets are recognised only where it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the timing differences are expected to reverse.

Provision for employee benefits

Provision is made in the accounts for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group’s share of debtors and creditors, including obligations for funding shortfalls, have been recognised.

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors or provision for employee benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with annual leave above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Employee share awards

The estimated cost of share awards made by the BHP Billiton Group is charged to profit over the period from grant date to the date of expected vesting (where there are no Performance Hurdles) or the performance period, as appropriate. The accrued

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

employee entitlement is recorded as an equal credit to shareholders’ funds. The estimated cost of awards is based on the market value of shares at the grant date (in the case of Long Term Incentive Plan Performance Shares, Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable.

Where awards are satisfied by on-market purchases, the cost of acquiring the shares is carried in shareholders’ funds as ‘Interest in shares of BHP Billiton’, and any difference between the cost of awards and the consideration paid to purchase shares on-market is transferred to retained earnings when the shares vest to the employees unconditionally. In addition, the assets and liabilities of ESOP trusts utilised by the BHP Billiton Group to hold shares for employee remuneration schemes are consolidated.

Pension costs and other post-retirement benefits

The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined contribution type or those operated on an industry-wide basis, where it is not possible to identify assets attributable to the participation by the BHP Billiton Group’s employees, the pension charge is calculated on the basis of contributions payable.

For defined benefit schemes, the cost of providing pensions is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice. This is consistent with Statement of Standard Accounting Practice (SSAP) 24 ‘Accounting for Pension Costs’. This basis of measurement takes into account the performance of scheme assets and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation of the Group to its employees and that surpluses are recoverable by the Group over the expected remaining service lives of employees. A pension liability or asset is consequently recognised in the balance sheet to the extent that the contributions payable either lag or precede expense recognition. The liability or asset therefore represents those funding deficits or surpluses together with changes in the funding status of the schemes that will be recognised in the profit and loss account in future periods.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying employees. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the profit and loss account so as to allocate the cost systematically over the employees’ service lives on the basis of independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the profit and loss account is measured on the basis of premiums payable.

Decommissioning, site restoration and environmental provisions

BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites, either during or at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group’s environmental policies.

The expected cost of any approved decommissioning or restoration programme, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group’s interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent and this has created an obligation on the BHP Billiton Group. The cost is capitalised where it gives rise to future benefits, whether the rehabilitation activity is expected to occur over the life of the operation or at the time of closure. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision is included in net interest and similar items payable. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site. Where there is a change in the expected decommissioning and restoration costs, an adjustment is recorded against the carrying value of the provision and any related asset, and the effect is then recognised in the profit and loss account on a prospective basis over the remaining life of the operation.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other unforeseen events gives rise to a loss which is probable and reliably estimable.

The cost of other activities to prevent and control pollution and to rehabilitate the environment that is not included in provisions is charged to the profit and loss account as incurred.

Financial instruments

The BHP Billiton Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments (including cash settled commodity contracts) to hedge these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be taken to the profit and loss account whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a)	deferred and included in the measurement of the anticipated transaction when it occurs; or

(b)	taken to the profit and loss account where the anticipated transaction is no longer expected to occur.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Accounting Policies continued

The premiums paid on interest rate options and foreign currency put and call options are included in debtors and are deferred and included in the settlement of the underlying transaction.

Use of estimates

The preparation of the BHP Billiton Group’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported turnover and costs during the period. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Rounding of amounts

Amounts in the financial statements have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates against the US dollar have been applied in these financial statements.

	Average 2005	Average 2004	Average 2003	As at 30 June 2005	As at 30 June 2004
Australian dollar (a)	0.75	0.71	0.58	0.76	0.69
Brazilian real	2.73	2.94	3.31	2.36	3.11
Canadian dollar	1.25	1.35	1.51	1.23	1.35
Chilean peso	595	634	718	579	637
Colombian peso	2 454	2 779	2 804	2 329	2 699
South African rand	6.21	6.89	9.03	6.67	6.27
Euro	0.79	0.84	0.96	0.83	0.83
UK pound sterling	0.54	0.58	0.63	0.55	0.56

(a)	Displayed as US$ to A$1 based on common convention.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

1 Principal subsidiaries, joint ventures and joint arrangements

Subsidiary undertakings

The principal subsidiary undertakings (those which principally affect the profit or net assets) of BHP Billiton Plc and BHP Billiton Limited, none of which are held directly by BHP Billiton Plc, are as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2005	2004
			%	%
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore mining, silver, lead and zinc mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton (Trinidad - 2c) Ltd	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Ltd	Guernsey	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Billiton Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Co Pty Ltd	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Collieries Limited	South Africa	Coal mining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
Rio Algom Ltd	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Holdings Limited	South Africa	Holding company	60	—
Samancor Limited (b)	South Africa	Manganese mining	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Southern Cross Fertiliser Pty Ltd (formerly WMC Fertilizers Pty Ltd)	Australia	Fertiliser production	100	—
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

1 Principal subsidiaries, joint ventures and joint arrangements continued

Subsidiary undertakings (continued)

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2005	2004
			%	%
WMC (Olympic Dam Corporation) Pty Ltd	Australia	Copper and uranium mining	100	—
WMC Finance Ltd	Australia	Finance	100	—
WMC Finance (USA) Ltd	Australia	Finance	100	—
WMC Resources Ltd	Australia	Nickel mining, smelting and refining and administrative services	100	—
WMC Resources Marketing Ltd	Canada	Marketing	100	—

(a)	BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd’s debt securities.
(b)	Under US GAAP Samancor Limited is a variable interest entity.

Joint ventures

The principal joint ventures of the BHP Billiton Group are as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2005	2004
			%	%
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	25	25
Cerrejon Coal Corporation	Colombia	Coal mining	33	33
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	22	22
Coal Marketing Company	Ireland	Coal marketing	33	33
Hi-Fert Pty Ltd	Australia	Distribution and marketing of fertiliser	33.3	—
Richards Bay Minerals (a)	South Africa	Mineral sands mining and processing	50	50
Minera Antamina SA	Peru	Copper and zinc mining	33.75	33.75
Integris Metals Inc (b)	US	Metals distribution	—	50
Samarco Mineracao SA	Brazil	Iron ore mining	50	50

(a)	Richards Bay Minerals comprises two legal entities as follows:

			BHP Billiton Group’s effective interest
Name	Country of incorporation	Principal activity	2005	2004
			%	%
Tisand (Pty) Limited	South Africa	Mineral sands mining	51	51
Richards Bay Iron and Titanium (Pty) Limited	South Africa	Production of titanium dioxide slag, zircon and rutile	49.45	49.45

In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

(b)	Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc. Refer note 15.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

1 Principal subsidiaries, joint ventures and joint arrangements continued

Proportionally included joint arrangements

The principal joint arrangements in which the BHP Billiton Group has an interest and which are proportionally included in the financial statements are as follows:

			BHP Billiton Group’s effective interest
Name	Country of operation	Principal activity	2005	2004
			%	%
Atlantis	US	Hydrocarbons exploration	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Cascade	US	Hydrocarbons exploration	50	50
Chinook	US	Hydrocarbons exploration	40	40
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5-100	5-100
Keith	UK	Hydrocarbons exploration and production	31.83	31.83
Laminaria	Australia	Hydrocarbons exploration and production	—	25-33
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Puma	US	Hydrocarbons exploration	33.3	33.3
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	36.04
Shenzi	US	Hydrocarbons exploration	44	44
Trinidad 2c - Angostura	Trinidad & Tobago	Hydrocarbons production	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	- Alumina refining	36	36
		- Aluminium smelting	46.3	46.3
Billiton Suriname	Suriname	Bauxite mining and alumina refining	45	45
Mozal	Mozambique	Aluminium smelting	47.1	47.1
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Escondida	Chile	Copper mining	57.5	57.5
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy Mining Associates	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middelburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37	37

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

2 Exceptional items

Year ended 30 June 2005	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Sale of equity interest in North West Shelf Project	56	—	56
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	108	(6)	102
Restructuring provisions	(79)	23	(56)
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)

Total by category	(168)	104	(64)

Exceptional items by Customer Sector Group
Petroleum	190	(10)	180
Base Metals	(30)	(4)	(34)
Carbon Steel Materials	(285)	80	(205)
Diamonds and Specialty Products	(6)	1	(5)
Energy Coal	(93)	27	(66)
Stainless Steel Materials	103	(5)	98
Group and unallocated items	(47)	15	(32)

Total by Customer Sector Group	(168)	104	(64)

Sale of equity interest in North West Shelf Project

During the year ended 30 June 2005, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8 per cent of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS Venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).

Sale of Laminaria and Corallina

In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of Chrome operations

Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$93 million (US$1 million tax expense) after deducting cumulative goodwill of US$67 million previously set off against reserves. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).

The BHP Billiton share of profit before tax on disposal of the Chrome operations is US$56 million (US$4 million tax expense), whilst the minority interest in the profit after tax of the disposal was US$50 million. For the purposes of US GAAP, the disposal of the Chrome operations represented the disposal of a variable interest entity.

Restructuring provisions

The Group is required to record a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and related to a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements; and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

Termination of operation

The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure.

Closure plans

As part of the Group’s regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group’s assessed rehabilitation obligation, predominantly resulting from revised water management plans triggered by various factors including a change in government regulations; and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

2 Exceptional items continued

Year ended 30 June 2004	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Introduction of tax consolidation regime in Australia	—	95	95
Litigation settlement	66	(18)	48
US and Canadian taxation deductions	—	238	238
Closure plans	(534)	22	(512)

Total by category	(468)	337	(131)

Exceptional items by Customer Sector Group
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	341	299

Total by Customer Sector Group	(468)	337	(131)

Introduction of tax consolidation regime in Australia

During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP.

Litigation settlement

In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded an exceptional gain of US$66 million, before tax expense of US$18 million.

US and Canadian taxation deductions

During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded an exceptional tax benefit of US$238 million.

Closure plans

During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group’s Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle steelworks and the Selbaie copper mine. Accordingly, the Group recorded a net after-tax exceptional loss of US$512 million.

Year ended 30 June 2003	Gross	Tax	Net
	US$M	US$M	US$M
Exceptional items by category
Loss on sale of 6% interest in BHP Steel	(19)	—	(19)

Total by category	(19)	—	(19)

Exceptional items by Customer Sector Group		—
Discontinued Operations	(19)	—	(19)

Total by Customer Sector Group	(19)	—	(19)

Loss on sale of 6 per cent interest in BHP Steel

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group’s Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale was recognised in the year ended 30 June 2003 as an exceptional item in relation to Discontinued Operations.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3 Acquired operations

On 3 June 2005 the BHP Billiton Group obtained control of WMC Resources Ltd (WMC) with acceptances for 76.25 per cent of the equity shares. On 17 June the BHP Billiton Group had acquired more than 90 per cent of the equity shares in WMC, which triggered the compulsory acquisition of all remaining shareholdings. Payment for 100 per cent ownership was completed on 2 August. WMC was acquired for a total cash consideration of US$7 229 million made up of a price of A$7.85 per share plus acquisition related costs.

WMC was one of Australia’s leading resources companies. WMC’s major assets are:

•	the Olympic Dam copper/uranium/gold mine and related treatment plants located in South Australia;

•	an integrated nickel mining, refining and smelting business with operations in Western Australia;

•	the Queensland Fertilizer Operations (QFO) which consists of an integrated phosphate mine and ammonium phosphate fertiliser production facility; and

•	the Corridor Sands mineral sands project in Mozambique.

Olympic Dam produces copper, uranium, gold and silver. It is the fourth largest copper reserve, the fourth largest gold reserve and the largest uranium reserve in the world, and is the largest underground mine in Australia. Olympic Dam consists of an underground mine and a mineral processing plant, smelter and refinery with associated supporting infrastructure. Copper and uranium sales are the major revenue streams for Olympic Dam. Gold and silver are also mined and sold. Uranium oxide concentrate is sold under long-term contracts with major international power companies.

The WMC nickel operations consist of ore treatment facilities at Kambalda, mining and milling operations at Mt Keith and Leinster, a nickel smelter in Kalgoorlie and a refinery in Kwinana. WMC purchases nickel ore from a variety of mines for processing through the treatment facility at Kambalda. Kambalda concentrate is transported to the nickel smelter at Kalgoorlie. Mt Keith is a large open-cut mine where ore is mined and the concentrate transported to Leinster for drying. Leinster comprises both underground and open-cut mines as well as treatment and drying facilities. Blended concentrate from Leinster and Mt Keith is transported to the smelter. The smelter processes the concentrate received and produces nickel matte, of which the majority is further processed at the Kwinana refinery to produce high purity nickel briquettes, nickel powder and other nickel intermediate products. The nickel concentrate, matte and metal production is exported to Asia, Europe and North America and is principally used in making stainless steels.

WMC’s fertiliser operations consist of QFO, which is an ammonium phosphate manufacturing facility with distribution and marketing operations, and a one-third investment in Hi-Fert, which distributes and markets fertiliser products. QFO produces and markets di-ammonium phosphate and mono-ammonium phosphate. The QFO includes a sulphuric acid plant at Mt Isa, a mining operation and fertiliser plant at Phosphate Hill and storage and port facilities at Townsville. The finished product is distributed in Australia by Incitec Pivot, Hi-Fert, Summitt and Impact, and by Cargill internationally under a marketing agreement. Hi-Fert procures, markets and distributes all major fertilisers into eastern Australia and is the second largest distributor to that region. Hi-Fert owns patented coating technology that it uses to provide value-added products including zinc- and sulphur-coated products.

WMC’s Corridor Sands mineral sands project is located in Mozambique and is expected to culminate in an integrated mining, concentration and smelting operation to produce titanium dioxide slag. Titanium dioxide feedstocks are used to produce pigments, titanium metal and other specialist products.

BHP Billiton expects the acquisition of WMC to provide a number of benefits. These include the following:

•	WMC’s nickel business comprises an outstanding set of assets, in terms of operating capability, country risk, scale and environmental standards, which complement BHP Billiton’s existing nickel business. The combined business will have a range of operations, products and technologies that will provide a robust and flexible platform for further growth.

•	BHP Billiton now operates two of the world’s four largest copper deposits. BHP Billiton’s track record in developing and operating Escondida, the world’s largest copper mine, will allow the Group to maximise the value of the large, long-life Olympic Dam resource base.

•	BHP Billiton is now a major producer of uranium with the largest resource base in the world. Uranium is an important energy source in an increasingly energy intensive world. Not only is this valuable on a stand-alone basis, but it complements BHP Billiton’s existing energy portfolio of oil, gas and coal.

•	BHP Billiton can maximise synergies in the nickel and copper business, marketing and other corporate functions. BHP Billiton will eliminate duplicate functions by using the proven systems and processes that were successfully used following the BHP Billiton merger in 2001.

Excluding exceptional items, for the period since acquisition to 30 June 2005, turnover of US$248 million and operating profit of US$35 million are included in the consolidated profit and loss account as continuing operations – acquisitions. Including exceptional items of US$50 million for restructuring provisions, the operating loss since acquisition is US$15 million.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3 Acquired operations continued

The following table details the fair value of the net assets acquired:

	Book value	Adjustment for accounting policies	Provisional fair value adjustments	Provisional fair value
	US$M	US$M	US$M	US$M
Tangible fixed assets	4 428	—	2 708	7 136
Investments	36	—	(9)	27
Stocks	520	(21)	(15)	484
Debtors	513	—	(183)	330
Cash including money market deposits	407	—	21	428
Creditors – amounts falling due within one year	(419)	—	48	(371)
Creditors – amounts falling due after more than one year	(1 243)	—	503	(740)
Provisions for liabilities and charges	(268)	(47)	250	(65)

Net assets acquired	3 974	(68)	3 323	7 229

Total cost of acquisition satisfied by the following consideration:
Cash paid				6 594
Cash payable				635

				7 229

Due to the complexity and timing of this acquisition, the fair values currently established are provisional and are subject to review during the year ending 30 June 2006.

The material provisional fair value adjustments principally relate to:

•	Tangible fixed assets reflecting the fair value of mineral assets, together with revaluation for property, plant and equipment representing replacement cost and estimated remaining useful lives.

•	Investments have been revalued to reflect current market values.

•	Inventories have been revalued primarily for low grade ore stock.

•	Debtors and creditors have been revalued to reflect the expected timing and amount of settlements. External fixed rate debt and derivative financial instruments have been revalued to reflect current market terms. Deferred gains and losses relating to commodity price and foreign currency hedging arrangements have been de-recognised.

•	Provisions include the recognition of accumulated unfunded pension liabilities.

•	Deferred tax asset and liability balances have been adjusted to take into account revised fair values for book purposes and resetting of tax bases as a result of the acquisition, where applicable.

A number of the revaluation adjustments have resulted in policy alignment with BHP Billiton accounting policies. Additional accounting policy changes arise on the application of UK GAAP and relate to:

•	BHP Billiton policy in respect of decommissioning, site restoration and environmental rehabilitation provisions requires that the present value of estimated future costs of rehabilitation of operating sites is capitalised where it gives rise to future benefits, and amortised over the life of the operation. Additional provisions have been raised in accordance with this policy.

•	Under BHP Billiton’s accounting policy, mined ore stocks held underground are not recorded as inventory until the ore is brought above ground. Accordingly, underground stocks held by WMC at the date of acquisition have been adjusted to a value of nil.

At the date of acquisition, the application of BHP Billiton policy will result in WMC adopting the US dollar as the functional currency for the majority of its operations. The provisional fair values for non-monetary items in US dollars included in the table above will represent the acquisition historical rate for BHP Billiton.

Since the acquisition, WMC’s cash flows have contributed US$16 million to the Group’s net cash inflow from operating activities, US$nil for taxation, US$50 million outflow for capital expenditure and financial investment, US$5 million inflow for liquid resources and US$2 million inflow for financing.

The net operating assets acquired have primarily been allocated to the Base Metals, Stainless Steel Materials and Diamonds and Specialty Products business segments.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3 Acquired operations continued

The unaudited profit and loss account and statement of total recognised gains and losses of WMC for the period 1 January 2005 to 3 June 2005 prepared in accordance with the accounting policies applicable to WMC for the period prior to acquisition by BHP Billiton, were as follows:

Profit and loss account for the period 1 January 2005 to 3 June 2005

2005
US$M
Turnover	1 268

Operating profit	383

Profit before tax	394
Taxation	(108)

Profit after taxation	286
Equity minority interests	—
Dividends to shareholders	(182)

Retained profit for the financial period	104

Statement of total recognised gains and losses for the period 1 January 2005 to 3 June 2005

2005
US$M
Attributable profit for the financial period	286
Exchange gains and losses on foreign currency net assets	2

Total recognised gains for the financial period	288

The amounts included in the tables above are the Australian dollar values of WMC profit and loss amounts and recognised gain and loss amounts converted to US dollars at an average rate for the period of A$1 = US$0.7739.

Profit and loss account for the year ended 31 December 2004

For the year ended 31 December 2004, WMC reported an audited post tax-profit of A$1 327 million (US$977 million) prepared in accordance with the accounting policies used by WMC for that financial year.

Unaudited pro-forma financial information

The following tables summarise the unaudited pro-forma consolidated results of operations of the BHP Billiton Group for the years ended 30 June 2004 and 2005 assuming that the acquisition of WMC occurred as of 1 July in each year. WMC’s statutory year end was 31 December. The unaudited pro-forma financial information uses WMC data for the months corresponding to BHP Billiton Group’s 30 June year end. This unaudited pro-forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the dates presented and should not be taken as representative of the BHP Billiton Group’s future consolidated results of operations or financial position. The integration of WMC into the BHP Billiton Group was not completed at June 2005. Accordingly, this pro-forma financial information does not include all costs related to the integration. We also expect to realise operating synergies. The pro-forma information does not reflect these potential expenses and synergies.

Year ended 30 June 2005	BHP Billiton	Pro-forma adjustments for WMC	Pro-forma consolidated entity
	US$M	US$M	US$M
Group turnover	29 587	2 851	32 438
Profit/(loss) for the financial year (attributable profit)	6 398	263	6 661

Earnings per share
Basic earnings per share (US cents)	104.5	0.0	104.5
Diluted earnings per share (US cents)	103.9	0.0	103.9
Basic earnings per ADS (US cents) (a)	209.0	0.1	209.1
Diluted earnings per ADS (US cents) (a)	207.8	0.1	207.9

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

3 Acquired Operations continued

Year ended 30 June 2004	BHP Billiton	Pro-forma adjustments for WMC	Pro-forma consolidated entity
	US$M	US$M	US$M
Group turnover	22 887	2 536	25 423
Profit / (loss) for the financial year (attributable profit)	3 379	25	3 404

Earnings per share
Basic earnings per share (US cents)	54.3	0.0	54.3
Diluted earnings per share (US cents)	54.1	0.0	54.1
Basic earnings per ADS (US cents) (a)	108.6	0.0	108.6
Diluted earnings per ADS (US cents) (a)	108.2	0.0	108.2

(a)	For the periods presented, each American Depositary Share (ADS) represents two ordinary shares.

The pro-forma amounts represent the historical operating results of WMC, reported in accordance with WMC’s accounting policies. Adjustments have been made to depreciation and amortisation, interest expense and income taxes to give effect to the acquisition at the dates presented. Non-recurring items have been excluded from the WMC reported pro-forma results of operations. These non-recurring items were tax benefit not previously brought to account of US$169 million (2004: US$124 million) and tax benefit on formation of consolidated tax group of US$127 million (2004: US$nil).

Australian dollar amounts have been converted to US dollars based on a convenience translation using an average rate of A$1 = US$0.7528 for 2005 and A$1 = US$0.7133 for 2004.

The pro-forma adjustments are based on the US dollar purchase price and subsequent allocation of purchase price as at 3 June 2005 and have not been retranslated as at the pro-forma acquisition dates noted above.

Pro-forma adjustments have been made to depreciation and amortisation to reflect the increased charge arising from the allocation of the purchase price to property, plant and equipment and acquired mining rights and to interest expense to reflect the additional borrowings required to fund the acquisition. No pro-forma adjustment has been made to reflect the earnings impact of recognising hedging and financial instruments at their fair value as if the acquisition had occurred on the dates noted above.

The pro-forma amounts are not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the beginning of the applicable periods presented. The pro-forma adjustments are based upon currently available information and estimates and assumptions. In addition, the pro-forma amounts are not necessarily indicative of operating results in future periods, in which the Group might realise revenue enhancements and costs savings.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

4 Analysis by business segment

	Turnover	Profit/(loss) before taxation (a)	Net operating assets (note 6)	Depreciation and amortisation	Other significant non-cash items (b)	Capital expenditure
	US$M	US$M	US$M	US$M	US$M	US$M
Group including joint ventures and associates (a)
Year ended 30 June 2005
Petroleum	5 970	1 830	4 435	616	6	946
Aluminium	5 265	977	5 353	252	—	280
Base Metals (c)	5 071	2 177	8 030	266	1	661
Carbon Steel Materials	7 606	2 821	3 698	300	—	1 065
Diamonds and Specialty Products	1 544	417	1 806	174	—	239
Energy Coal	3 390	616	2 087	179	9	169
Stainless Steel Materials (d)	2 274	758	4 605	142	—	444
Group and unallocated items	798	(266)	(433)	23	116	27
Inter-segment (e)	(114)	—	—	—	—	—
Exceptional items	—	(168)	—	—	439	—

Continuing Operations	31 804	9 162	29 581	1 952	571	3 831
Net interest		(421)			168

BHP Billiton Group	31 804	8 741	29 581	1 952	739	3 831

Year ended 30 June 2004
Petroleum	5 558	1 391	4 074	587	11	927
Aluminium	4 432	776	5 309	234	—	272
Base Metals (c)	3 422	1 156	3 272	255	—	215
Carbon Steel Materials	4 857	1 137	3 175	226	2	662
Diamonds and Specialty Products	1 710	410	1 568	123	29	188
Energy Coal	2 569	234	2 194	189	67	141
Stainless Steel Materials	1 749	571	1 823	101	4	151
Group and unallocated items	725	(187)	291	36	99	33
Inter-segment (e)	(79)	—	—	—	—	—
Exceptional items	—	(468)	—	—	468	—

Continuing Operations	24 943	5 020	21 706	1 751	680	2 589
Net interest		(502)			239

BHP Billiton Group	24 943	4 518	21 706	1 751	919	2 589

Year ended 30 June 2003
Petroleum	3 264	1 178	3 293	549	50	861
Aluminium	3 386	581	5 095	233	—	462
Base Metals (c)	1 954	286	3 877	257	(2)	201
Carbon Steel Materials	3 714	1 045	2 622	192	7	479
Diamonds and Specialty Products	1 485	299	1 518	105	—	101
Energy Coal	2 089	198	2 193	177	2	300
Stainless Steel Materials	1 106	150	1 695	96	10	121
Group and unallocated items	549	(256)	418	39	76	46
Inter-segment (e)	(41)	—	—	—	—	—
Exceptional items	—	—	—	—	—	—

Continuing Operations	17 506	3 481	20 711	1 648	143	2 571
Discontinued Operations	—	(19)	—	—	—	—
Net interest		(537)			237

BHP Billiton Group	17 506	2 925	20 711	1 648	380	2 571

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

4 Analysis by business segment continued

	External turnover			Profit/(loss) before taxation			Net operating assets (note 6)		Net assets
	2005	2004	2003	2005	2004	2003	2005	2004	2005	2004
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Joint ventures and associates (f)
Petroleum	3	—	—	—	—	—	112	97	112	98
Aluminium	—	—	—	—	—	—	—	—	—	—
Base Metals (c)	583	389	432	308	104	61	675	719	390	212
Carbon Steel Materials	429	329	244	184	102	80	422	369	336	286
Diamonds and Specialty Products	778	1 041	1 005	112	106	170	345	601	139	250
Energy Coal	416	283	204	194	115	45	639	651	547	519
Stainless Steel Materials	8	6	13	1	—	2	1	4	1	4
Group and unallocated items	–	8	—	—	(2)	—	—	25	—	—

Continuing Operations	2 217	2 056	1 898	799	425	358	2 194	2 466	1 525	1 369
Net interest	—	—	—	(38)	(95)	(93)	—	—	—	—

BHP Billiton Group	2 217	2 056	1 898	761	330	265	2 194	2 466	1 525	1 369

	External turnover			Profit/(loss) before taxation
	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M
Third party products included above (g)
Petroleum	1 955	2 286	296	14	(22)	1
Aluminium	2 057	1 823	1 333	21	11	28
Base Metals	698	335	38	(11)	(4)	5
Carbon Steel Materials	247	102	26	14	(9)	(2)
Diamonds and Specialty Products	523	829	747	22	29	10
Energy Coal	672	554	413	54	21	7
Stainless Steel Materials	9	47	10	—	7	1
Group and unallocated items	784	684	519	—	—	1

	6 945	6 660	3 382	114	33	51

(a)	Before minority interests. Depreciation and amortisation, other significant non-cash items and capital expenditure represent the Group excluding joint ventures and associates.
(b)	Other significant non-cash items comprise impairment of assets, non-cash exceptional items, employee share awards, exchange differences on net debt and discounting on provisions and other liabilities.
(c)	Includes turnover attributable to associates of US$nil (2004: US$nil; 2003: US$94 million) and operating profit attributable to associates of US$nil (2004: US$nil; 2003: US$29 million).
(d)	The Chrome operations contributed external turnover and profit before taxation for the current year of US$842 million and US$102 million, respectively.
(e)	It is the BHP Billiton Group’s policy that inter-segment sales are made on a commercial basis.
(f)	Total turnover of joint ventures and associates does not include any inter-segment turnover.
(g)	Turnover from third party products includes sales of freight capacity.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

5 Analysis by geographical segment

	Group			Joint ventures and associates			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Analysis by geographical market
Turnover
Continuing Operations
Australia	2 637	1 857	1 769	5	17	6	2 642	1 874	1 775
Europe	9 825	8 515	5 136	633	426	446	10 458	8 941	5 582
Japan	3 620	2 675	2 269	119	132	124	3 739	2 807	2 393
South Korea	1 876	1 538	1 149	12	60	54	1 888	1 598	1 203
China	3 628	2 239	1 069	368	193	147	3 996	2 432	1 216
Other Asia	2 100	1 512	1 096	107	71	76	2 207	1 583	1 172
North America	2 092	1 765	1 452	750	1 017	937	2 842	2 782	2 389
Southern Africa	1 584	1 344	918	20	19	26	1 604	1 363	944
Rest of World	2 225	1 442	750	203	121	82	2 428	1 563	832

Total by geographical market	29 587	22 887	15 608	2 217	2 056	1 898	31 804	24 943	17 506

Analysis by geographical origin
Turnover
Continuing Operations
Australia	10 415	7 262	6 527	—	8	—	10 415	7 270	6 527
Europe	7 822	6 719	2 792	34	31	6	7 856	6 750	2 798
North America	1 839	1 601	1 341	527	902	845	2 366	2 503	2 186
South America (a)	4 374	3 260	1 970	1 349	870	757	5 723	4 130	2 727
Southern Africa	4 816	3 637	2 857	307	245	290	5 123	3 882	3 147
Rest of World	321	408	121	—	—	—	321	408	121

Total by geographical origin	29 587	22 887	15 608	2 217	2 056	1 898	31 804	24 943	17 506

Profit/(loss) before taxation
Continuing Operations
Australia	3 845	2 106	1 890	—	(2)	—	3 845	2 104	1 890
Europe	1 120	725	253	34	31	6	1 154	756	259
North America	341	(224)	180	22	36	8	363	(188)	188
South America (a)	2 244	1 439	396	651	280	180	2 895	1 719	576
Southern Africa	636	457	394	93	80	164	729	537	558
Rest of World	177	92	10	(1)	—	—	176	92	10

Continuing Operations	8 363	4 595	3 123	799	425	358	9 162	5 020	3 481

Discontinued Operations
Australia	—	—	(19)	—	—	—	—	—	(19)

Discontinued Operations (b)	—	—	(19)	—	—	—	—	—	(19)

Net interest	(383)	(407)	(444)	(38)	(95)	(93)	(421)	(502)	(537)

Total by geographical origin	7 980	4 188	2 660	761	330	265	8 741	4 518	2 925

Net operating assets (refer note 6)
Australia	14 645	7 409	6 939	28	25	(3)	14 673	7 434	6 936
Europe	920	951	676	17	14	2	937	965	678
North America	2 212	1 316	1 340	112	397	429	2 324	1 713	1 769
South America (a)	5 060	4 456	4 503	1 696	1 710	1 661	6 756	6 166	6 164
Southern Africa	3 770	4 176	4 117	341	320	318	4 111	4 496	4 435
Rest of World	780	932	729	–	–	–	780	932	729

Total by geographical origin	27 387	19 240	18 304	2 194	2 466	2 407	29 581	21 706	20 711

(a)	Includes turnover attributable to associates of US$nil (2004: US$nil; 2003: US$94 million), operating profit attributable to associates of US$nil (2004: US$nil; 2003: US$29 million) and net operating assets attributable to associates of US$nil (2004: US$nil; 2003: US$nil).
(b)	Relates to the demerger of the BHP Steel business in July 2002.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

6 Reconciliation of net operating assets

	Group		Joint ventures and associates		Total
	2005	2004	2005	2004	2005	2004
	US$M	US$M	US$M	US$M	US$M	US$M
Net operating assets (refer notes 4 and 5)	27 387	19 240	2 194	2 466	29 581	21 706
Cash including money market deposits	1 418	1 818	196	112	1 614	1 930
Debt	(11 125)	(6 783)	(489)	(763)	(11 614)	(7 546)
Corporation tax	(849)	(307)	(49)	(45)	(898)	(352)
Dividends payable	(878)	(592)	(12)	—	(890)	(592)
Deferred tax	(74)	(606)	(231)	(163)	(305)	(769)
Tax recoverable	1	3	—	—	1	3
Loans to joint ventures	84	238	(84)	(238)	—	—

Net assets	15 964	13 011	1 525	1 369	17 489	14 380

7 Net operating costs

	2005	2004	2003
	US$M	US$M	US$M
Change in stocks of finished goods and work in progress	(286)	(184)	(158)
Raw materials and consumables	3 953	3 116	2 450
External services (including transportation)	4 802	3 450	2 539
Third party commodity purchases	6 329	5 837	2 547
Staff costs (refer note 9)	2 652	2 177	1 746
Amortisation of goodwill and negative goodwill	2	3	2
Depreciation of tangible fixed assets	1 950	1 748	1 646
Impairment charge	16	116	73
Other operating income	(270)	(231)	(147)
Resource rent taxes	498	432	467
Operating lease charges	232	172	127
Government royalties paid or payable (a)	629	421	352
Royalties other	87	36	66
Other operating charges	690	801	844

Group (b)	21 284	17 894	12 554
Joint ventures and associates	1 418	1 631	1 540

Operating costs including joint ventures and associates (c)	22 702	19 525	14 094

Operating lease charges include the following:
Land and buildings	52	42	47
Plant and equipment	177	128	75
Other	3	2	5

	232	172	127

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

7 Net operating costs continued

	2005	2004	2003
	US$M	US$M	US$M
Audit fees payable by the BHP Billiton Group to:
Auditors of BHP Billiton Plc (including overseas firms) (d)
KPMG	10.1	7.8	3.4
PricewaterhouseCoopers	0.6	0.5	4.1
Other audit firms (e)	—	—	1.0

	10.7	8.3	8.5

Fees payable by the BHP Billiton Group to auditors for other services:
Auditors of BHP Billiton Plc (including overseas firms) (d) (f)
Audit-related services (g)
KPMG	1.1	0.4	0.6
PricewaterhouseCoopers (d)	—	—	1.6
Information systems design and implementation (h)
KPMG	—	—	0.7
Taxation services (h)
KPMG	1.5	1.5	2.0
PricewaterhouseCoopers (d)	—	—	1.3
Other services (i)
KPMG	0.1	0.3	0.6
PricewaterhouseCoopers (d)	1.5	0.4	0.1

	4.2	2.6	6.9

	14.9	10.9	15.4

(a)	Includes amounts paid or payable to Australian governments of US$446 million (2004: US$262 million; 2003: US$231 million) and to other governments of US$183 million (2004: US$159 million; 2003: US$121 million).
(b)	Includes net operating costs attributable to acquired operations as follows:

	2005	2004	2003
	US$M	US$M	US$M
Change in stocks of finished goods and work in progress	(10)	—	—
Raw materials and consumables	98	—	—
Staff costs	62	—	—
Depreciation of tangible fixed assets	51	—	—
Other operating income	(3)	—	—
Other operating charges	65	—	—

	263	—	—

(c)	Includes research and development costs of US$33 million (2004: US$19 million; 2003: US$40 million).
(d)	During the year ended 30 June 2004, the BHP Billiton Group completed a review of its joint external audit arrangements and KPMG was selected to continue as sole auditor. Audit fees for PricewaterhouseCoopers in 2005 arose as a result of the acquisition of WMC, where PricewaterhouseCoopers were auditors of WMC up to 30 June 2005.
(e)	Paid to auditors other than those that were Group auditors of the BHP Billiton Group or joint Group auditors of BHP Billiton in 2004 and 2003.
(f)	The amounts paid to the UK firms and their associates amounted to US$0.6 million (2004: US$0.6 million; 2003: US$1.9 million).
(g)	Mainly includes accounting advice and services associated with securities offerings. For the year ended 30 June 2005, audit fees of US$0.3 million (2004: US$0.3 million; 2003: US$0.2 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.
(h)	Mainly includes tax compliance services and employee expatriate taxation services.
(i)	Mainly includes health and safety certifications and non-financial audits.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

8 Net interest and similar items payable

	2005	2004	2003
	US$M	US$M	US$M
On bank loans and overdrafts	61	83	131
On all other loans	293	259	241
Finance lease interest	6	2	4

	360	344	376
Dividends on redeemable preference shares	25	23	24
Discounting on provisions and other liabilities	175	111	97
less Amounts capitalised (a)	(85)	(97)	(103)

	475	381	394
Share of interest of joint ventures and associates	52	66	68

	527	447	462
Discounting on assets	(8)	(5)	—
Interest received/receivable	(99)	(73)	(65)

	420	369	397

Exchange differences on net debt (b)
Group	15	104	115
Joint ventures and associates	(14)	29	25

	1	133	140

Net interest and similar items payable (c)	421	502	537

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group’s interest bearing liabilities. The capitalisation rate was 4.6 per cent (2004: 4.6 per cent; 2003: 5.2 per cent).
(b)	Net exchange losses/(gains) primarily represent the effect on borrowings of movements in the South African rand against the US dollar.
(c)	Disclosed in the consolidated profit and loss account as:

	2005	2004	2003
	US$M	US$M	US$M
Net interest and similar items payable
Group	383	407	444
Joint ventures and associates	38	95	93

Net interest and similar items payable	421	502	537

9 Employees

	2005	2004	2003
	Number	Number	Number
The average number of employees, which excludes joint ventures’ and associates’ employees and includes executive Directors, during the financial year was as follows:
Petroleum	1 998	1 901	1 872
Aluminium	5 563	5 590	5 362
Base Metals	3 656	3 414	3 319
Carbon Steel Materials	7 215	6 812	6 381
Diamonds and Specialty Products	1 254	1 203	1 208
Energy Coal	9 333	9 138	9 668
Stainless Steel Materials	5 534	5 318	5 282
Group and unallocated	1 915	1 694	1 709

	36 468	35 070	34 801

	2005	2004	2003
	US$M	US$M	US$M
The aggregate payroll expenses of those employees was as follows:
Wages, salaries and redundancies	2 315	1 901	1 501
Employee share awards	122	96	70
Social security costs	23	18	20
Pensions and post-retirement medical benefit costs (refer note 27)	192	162	155

	2 652	2 177	1 746

Details of remuneration, pension entitlements and interests in share awards for each Director and in aggregate, are detailed in note 36.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation

	2005	2004	2003
	US$M	US$M	US$M
Analysis of charge in the financial year
UK taxation
Corporation tax at 30% (a)
Current (b)	246	419	292
Deferred	(3)	50	(124)
less Double taxation relief	(55)	(327)	(132)

	188	142	36

Australian taxation
Corporation tax at 30%
Current	916	448	330
Deferred	89	(34)	150

	1 005	414	480

South African taxation
Corporation tax at 30% (d)
Current	220	42	127
Deferred	(23)	117	74

	197	159	201

Other overseas taxation
Current	876	715	192
Deferred	(386)	(504)	(30)

	490	211	162

Share of joint ventures’ tax charge
Current	129	61	56
Deferred	68	46	45

	197	107	101

Share of associates’ current tax charge	—	—	—
Withholding tax and secondary taxes on companies	34	9	4

	2 111	1 042	984

Made up of:
Aggregate current tax
Group	2 237	1 306	813
Joint ventures and associates	129	61	56

	2 366	1 367	869

Aggregate deferred tax
Group	(323)	(371)	70
Joint ventures and associates	68	46	45

	(255)	(325)	115

Taxation (c)	2 111	1 042	984

(a)	There is an additional 10 per cent tax applicable to petroleum operations in the UK.
(b)	Adjustments to prior year provisions for current tax amount to a loss of US$74 million (2004: US$14 million gain; 2003: US$105 million gain), of which US$nil (2004: US$5 million gain; 2003: US$8 million gain) relates to the UK.
(c)	Taxation includes the tax effect of exceptional items of US$104 million (2004: US$337 million credit; 2003: US$nil). Refer note 2.
(d)	The tax rate in South Africa reduced to 29 per cent effective 1 April 2005.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

	2005	2004	2003
	US$M	US$M	US$M
Factors affecting tax charge for the financial year
The tax charged is different to the standard rate of corporation tax in the UK (30%)
The differences are explained below:
Profit on ordinary activities before tax	8 741	4 518	2 925

Tax on profit at UK rate of 30%	2 622	1 355	878

Permanent differences
Investment and development allowance	(157)	(85)	(9)
Amounts under/(over) provided in prior years	74	(14)	(105)
Recognition of prior year tax losses and tax credits	(391)	(367)	(188)
Non-deductible accounting depreciation and amortisation	51	49	76
Non-deductible dividends on redeemable preference shares	9	8	8
Non tax-effected operating losses	38	172	109
Tax rate differential	(6)	(51)	(18)
Non tax-effected capital gains	(60)	(5)	(2)
Foreign expenditure including exploration not presently deductible	7	5	4
South African secondary tax on companies	36	5	16
Foreign exchange gains/(losses) and other translation adjustments	(116)	62	210
Tax rate changes	(17)	9	(1)
Introduction of Australian tax consolidation regime	—	(95)	—
Other	21	(6)	6

Total permanent differences	(511)	(313)	106

Deferred tax movements taken to the profit and loss account
Capital allowances for the financial year more than depreciation	(278)	(452)	(299)
Future capital allowances upon introduction of Australian tax consolidation	—	95	—
Exploration expenditure	33	(50)	53
Employee entitlements	49	49	58
Site rehabilitation	93	118	71
Resource rent tax	11	(7)	(21)
Deferred income	(11)	(25)	27
Other provisions	46	(14)	(12)
Foreign exchange (gains)/losses	16	(86)	193
Deferred charges	(87)	(71)	(2)
Foreign tax	163	445	(92)
Tax-effected losses	232	281	39
Other	(12)	42	(130)

Total timing differences	255	325	(115)

Current tax charge for the financial year	2 366	1 367	869
Add/(less) deferred tax movements taken to the profit and loss account	(255)	(325)	115

Tax on profit on ordinary activities	2 111	1 042	984

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

	2005	2004
	US$M	US$M
Provision for deferred tax
Future income tax benefit at year end comprises:
Accelerated capital allowances	(132)	(172)
Exploration expenditure	70	80
Employee entitlements	27	34
Site rehabilitation	25	42
Deferred income	21	23
Other provisions	37	39
Foreign exchange losses	(1)	5
Deferred charges	(131)	(178)
Foreign tax credits	342	179
Profit in stocks elimination	42	18
Tax-effected losses	750	480
Other	60	52

Total future income tax benefit	1 110	602

Provision for deferred tax at year end comprises:
Accelerated capital allowances	2 052	1 794
Exploration expenditure	(51)	(5)
Employee entitlements	(159)	(98)
Site rehabilitation	(476)	(329)
Resource rent tax	(122)	(111)
Deferred income	(79)	(89)
Other provisions	(8)	55
Foreign exchange losses	(203)	(181)
Deferred charges	270	136
Tax-effected losses	(214)	(46)
Other	174	82

Total provision for deferred tax	1 184	1 208

Net provision for deferred tax	74	606

Provision at start of the financial year	606	966
Acquisition of subsidiaries	(170)	—
Demerger or disposals of subsidiaries	(53)	—
Deferred tax (benefits)/charge in profit and loss account for the financial year	(323)	(371)
Exchange differences and other movements	14	11

Net provision at end of the financial year	74	606

This provision is included within
Debtors (refer note 17)	1 110	602
Provisions for liabilities and charges (refer note 21)	(1 184)	(1 208)

	(74)	(606)

Factors that may affect future tax charges

The BHP Billiton Group operates in many countries across the world, each with separate taxation authorities which results in significant complexity. At any point in time there are tax computations which have been submitted but not agreed by those tax authorities and matters which are under discussion between Group companies and the tax authorities. The Group provides for the amount of tax it expects to pay taking into account those discussions and professional advice it has received. Whilst conclusion of such matters may result in amendments to the original computations, the Group does not believe that such adjustments will have a material adverse effect on its financial position, though such adjustments may be significant to any individual year’s profit and loss account.

Those countries where tax rates are higher than the UK tax rate of 30 per cent include Canada (approximately 36 per cent), Colombia (37 per cent), Chile (effective rate of 35 per cent), South Africa (effective rate of approximately 37 per cent) and the US (35 per cent). Furthermore, petroleum operations in the UK are subject to an additional 10 per cent tax above the ordinary UK tax rate of 30 per cent.

The BHP Billiton Group’s subsidiaries generally have tax balances denominated in currencies other than US dollars. Where the subsidiary has a US dollar functional currency, any adjustments on translation of such balances will be taken to the tax charge for the period. The level of such adjustments in future years is dependent upon future movements in exchange rates relative to the US dollar.

As at 30 June 2005, the BHP Billiton Group has not recognised a potential tax expense of US$516 million (2004: US$255 million; 2003: US$240 million), which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which maintain local currency records for tax purposes. Under UK GAAP, the tax expense will be recognised when such gains and losses are realised for tax purposes.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

The BHP Billiton Group anticipates it will continue to incur foreign expenditure including exploration, or incur losses, in jurisdictions in which, under current accounting policies, the tax-effect of such expenditure or losses may not be recognised. The BHP Billiton Group will continue to incur non-deductible accounting depreciation and amortisation.

The BHP Billiton Group recognises net deferred tax assets relating to tax losses and timing differences, to the extent that it can reasonably foresee future profits against which to realise those assets. Following continued progress in the BHP Billiton Group’s Gulf of Mexico (US) projects, additional benefits of tax losses have been recognised in the current year resulting in a reduction in the underlying effective tax rate of approximately 4 per cent (2004: 2 per cent; 2003: 3 per cent) when compared to the UK statutory tax rate. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses and timing differences may be recognised.

In June 2005, the Australian Taxation Office (ATO) issued assessments against BHP Billiton subsidiary BHP Billiton Finance Ltd in respect of the 2000 - 2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding Australian subsidiary company operations. The assessments are for primary tax of US$444 million and interest (net of tax) and penalties of US$284 million.

In August 2005, the ATO advised it will be issuing further flow on amended assessments for subsidiaries which received related loss transfers from BHP Billiton Finance Ltd involving primary tax of approximately US$118 million and interest (net of tax) and penalties of US$76 million.

Objections are being lodged against all assessments. As at 30 June 2005 the total amount in dispute relating to loans to subsidiaries which undertook the Beenup, Boodarie Iron and Hartley projects is approximately US$963 million including accrued interest on unpaid amounts (after tax). An amount of US$414 million has been paid pursuant to ATO disputed assessments guidelines, of which US$368 million was paid in July 2005. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

The Group has taken legal advice and remains confident of its position and intends to vigorously defend the claims.

Tax losses and timing differences

At 30 June 2005, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$1 937 million (2004: US$2 249 million), and gross timing differences of US$1 903 million (2004: US$1 586 million) which have not been tax effected.

Deferred tax assets are recognised only where management considers that it is more likely than not that the benefit of the tax losses, capital losses and timing differences will be realised in future periods through the generation of sufficient future taxable profits. The assumptions in relation to the generation of sufficient future taxable profits depend on the estimates of future cash flows, which are estimated on production and sales plans, commodity prices, recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of the assets recorded in the balance sheets and those tax losses and timing differences not recognised. In such circumstances, some or all of the carrying value of these deferred tax assets may require provisioning and be charged to the profit and loss account, and conversely, some or all of the provisions against the tax losses and timing differences may be reversed and be credited to the profit and loss account.

The deferred tax assets not recognised are:

	2005	2004
	US$M	US$M
Carry forward income tax and capital losses	609	738
Timing differences not recognised	668	557

Deferred tax assets not recognised/valuation allowance	1 277	1 295

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

10 Taxation continued

The BHP Billiton Group anticipates benefits from the recognition of losses and timing differences in future periods to the extent of income or gains in relevant jurisdictions. The tax losses carried forward that have not been tax effected expire as summarised below:

Year of expiry	Australian losses	UK losses	Other foreign losses	Total losses
	US$M	US$M	US$M	US$M
Income tax losses
2006	—	—	1	1
2007	—	—	12	12
2008	—	—	29	29
2009	—	—	19	19
2010	—	—	31	31
2011	—	—	10	10
2012	—	—	5	5
2014	—	—	12	12
2015	—	—	32	32
2018	—	—	1	1
2020	—	—	1	1
2021	—	—	3	3
2023	—	—	15	15
2024	—	—	216	216
2025	—	—	84	84
Unlimited	1	270	240	511

	1	270	711	982

Capital tax losses
Unlimited	937	3	15	955

	938	273	726	1 937

Tax losses and tax credits that have been tax effected are summarised as follows:

Year of expiry	Australian losses	UK losses	Other foreign losses	Total losses
	US$M	US$M	US$M	US$M
Income tax losses and credits
2006	—	—	9	9
2007	—	—	1	1
2008	—	—	9	9
2009	—	—	14	14
2010	—	—	13	13
2011	—	—	41	41
2012	—	—	32	32
2013	—	—	13	13
2014	—	—	11	11
2015	—	—	1	1
2019	—	—	208	208
2020	—	—	389	389
2021	—	—	403	403
2022	—	—	147	147
2023	—	—	40	40
Unlimited	609	340	62	1 011

	609	340	1 393	2 342

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

11 Dividends

	2005	2004	2003
	US$M	US$M	US$M
BHP Billiton Plc (a)
Dividends declared (b)	358	234	185
Dividends paid
Ordinary shares	333	406	173
Preference shares (c)	—	—	—

	691	640	358

BHP Billiton Limited (a)
Dividends declared (b)	520	358	280
Dividends paid	484	619	262

	1 004	977	542

Total dividends paid or payable	1 695	1 617	900

	2005	2004	2003
	US cents	US cents	US cents
Dividends per share (a)
First interim dividend paid	13.5	8.0	7.0
Second interim dividend paid	—	8.5	—
Final dividend declared (b)	14.5	9.5	7.5

	28.0	26.0	14.5

Dividends are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme (refer note 25) and ESOP trusts. BHP Billiton Limited dividends are all fully franked for the periods shown.

(a)	BHP Billiton Limited dividends per American Depositary Share (ADS) for 2005 were 56.0 US cents per share (2004: 52.0 US cents per share; 2003: 29.0 US cents per share). BHP Billiton Plc dividends per ADS for 2005 were 56.0 US cents per share (2004: 52.0 US cents per share). BHP Billiton Plc ADSs listed on the New York Stock Exchange on 25 June 2003. As the listing was subsequent to the record date for the final 2003 dividend, no dividends per BHP Billiton Plc ADS were applicable for the 2003 financial year. For the periods indicated each ADS represents two ordinary shares.
(b)	Subsequent to year end on 24 August 2005 BHP Billiton declared a final dividend of 14.5 US cents per share (2004: 9.5 US cents per share on 18 August 2004) which will be paid on 28 September 2005 (2004: 22 September 2004). The final dividend for 2003 was declared prior to the 2003 year end. The final dividend has been provided for at 30 June 2005.
(c)	5.5 per cent dividend on 50 000 preference shares of £1 each (2004: 5.5 per cent; 2003: 5.5 per cent).

12 Earnings per share

	2005	2004	2003
Basic earnings per share (US cents)
Excluding exceptional items	106	56	31
Impact of exceptional items	(2)	(2)	—

Including exceptional items	104	54	31

Diluted earnings per share (US cents)
Excluding exceptional items	106	56	31
Impact of exceptional items	(2)	(2)	—

Including exceptional items	104	54	31

Basic earnings per ADS (US cents) (a)
Including exceptional items	209	109	61
Diluted earnings per ADS (US cents) (a)
Including exceptional items	208	108	61
Basic earnings (US$ million)
Excluding exceptional items	6 512	3 510	1 920
Including exceptional items	6 398	3 379	1 901
Diluted earnings (US$ million) (b)
Excluding exceptional items	6 515	3 510	1 920
Including exceptional items	6 401	3 379	1 901
Weighted average number of shares (million)
Basic earnings per share denominator	6 124	6 218	6 207
Diluted earnings per share denominator	6 158	6 246	6 222

(a)	For the periods reported, one American Depositary Share (ADS) represents two shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$3 million (2004: US$nil; 2003: US$nil) that would not be made if potential ordinary shares were converted to fully paid.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

12 Earnings per share continued

The Directors present earnings per share data based on earnings, excluding exceptional items, as, in their opinion, this provides a more meaningful representation of the underlying performance of the BHP Billiton Group. Whilst this presentation of earnings per share excluding exceptional items is acceptable under UK GAAP, this presentation is not permitted under US GAAP. Profit and earnings per share before exceptional items are not measures of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP as a measurement of the BHP Billiton Group’s profitability or liquidity. All registrants do not calculate profit and earnings per share before exceptional items in the same manner, and accordingly, profit and earnings per share before exceptional items may not be comparable with other registrants. Refer note 2 for details of exceptional items excluded.

Exceptional items

Details of exceptional items are set out in note 2. The impact of exceptional items on basic and diluted earnings per share is as follows:

	2005	2004	2003
	US cents per share	US cents per share	US cents per share
Sale of equity interest in North West Shelf Project	0.9	—	—
Sale of Laminaria and Corallina	2.0	—	—
Disposal of Chrome operations	0.8	—	—
Restructuring provisions	(0.9)	—	—
Termination of operations	(3.0)	—	—
Closure plans	(1.7)	(8.2)	—
Introduction of tax consolidation regime in Australia	—	1.5	—
Litigation settlement	—	0.8	—
US and Canadian taxation deductions	—	3.8	—
Loss on sale of 6% interest in BHP Steel	—	—	(0.3)

	(2)	(2)	—

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group’s ESOP trusts.

The weighted average number of shares used for the purpose of calculating diluted earnings per share is reconciled to the number used to calculate basic earnings per share as follows:

	2005	2004	2003
	US$M	US$M	US$M
Basic earnings per share denominator	6 124	6 218	6 207
Potential ordinary shares	34	28	15

Diluted earnings per share denominator	6 158	6 246	6 222

13 Intangible assets

Goodwill
US$M
Cost
At the beginning of the financial year	55
Disposals	(19)

At the end of the financial year	36

Amortisation
At the beginning of the financial year	21
Amortisation for the financial year	2
Disposals	(4)

At the end of the financial year	19

Net book value at the end of the financial year	17

Net book value at the beginning of the financial year	34

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

14 Tangible fixed assets

	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Exploration and evaluation	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Cost or valuation
At the beginning of the financial year	2 625	24 889	7 003	2 881	504	37 902
Additions	63	723	376	3 306	182	4 650
Acquisition of operations and subsidiaries	220	1 925	4 827	154	11	7 137
Disposals	(39)	(236)	(6)	(6)	(21)	(308)
Disposals of operations and subsidiaries	(60)	(727)	(39)	(35)	(23)	(884)
Exchange variations	1	(6)	4	17	—	16
Transfers and other movements	78	2 370	287	(2 543)	(69)	123

At the end of the financial year	2 888	28 938	12 452	3 774	584	48 636

Accumulated depreciation
At the beginning of the financial year	1 026	12 889	2 916	—	126	16 957
Depreciation charge	135	1 421	378	—	16	1 950
Impairments charge	1	4	4	—	7	16
Disposals	(18)	(202)	(6)	—	(15)	(241)
Disposals of operations and subsidiaries	(24)	(459)	(26)	—	(20)	(529)
Exchange variations	1	(5)	—	—	—	(4)
Transfers and other movements	16	128	5	—	(9)	140

At the end of the financial year	1 137	13 776	3 271	—	105	18 289

Net book value at the end of the financial year	1 751	15 162	9 181	3 774	479	30 347

Net book value at the beginning of the financial year	1 599	12 000	4 087	2 881	378	20 945

Included within the net book value of other mineral assets is US$965 million (2004: US$687 million) of deferred overburden removal costs.

Included in the additions for exploration and evaluation is US$182 million (2004: US$170 million) of capitalised exploration expenditure.

Included in the amounts above for plant and equipment are assets held under finance leases with a net book value of US$51 million (2004: US$76 million). Depreciation charged on these assets during the year ended 30 June 2005 totalled US$4 million (2004: US$9 million).

Included in tangible fixed assets at 30 June 2005 is capitalised interest with a net book value of US$364 million (2004: US$401 million).

The net book value of land and buildings comprises freehold land of US$1 751 (2004: US$1 595 million) and long leasehold of US$nil (2004: US$4 million).

15 Fixed asset investments

	Investment in joint ventures	Loans to joint ventures(a)	Other fixed asset investments(b)	Total
	US$M	US$M	US$M	US$M
At the beginning of the financial year	1 369	238	123	1 730
Group share of profits less losses	564	—	—	564
Additions	49	—	15	64
Disposals	(187)	(154)	(38)	(379)
Disposal of operations and subsidiaries	—	—	(2)	(2)
Dividends received	(255)	—	—	(255)
Other movements	(15)	—	—	(15)

At the end of the financial year	1 525	84	98	1 707

	In aggregate		BHP Billiton Group Share
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M
Net assets of joint ventures comprise:
Fixed assets	5 363	5 598	1 946	2 096
Current assets	2 169	1 954	864	855
Liabilities due within one year	(1 176)	(1 238)	(491)	(576)
Liabilities due after more than one year	(2 095)	(2 622)	(794)	(1 006)

Net assets of joint ventures	4 261	3 692	1 525	1 369

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

15 Fixed asset investments continued

	In aggregate			BHP Billiton Group Share(c)
	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M
Profits less losses of joint ventures and associates comprise:
Turnover	5 423	4 754	4 516	2 217	2 056	1 898
Net operating costs	(3 329)	(3 683)	(3 666)	(1 418)	(1 631)	(1 540)

Operating profit	2 094	1 071	850	799	425	358

Profit after net interest and taxation	1 459	583	400	564	223	164

Capital commitments				40	55	98

(a)	Loans to joint ventures include US$84 million (2004: US$225 million) that are in the form of cash on deposit, with the banks having an equivalent amount on loan to the joint venture.
(b)	The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group’s accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2005 (2004: US$nil) in the table above and a market value of US$22 million (2004: US$19 million). Other listed investments have a book value of US$40 million (2004: US$68 million) and a market value of US$63 million (2004: US$115 million).
(c)	Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc for US$202 million. In 2005, 2004 and 2003, the profit less losses of joint ventures and associates included the results of the Group’s 50 per cent interest in Integris Metals Inc up to the date of sale. Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited for US$187 million. In 2003, the profit less losses of joint ventures and associates included the results relating to the Group’s 50 per cent interest in Minera Alumbrera Limited.

16 Stocks

	2005	2004
	US$M	US$M
Raw materials and consumables	627	460
Work in progress	771	409
Finished goods	1 170	891

	2 568	1 760

17 Debtors

	2005	2004
	US$M	US$M
Amounts due within one year
Trade debtors	2 527	2 018
less Provision for doubtful debts	(4)	(4)

	2 523	2 014

Tax recoverable	1	3
Employee Share Plan loans (a)	2	1

Other debtors (b)	930	731
less Provision for doubtful debts	(3)	(1)

	927	730

Prepayments and accrued income	158	176

	3 611	2 924

Amounts due after more than one year
Deferred tax	1 110	602
Employee Share Plan loans (a)	58	62
Other debtors (b)	476	447
Pension assets (refer note 27)	310	282
Other prepayments and accrued income	114	89

	2 068	1 482

	5 679	4 406

(a)	Under the terms of a legacy share plan, the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount. Refer note 23.
(b)	Other debtors include receivables from joint venture arrangement cash calls, indirect taxes and other long-term financing and reimbursement arrangements.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

18 Current asset investments

	2005	2004
	US$M	US$M
Unlisted investments
Environmental trust funds (a)	167	153
Insurance investments (b)	13	14
Short term deposits	32	—

	212	167

(a)	Investments held by the Ingwe, Selbaie and Rio Algom Environmental Trust Funds. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe’s, Selbaie’s and Rio Algom’s mines. Consequently these investments, whilst under BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under provisions for liabilities and charges (refer note 21).
(b)	Investments relating to the BHP Billiton Group’s self-insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.

19 Creditors – amounts falling due within one year

	2005	2004
	US$M	US$M
Bank overdrafts	15	133
Unsecured bank loans (current portion of long-term loans)	173	252

Total current portion of unsecured bank loans and overdrafts	188	385

Notes and debentures	597	306
Secured debt (limited recourse) (refer note 20)	51	51
Unsecured debt (non-recourse)	148	264
Secured debt (non-recourse)	—	97
Commercial paper (a)	1 602	—
Redeemable preference shares (b)	450	—
Finance leases	3	9
Other unsecured borrowings	63	218

Total current portion of debentures and other borrowings	2 914	945

Total borrowings falling due within one year	3 102	1 330

Trade creditors	2 155	1 688
Corporation taxes	842	297
Social security	1	1
Other taxes	159	132
Other creditors and accruals	1 737	739
Deferred income	120	156
Dividends payable	878	592

	8 994	4 935

(a)	In accordance with FRS 4 ‘Capital Instruments’, all commercial paper is classified as short-term borrowings although it is backed by medium-term facilities. Under US GAAP, this amount is grouped with non-current borrowings at 30 June 2005.
(b)	Redeemable preference shares include the following:

BHP Operations Inc: Preferred stock

Auction market preferred stock

600 (2004: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.

Cumulative preferred stock series ‘A’

3 000 (2004: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

20 Creditors – amounts falling due after more than one year

	2005	2004
	US$M	US$M
Unsecured bank loans	3 000	55

Total non-current portion of bank loans	3 000	55

Notes and debentures	3 793	3 653
Secured debt (limited recourse) (a)	384	435
Unsecured debt (non-recourse)	559	545
Redeemable preference shares (b)	—	450
Finance leases	53	67
Other unsecured borrowings	235	248

Total non-current portion of debentures and other borrowings	5 024	5 398

Total borrowings falling due after more than one year	8 024	5 453

Trade creditors	4	1
Other creditors	158	175
Corporation taxes	7	10
Deferred income	362	348

	8 555	5 987

(a)	The limited recourse secured debt relates to the Mozal joint arrangement. The debt is secured by a charge over the assets of this joint arrangement and the lender has recourse to only those assets in the event of default.
(b)	Refer note 19.

Debt falling due after five years is analysed as follows:

	Repayable	Currency	Interest rate %	2005	2004
				US$M	US$M
US$ Bond issue	2012 – 2026	US$	7.1% fixed	1 073	1 073
Global Bond	2013	US$	LIBOR+0.47%	850	850
Global Bond (WMC) (a)	2013	US$	5.13% fixed	511	—
Global Bond (WMC)	2033	US$	6.25% fixed	222	—
Escondida	2016	US$	8.0% fixed	24	27
Escondida	2010 - 2013	US$	LIBOR+0.37%	92	134
Manganese shareholder loan	2030	US$	LIBOR+2.25%	82	82
Richards Bay Coal Terminal loan	2015	ZAR	interest free	28	34
Eskom loan	2016	ZAR	13.0% fixed	30	44
Mozal – Senior loans	2012 – 2014	US$	6–7% fixed	66	94
Mozal – Senior loans	2012	US$	LIBOR+2.4%	67	80
Mozal – Subordinated loan	2012	US$	7.96% fixed	23	34
Other	various	various	various	12	37

				3 080	2 489

(a)	The fixed interest rate exposure has been swapped to a fixed exposure until November 2005 followed by a floating interest rate exposure for the remainder of the bond. Refer note 29.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

21 Provisions for liabilities and charges

	Employee entitlements (a)	Restructuring (b)	Resource rent tax	Restoration and rehabilitation(c)	Post- retirement benefits(d) (note 27)	Deferred tax	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
At 1 July 2004	622	11	275	2 783	335	1 208	324	5 558
Amounts capitalised	—	—	—	537	—	—	—	537
Acquisition of subsidiaries	60	4	—	141	15	(170)	30	80
Disposals of operations and subsidiaries	(7)	—	(10)	(61)	(19)	(53)	—	(150)
Charge/(credit) for the year:
Underlying	360	283	11	163	55	177	179	1 228
Discounting	—	—	—	168	—	—	—	168
Exchange variation	48	—	23	—	(7)	—	11	75
Released during the year	—	—	—	—	—	—	(5)	(5)
Exchange variation taken to reserves	1	—	—	6	—	14	1	22
Utilisation	(244)	(5)	—	(159)	(46)	—	(150)	(604)
Transfers and other movements	—	3	—	6	(1)	8	(15)	1

At 30 June 2005	840	296	299	3 584	332	1 184	375	6 910

At 1 July 2003	547	57	241	2 025	317	1 413	298	4 898
Amounts capitalised	—	—	—	103	—	—	—	103
Disposals of subsidiaries	—	—	—	(57)	—	—	—	(57)
Charge/(credit) for the year:
Underlying	370	2	24	691	40	(217)	137	1 047
Discounting	2	—	—	100	—	—	—	102
Exchange variation	19	—	6	—	22	—	7	54
Released during the year	—	(31)	—	—	—	—	(28)	(59)
Exchange variation taken to reserves	—	—	4	12	—	12	—	28
Utilisation	(311)	(15)	(1)	(82)	(48)	—	(104)	(561)
Transfers and other movements	(5)	(2)	1	(9)	4	—	14	3

At 30 June 2004	622	11	275	2 783	335	1 208	324	5 558

(a)	The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs. It is anticipated expenditure of approximately US$480 million will be incurred in the year ending 30 June 2006.
(b)	Total provision for restructuring costs is made up of:

	2005	2004
	US$M	US$M
Redundancies	80	10
Business terminations (including losses on long-term contracts)	216	1

	296	11

(c)	The BHP Billiton Group’s activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group’s mining and processing facilities along with the decommissioning of oil platforms and infrastructure associated with petroleum activities. The estimation of the cost of future reclamation and decommissioning activities is subject to potentially significant uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination, and the timing and extent of reclamation and decommissioning activities required. Accordingly, whilst the provisions at 30 June 2005 represent the best estimate of the future costs required, these uncertainties are likely to result in future actual expenditure differing from the amounts provided at this time.

These reclamation and decommissioning expenditures are mostly expected to be paid over the next 30 years. The provisions for reclamation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today’s dollars) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$6 284 million (2004: US$5 402 million).

At 30 June 2005, US$2 475 million (2004: US$1 702 million) was provided for reclamation and decommissioning costs relating to operating sites in the provision for site rehabilitation. In addition, the Group has certain obligations associated with maintaining and/or remediating closed sites. At 30 June 2005, US$1 109 million (2004: $1 081 million) was provided for closed sites. The amounts provided in relation to closed sites are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly. Adjustments to the provisions in relation to these closed sites are recognised in profit and loss during the period in which the adjustments are made, with US$121 million included as an exceptional item in the current year (2004: US$534 million, 2003: US$nil). In addition to the uncertainties associated with the closure activity noted above, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and, in some cases, longer-term water management. Also, certain of the closure activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability could vary. The Group believes that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, these liabilities could be in the order of 30 per cent (2004: 35 per cent) greater or in the order of 20 per cent lower than the US$1 109 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites.

Southwest Copper, Arizona, US

The Southwest Copper operations comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the BHP Billiton Group acquiring the operation in 1996. In 1999 the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The BHP Billiton Group announced the closure of the San Manuel mining facilities and the San Manuel plant facilities in 2002 and 2003 respectively.

A comprehensive review of closure plans conducted in the prior year indicated (a) higher short-term closure costs due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets. The closure provisions for Southwest Copper, including amounts in relation to Pinal Creek litigation, total US$731 million at 30 June 2005 (2004: US$771 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

21 Provisions for liabilities and charges continued

In relation to Pinal Creek, BHP Copper Inc (‘BHP Copper’) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

In 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. In September 2000, the Court approved a settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring programme.

A State consent decree (‘the Decree’) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2005, the BHP Billiton Group has provided US$110 million (2004: US$102 million) for its anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$138 million (2004: US$138 million), and the Group has paid out US$50 million up to 30 June 2005. These amounts are based on the provisional equal allocation of costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations’ proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper’s predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control, and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$4 million to approximately US$15 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered virtually certain of realisation.

Other closed sites

The closure provisions for other closed sites total US$378 million at 30 June 2005 (2004: US$310 million). The key sites covered by this amount are described briefly below.

•	Newcastle Steelworks - the Group closed its Newcastle Steelworks in 1999 and retains responsibility for certain sediment in the Hunter River adjacent to the former steelworks site, together with certain other site remediation activities in the Newcastle area.

•	Island Copper – the Group ceased operations at its Island Copper mine in December 1995 and has responsibility for various site reclamation activities, including the long-term treatment of the pit lake and water management.

•	Selbaie copper mine – the Group closed its Selbaie copper mine in January 2004 and has responsibility for site reclamation and remediation activities.

•	Rio Algom – the Group has responsibility for long-term remediation costs for various closed mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.

•	Ingwe Collieries – the Group has responsibility for site reclamation and remediation activities, including the long-term management of water leaving mining properties, for closed mines within the Ingwe operations.

•	Roane – the Group ceased operations at Roane chrome in 1982. A review of the closure plans during the year identified a need for additional remediation costs.

Closure provisions for other closed sites have been increased in the current period mainly due to refinements of closure plans at the Selbaie copper mine, Ingwe Collieries, Roane chrome and several other smaller sites. These increases resulted from a number of causes, including (a) a reassessment during the period of water management issues triggered by various factors including a change in government regulations; and, (b) a comprehensive risk valuation completed during the period in relation to sites which closed during the last two years where closure activities have now commenced.

(d)	The provision for post-retirement benefits includes pension liabilities of US$80 million (2004: US$62 million) and post-retirement medical benefit liabilities of US$252 million (2004: US$273 million). Refer note 27.

22 Called up share capital and contributed equity

	2005	2004	2003
	US$M	US$M	US$M
BHP Billiton Plc
Authorised share capital
3 000 000 000 ordinary shares of US$0.50 each (2004: 3 000 000 000; 2003: 3 000 000 000)	1 500	1 500	1 500
50 000 (2004: 50 000; 2003: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2004: 1; 2003: 1) of US$0.50 (b)	—	—	—
1 Equalisation Share (2004: 1; 2003: 1) of US$0.50 (c)	—	—	—

	1 500	1 500	1 500

Allotted, called up and fully paid share capital
2 468 147 002 ordinary shares of US$0.50 each (2004: 2 468 147 002; 2003: 2 468 147 002)	1 234	1 234	1 234
50 000 (2004: 50 000; 2003: 50 000) 5.5% preference shares of £1 each (a)	—	—	—
1 Special Voting Share (2004: 1; 2003: 1) of US$0.50 (b)	—	—	—

	1 234	1 234	1 234

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

22 Called up share capital and contributed equity continued

Number of shares
	2005	2004	2003
Movements in called up fully paid ordinary shares (d)
Opening number of shares	2 468 147 002	2 468 147 002	2 319 147 885
Bonus shares issued (e)	—	—	148 999 117

Closing number of shares	2 468 147 002	2 468 147 002	2 468 147 002

	2005	2004	2003
	US$M	US$M	US$M
BHP Billiton Limited
Paid up contributed equity (f)
3 587 977 615 ordinary shares fully paid (2004: 3 759 487 555; 2003: 3 747 687 775)	1 611	1 851	1 785
195 000 ordinary shares paid to A$1.36 (2004: 405 000; 2003: 1 095 000) (g)	—	—	—
1 Special Voting Share (2004: 1; 2003: 1) (b)	—	—	—

	1 611	1 851	1 785

Number of shares
	2005	2004	2003
Movements in fully paid ordinary shares
Opening number of shares	3 759 487 555	3 747 687 775	3 724 893 687
Shares issued on exercise of Employee Share Plan awards (h)	8 859 470	10 764 732	20 165 784
Shares issued on exercise of Performance Rights (h)	—	—	918 120
Partly paid shares converted to fully paid (g)	347 018	1 035 048	1 710 184
Shares bought back and cancelled (i)	(180 716 428)	—	—

Closing number of shares (j)	3 587 977 615	3 759 487 555	3 747 687 775

(a)	Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been beneficially held by JP Morgan plc.
(b)	BHP Billiton Plc and BHP Billiton Limited each issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on Joint Electorate Actions.
(c)	An Equalisation Share has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.
(d)	During the year ended 30 June 2005, BHP Billiton Plc did not repurchase any shares under the authorisation granted by its shareholders. The shareholders authorised the Company to enter into contracts to purchase up to 247 million of BHP Billiton Plc shares until the end of the annual general meeting in 2005.
(e)	Upon the demerger of BHP Steel in July 2002, bonus shares of BHP Billiton Plc were issued to BHP Billiton Plc shareholders to reflect the value distributed to shareholders of BHP Billiton Limited as a result of the demerger (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).
(f)	Under the Australian Corporations Act 2001, BHP Billiton Limited’s share capital has no par value. Total capital subscribed by shareholders less capital returned to shareholders is included in shareholders’ funds as contributed equity.
(g)	210 000 (2004: 690 000; 2003: 1 210 000) shares paid to A$1.36 and nil (2004: 240 000; 2003: 80 000) shares paid to A$1.40 were converted to fully paid during 2005. There were no partly paid shares issued during the year (2004: nil; 2003: nil). Including bonus shares, 347 018 (2004: 1 035 048; 2003: 1 710 184) shares were issued on conversion of these partly paid shares. 70 000 (2004: 190 000; 2003: 282 000) partly paid shares are entitled to 79 928 (2004: 216 936; 2003: 321 984) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an interim call of A$0.69 per share was made on partly paid shares and the capital reduction amount was applied to meet this call.
(h)	The number of shares issued on exercise of options and Performance Rights after 7 July 2001 includes bonus shares.
(i)	On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back. During the years ended 30 June 2003 and 30 June 2004, BHP Billiton Limited did not repurchase any shares in accordance with its announced share buy-back programme. The buy-back programme allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited or BHP Billiton Plc.
(j)	During the period 1 July 2005 to 8 September 2005, no Executive Share Scheme partly paid shares were paid up in full, 1 373 575 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans

Summary of BHP Billiton Group employee share ownership plans

The following table is a summary of the awards made under the employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited.

The subsequent tables and associated footnotes provide more information in relation to that contained in the summary table.

The details of the plans, including comparatives, are presented including, where applicable, a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002.

	Number of awards outstanding at 30 June 2005	Number of awards issued during year ended 30 June 2005
BHP Billiton Plc employee share awards
Long Term Incentive Plan (Performance Shares)	2 317 300	2 354 800
Group Incentive Scheme (Deferred Shares)	2 493 101	1 308 709
Group Incentive Scheme (Options)	1 184 506	378 384
Group Incentive Scheme (Performance Shares)	4 819 393	358 128
Restricted Share Scheme	132 978	—
Co-Investment Plan	522 306	—

BHP Billiton Limited employee share awards
Long Term Incentive Plan (Performance Shares)	4 764 108	4 854 485
Group Incentive Scheme (Deferred Shares)	5 107 264	2 536 991
Group Incentive Scheme (Options)	2 067 040	780 181
Group Incentive Scheme (Performance Shares)	9 860 582	637 676
Employee Share Plan (shares)	16 611 045	—
Employee Share Plan (options)	14 571 693	—
Executive Share Scheme (partly paid shares)	274 918	—
Performance Share Plan (LTI)	1 439 869	—
Performance Share Plan (MTI)	189 800	—
Bonus Equity Share Plan (shares)	47 662	—

The following tables relate to awards issued under each of these schemes:

	Restricted Share Scheme awards (a)			Co-Investment Plan awards (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since the DLC merger (b)	5 657 555	5 657 555	5 657 555	1 023 425	1 023 425	1 023 425

During the financial year
Number of awards remaining at the beginning of the financial year	4 076 894	4 608 382	5 351 690	539 984	837 450	1 000 399
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(3 492 699)	(167 230)	(426 604)	(14 707)	(102 656)	(45 415)
Number of awards lapsed	(451 217)	(364 258)	(316 704)	(2 971)	(194 810)	(117 534)

Number of awards remaining at the end of the financial year	132 978	4 076 894	4 608 382	522 306	539 984	837 450

Exercisable	132 978	—	—	—	—	—
Not exercisable	—	4 076 894	4 608 382	522 306	539 984	837 450

Number of employees participating in awards issued	—	—	—	—	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	161	10	22	6	27	10
Market value of shares on exercise of awards (US$ million)	40	1	2	—	—	—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

	Long Term Incentive Plan Performance Shares (BHP Billiton Plc) (a)			Long Term Incentive Plan Performance Shares (BHP Billiton Limited) (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the plan	2 354 800	—	—	4 854 485	—	—

During the financial year
Number of awards at the beginning of the financial year	—	—	—	—	—	—
Number of awards issued	2 354 800	—	—	4 854 485	—	—
Number of awards exercised	—	—	—	—	—	—
Number of awards lapsed	(37 500)	—	—	(90 377)	—	—

Number of awards remaining at the end of the financial year	2 317 300	—	—	4 764 108	—	—

Exercisable	—	—	—	—	—	—
Not exercisable	2 317 300	—	—	4 764 108	—	—

Number of employees participating in awards issued	159	—	—	293	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	—	—	—	—	—	—
Market value of shares on exercise of awards (US$ million)	—	—	—	—	—	—

	Group Incentive Scheme Deferred Shares (BHP Billiton Plc) (a)			Group Incentive Scheme Deferred Shares (BHP Billiton Limited) (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	2 706 527	1 397 818	—	5 538 713	3 001 722	—

During the financial year
Number of awards at the beginning of the financial year	1 310 131	—	—	2 884 289	—	—
Number of awards issued	1 308 709	1 397 818	—	2 536 991	3 001 722	—
Number of awards exercised	(79 665)	(11 610)	—	(256 111)	(30 884)	—
Number of awards lapsed	(46 074)	(76 077)	—	(57 905)	(86 549)	—

Number of awards remaining at the end of the financial year	2 493 101	1 310 131	—	5 107 264	2 884 289	—

Exercisable	—	—	—	—	—	—
Not exercisable	2 493 101	1 310 131	—	5 107 264	2 884 289	—

Number of employees participating in awards issued	180	200	—	384	391	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	14	2	—	20	6	—
Market value of shares on exercise of awards (US$ million)	1	—	—	3	—	—

	Group Incentive Scheme Options (BHP Billiton Plc) (a)			Group Incentive Scheme Options (BHP Billiton Limited) (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	1 296 438	918 054	—	2 118 995	1 338 814	—

During the financial year
Number of awards at the beginning of the financial year	855 044	—	—	1 309 448	—	—
Number of awards issued	378 384	918 054	—	780 181	1 338 814	—
Number of awards exercised	(14 353)	(21 241)	—	—	—	—
Number of awards lapsed	(34 569)	(41 769)	—	(22 589)	(29 366)	—

Number of awards remaining at the end of the financial year	1 184 506	855 044	—	2 067 040	1 309 448	—

Exercisable	—	—	—	—	—	—
Not exercisable	1 184 506	855 044	—	2 067 040	1 309 448	—

Number of employees participating in awards issued	75	81	—	70	104	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	2	—	—	—	—	—
Market value of shares on exercise of awards (US$ million)	—	—	—	—	—	—

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

	Group Incentive Scheme Performance Shares (BHP Billiton Plc) (a)			Group Incentive Scheme Performance Shares (BHP Billiton Limited) (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	5 974 344	5 616 216	3 966 768	11 501 457	10 863 781	7 510 243

During the financial year
Number of awards at the beginning of the financial year	4 833 951	3 634 251	—	10 136 908	7 313 516	—
Number of awards issued	358 128	1 649 448	3 966 768	637 676	3 353 538	7 510 243
Number of awards exercised	(281 123)	(84 041)	—	(668 853)	(157 429)	—
Number of awards lapsed	(91 563)	(365 707)	(332 517)	(245 149)	(372 717)	(196 727)

Number of awards remaining at the end of the financial year	4 819 393	4 833 951	3 634 251	9 860 582	10 136 908	7 313 516

Exercisable	—	—	—	—	—	—
Not exercisable	4 819 393	4 833 951	3 634 251	9 860 582	10 136 908	7 313 516

Number of employees participating in awards issued	195	218	221	105	409	424
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	15	6	—	19	12	—
Market value of shares on exercise of awards (US$ million)	2	1	—	7	1	—

	Employee Share Plan Options (a)			Weighted Average Exercise Price (A$)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	178 032 575	178 032 575	178 032 575

During the financial year
Number of awards at the beginning of the financial year	24 309 476	37 571 802	60 994 303	7.94	7.81	8.29
Number of awards issued	—	—	67 500	—	—	8.95
Number of awards exercised	(8 550 570)	(10 764 732)	(20 165 784)	8.08	7.48	7.25
Number of awards lapsed	(1 187 213)	(2 497 594)	(3 324 217)	8.28	8.04	7.53

Number of awards remaining at the end of the financial year	14 571 693	24 309 476	37 571 802	7.83	7.94	7.81

Exercisable	14 571 693	13 679 357	15 899 927	7.83	7.66	7.03
Not exercisable	—	10 630 119	21 671 875	—	8.30	8.38

Number of employees participating in awards issued	—	—	1
Market value of awards issued (US$ million) (c)	—	—	—
Proceeds from awards issued (US$ million)	—	—	—
Number of employees exercising awards	1 225	1 683	9 857
Market value of shares on exercise of awards (US$ million)	100	88	121
Proceeds from exercise of options (US$ million)	53	57	83

	Employee Share Plan Shares (a)			Executive Share Scheme partly paid shares (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	373 745 102	373 745 102	373 745 102	50 529 280	50 529 280	50 529 280

During the financial year
Number of awards at the beginning of the financial year	18 660 656	20 508 095	45 827 460	621 936	1 656 984	3 367 168
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(2 049 611)	(1 847 439)	(25 319 365)	(347 018)	(1 035 048)	(1 710 184)
Number of awards lapsed	—	—	—	—	—	—

Number of awards remaining at the end of the financial year	16 611 045	18 660 656	20 508 095	274 918	621 936	1 656 984

Exercisable	16 611 045	18 660 656	20 508 095	274 918	621 936	1 656 984
Not exercisable	—	—	—	—	—	—

Number of employees participating in awards issued	—	—	—	—	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	—	—	—	2	4	11
Market value of shares on exercise of awards (US$ million)	—	—	—	4	9	7
Employee share plan loans outstanding (US$ million)	60	63	71	—	—	—
Proceeds from conversion of partly paid shares (US$ million)	—	—	—	3	9	10

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

	Performance Share Plan Performance Rights (a)			Bonus Equity Share Plan Shares (a)
	2005	2004	2003	2005	2004	2003
Number of awards issued since commencement of the Plan	12 679 547	12 679 547	12 679 547	1 016 845	1 016 845	1 016 845

During the financial year
Number of awards remaining at the beginning of the financial year	5 244 027	8 163 616	10 293 469	818 746	856 345	1 016 845
Number of awards issued	—	—	—	—	—	—
Number of awards exercised	(3 218 307)	(2 712 371)	(1 901 694)	(748 345)	(34 573)	(135 945)
Number of awards lapsed	(396 051)	(207 218)	(228 159)	(22 739)	(3 026)	(24 555)

Number of awards remaining at the end of the financial year	1 629 669	5 244 027	8 163 616	47 662	818 746	856 345

Exercisable	1 629 669	716 120	—	47 662	—	—
Not exercisable	—	4 527 907	8 163 616	—	818 746	856 345

Number of employees participating in awards issued	—	—	—	—	—	—
Market value of awards issued (US$ million) (c)	—	—	—	—	—	—
Proceeds from awards issued (US$ million)	—	—	—	—	—	—
Number of employees exercising awards	72	172	22	83	9	26
Market value of shares on exercise of awards (US$ million)	36	21	8	11	—	1

					Awards outstanding at:
Month of issue	Number Issued	Number of recipients	Number exercised	Number lapsed	Balance Date	Date of Directors’ Report	Exercise price	Exercise period / release date
Restricted Share Scheme (d)
November 2001(Share awards)	292 577	1	98 574	194 003	—	—	—	Nov 2004
October 2001 (Share awards)	4 446 532	147	3 436 002	1 010 530	—	—	—	Oct 2004
October 2001 (Options)	918 446	32	608 525	176 943	132 978	132 978	—	Oct 2004 –Sept 2008

					132 978	132 978

Co-Investment Plan (d)
November 2001	100 945	1	23 131	77 814	—	—	—	Nov 2000 – Oct 2011
October 2001	922 480	83	146 172	254 002	522 306	516 517	—	Oct 2003 – Sept 2011

					522 306	516 517

Long Term Incentive Plan Performance Shares (BHP Billiton Plc)
December 2004	2 354 800	159	—	37 500	2 317 300	2 317 300	—	Aug 2009 – Aug 2014

					2 317 300	2 317 300

Group Incentive Scheme (BHP Billiton Plc)
Deferred Shares
December 2004	1 308 709	200	12 958	27 493	1 268 258	1 268 258	—	Aug 2006 – Aug 2009
November 2003	1 397 818	194	78 317	94 658	1 224 843	523 493	—	Aug 2005 – Aug 2008

Options
December 2004	378 384	45	—	19 981	358 403	358 403	£6.11	Aug 2006 – Aug 2009
November 2003	918 054	78	35 594	56 357	826 103	556 346	£4.43	Aug 2005 – Aug 2008

Performance Shares
December 2004	358 128	42	11 036	23 250	323 842	323 842	—	Aug 2007 – Aug 2010
November 2003	1 649 448	210	98 747	109 992	1 440 709	1 440 709	—	Aug 2006 – Aug 2009
November 2002	3 966 768	209	255 381	656 545	3 054 842	1 435 045	—	Aug 2005 – Aug 2008

					8 497 000	5 906 096

Performance Share Plan Performance Rights (d)
November 2001 (LTI)	5 114 298	110	3 161 027	813 381	1 139 890	1 054 494	—	Oct 2004 – Sept 2011
October 2001 (LTI)	173 879	2	118 670	17 389	37 820	—	—	Oct 2004 – Sept 2011
October 2001(MTI)	238 940	6	22 596	26 544	189 800	189 800	—	Oct 2003 – Mar 2006
December 2000 (LTI)	415 510	11	348 674	—	66 836	66 836	—	July 2003 – Dec 2010
November 2000 (LTI)	4 441 620	104	4 040 019	206 278	195 323	122 268	—	July 2003 – Oct 2010

					1 629 669	1 433 398

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

23 Employee share ownership plans continued

					Awards outstanding at:
Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	Balance Date	Date of Directors’ Report	Exercise price		Exercise period / release date
Long Term Incentive Plan (BHP Billiton Limited)
December 2004	4 854 485	293	—	90 377	4 764 108	4 744 108		—	Aug 2009 –Aug 2014

					4 764 108	4 744 108

Group Incentive Scheme (BHP Billiton Limited)
Deferred Shares
December 2004	2 536 991	384	52 007	40 279	2 444 705	2 425 138		—	Aug 2006 – Aug 2009
November 2003	3 001 722	391	234 988	104 175	2 662 559	1 629 032		—	Aug 2005 – Aug 2008

Options
December 2004	780 181	70	—	—	780 181	776 322	A$	15.39	Aug 2006 – Aug 2009
November 2003	1 338 814	104	—	51 955	1 286 859	1 227 846	A$	11.11	Aug 2005 – Aug 2008

Performance Shares
December 2004	637 676	105	28 199	18 895	590 582	571 812		—	Aug 2007 – Aug 2010
November 2003	3 353 538	409	216 416	171 167	2 965 955	2 953 122		—	Aug 2006 – Aug 2009
November 2002	7 510 243	425	581 667	624 531	6 304 045	3 764 581		—	Aug 2005– Aug 2008

					17 034 886	13 347 853

Employee Share Plan Options
September 2002	67 500	1	60 750	6 750	—	—	A$	8.95	Oct 2004 – Sept 2011
November 2001	6 870 500	113	2 988 311	1 374 339	2 507 850	2 123 210	A$	8.30	Oct 2004 – Sept 2011
November 2001	7 207 000	153	3 751 675	1 280 988	2 174 337	1 930 777	A$	8.29	Oct 2004 – Sept 2011
December 2000	3 444 587	67	1 666 726	485 625	1 292 236	1 067 140	A$	8.72	July 2003 – Dec 2010
December 2000	2 316 010	59	1 213 701	299 605	802 704	724 334	A$	8.71	July 2003 – Dec 2010
November 2000	1 719 196	44	677 150	539 452	502 594	502 594	A$	8.28	July 2003 – Oct 2010
November 2000	7 764 776	197	5 575 927	871 935	1 316 914	1 193 008	A$	8.27	July 2003 – Oct 2010
April 2000	61 953	3	20 651	—	41 302	20 651	A$	7.60	April 2003 – April 2010
April 2000	937 555	5	51 628	138 361	747 566	747 566	A$	7.60	April 2003 – April 2010
December 1999	413 020	1	413 020	—	—	—	A$	8.61	April 2002 – April 2009
December 1999	309 765	1	309 765	—	—	—	A$	7.50	April 2002 – April 2009
October 1999	105 320	3	14 456	30 976	59 888	8 260	A$	7.57	April 2002 – April 2009
July 1999	206 510	1	206 510	—	—	—	A$	7.60	April 2002 – April 2009
April 1999	44 474 820	45 595	19 294 392	21 348 634	3 831 794	3 607 730	A$	6.92	April 2002 – April 2009
April 1999	16 901 398	944	9 270 853	6 336 037	1 294 508	1 249 076	A$	6.92	April 2002 – April 2009

					14 571 693	13 174 346

Bonus Equity Share Plan Shares
November 2001	1 016 845	117	918 863	50 320	47 662	47 662		—	Nov 2004 – Oct 2006

					47 662	47 662

(a)	The terms and conditions for all BHP Billiton Group employee ownership plans are detailed in section 7.1 of note 36, except as follows:

The Bonus Equity Share Plan provided eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Eligibility was determined by the Board. Participants who elected to take their incentive plan award in shares under the Plan also received an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares were provided. The shares were purchased on-market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:

(i)	while the shares are held in trust, the participants are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited.
(ii)	if employment ceases while the shares are in trust, the shares awarded as part of the 25 per cent uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).

The Employee Share Plan option issues for 2002 and 2001 were made on substantially the same terms and conditions as the 2000 issue, the conditions of which are detailed in section 7.1 of note 36.

(b)	All awards issued under the Restricted Share Scheme (RSS) and Co-investment Plan (CIP) prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.
(c)	Options, Performance Rights and awards issued under the Long Term Incentive Plan, Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable or listed and as such do not have a market value.
(d)	Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on-market.
(e)	In respect of employee share awards, the BHP Billiton Group utilises the following trusts:

The Billiton Employee Share Ownership Trust is a discretionary Trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the Long Term Incentive Plan, Group Incentive Scheme, RSS and CIP. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on-market to satisfy exercises made under the Group Incentive Scheme, Long Term Incentive Plan and Performance Share Plan. The BHP Bonus Equity Plan Trust (BEP Trust) is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Bonus Equity Share Plan. The trustee is BHP Billiton Employee Plan Pty Ltd.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

24 Reserves

	Share premium account 2005	Profit and loss account 2005	Share premium account 2004	Profit and loss account 2004
	US$M	US$M	US$M	US$M
At the beginning of the financial year	518	10 461	518	8 580
Retained profit for the year	—	4 703	—	1 762
BHP Billiton Limited share buy-back	—	(1 481)	—	—
Transfer of goodwill on disposal of operations	—	67	—	—
Employee share awards	—	41	—	71
Exchange variations	—	7	—	48

At the end of the financial year (a)	518	13 798	518	10 461

(a)	Cumulative goodwill set off against reserves on acquisitions prior to 1 July 1998 amounts to US$694 million (2004: US$761 million).

25 Reconciliation of movements in shareholders’ funds

	2005	2004	2003
	US$M	US$M	US$M
Attributable profit for the financial year	6 398	3 379	1 901
Other recognised gains	7	48	67

Total recognised gains for the financial year	6 405	3 427	1 968
Dividends	(1 695)	(1 617)	(900)
Issue of ordinary shares for cash	56	66	98
Accrued employee entitlement to share awards	109	96	70
Cash settlement of share awards	(3)	—	—
Purchases of shares by ESOP trusts (a)	(47)	(25)	(6)
Transfer of goodwill on disposal of operations	67	—	—
Share repurchase scheme (b)
BHP Billiton Plc	—	—	(20)
Share buy-back (refer note 22)
BHP Billiton Limited (c)	(1 777)	—	—
Capital reduction on BHP Steel demerger	—	—	(1 489)

Net movement in shareholders’ funds	3 115	1 947	(279)
Shareholders’ funds at the beginning of the financial year	14 038	12 091	12 370

Shareholders’ funds at the end of the financial year	17 153	14 038	12 091

(a)	At 30 June 2005, 1 477 784 shares (2004: 4 948 281; 2003: 347 498) were held in trust with a market value at that date of US$19 million (2004: US$43 million; 2003: US$2 million). BHP Billiton Plc does not hold an interest in any shares of itself.
(b)	BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. No shares were purchased during the year ended 30 June 2005 (2004: nil ordinary shares; 2003: 3 890 000 ordinary shares). The aggregate purchase price of US$nil (2004: US$nil; 2003: US$20 million), was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders’ funds. On 23 June 2004, 3 890 000 ordinary shares of BHP Billiton Plc, which were held by Nelson Investment Limited, were transferred to the Billiton Employee Share Ownership Trust.
(c)	On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. As a result of the buy-back, shareholders’ funds decreased by US$1 777 million (including US$5 million of transaction costs). In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited and US$1 481 million was allocated to the profit and loss account. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

26 Commitments

	2005	2004
	US$M	US$M
Capital expenditure commitments not provided for in the accounts
Due not later than one year	2 308	1 321
Due later than one year and not later than five years	110	255

Total capital expenditure commitments	2 418	1 576

Lease expenditure commitments
Finance leases (a)
Due not later than one year	7	10
Due later than one year and not later than five years	30	42
Due later than five years	70	54

Total commitments under finance leases	107	106
deduct Future financing charges	51	30

Finance lease liability	56	76

Operating leases (b)
Due not later than one year (c)	250	199
Due later than one year and not later than five years	562	393
Due later than five years	212	231

Total commitments under operating leases	1 024	823

Other commitments
Due not later than one year
Supply of goods and services	658	639
Royalties	7	33
Exploration expenditure	199	46
Chartering costs	103	156

	967	874

Due later than one year and not later than five years
Supply of goods and services	1 622	1 304
Royalties	18	19
Exploration expenditure	49	13
Chartering costs	110	87

	1 799	1 423

Due later than five years
Supply of goods and services	1 136	954
Royalties	37	42
Exploration expenditure	32	—
Chartering costs	34	45

	1 239	1 041

Total other commitments	4 005	3 338

(a)	Finance leases are predominantly related to leases of the dry bulk carrier Iron Yandi, power lines, mobile equipment and vehicles. Refer notes 19 and 20.
(b)	Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options. Amounts represent minimum lease payments.
(c)	The BHP Billiton Group has commitments under operating leases to make payments totalling US$250 million (2004: US$199 million) in the next year as follows:

	2005	2004
	US$M	US$M
Land and buildings
Leases which expire:
Within one year	6	5
Between two and five years	12	14
Over five years	25	51

	43	70

Other operating leases
Leases which expire:
Within one year	25	29
Between two and five years	128	61
Over five years	54	39

	207	129

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits

Pension schemes

The BHP Billiton Group operates or participates in a number of pension schemes throughout the world. The more significant schemes relate to businesses in Australia, South Africa, the US, Canada and Europe.

	2005	2004	2003
	US$M	US$M	US$M
The pension charge for the year is as follows:
Defined contribution schemes	67	53	41
Industry-wide schemes	32	26	23
Defined benefit schemes (a)
Regular cost	46	40	46
Variation cost	37	41	39
Interest cost	(17)	(17)	(20)

	165	143	129

(a)	Excludes net exchange gains on net monetary pension assets of US$26 million (2004: US$8 million; 2003: US$39 million).

To the extent that there is a difference between pension cost and contributions paid, an asset and/or liability arises. The accumulated difference recorded in the balance sheet at 30 June 2005 gives rise to an asset of US$312 million (2004: US$282 million) and a liability of US$80 million (2004: US$62 million).

The assets of the defined contribution schemes and the industry-wide schemes are held separately in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.

The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.

For accounting purposes, the actuarial valuations have determined pension costs for most schemes using the projected unit method. There are exceptions for some schemes that are closed to new members where the attained age method was used. The assumptions used varied by scheme. For the purposes of calculating the pension charge, surpluses or deficiencies are recognised through the variation cost component in future accounting periods as a constant percentage of estimated future payroll over the remaining service life of the employees.

Actuarial valuations used for accounting purposes

The actuarial valuations used for accounting purposes reflected an aggregate market value at 1 July 2004 of US$1,196 million. The funding levels of these schemes ranged from 51 per cent to 117 per cent and the overall funding level was 92 per cent.

Formal actuarial valuations

Set out below are details for the three largest schemes of the actuarial assumptions and results of the most recent formal valuations for funding purposes. The actuarial assumptions and results differ from those used for accounting purposes.

	BHP Billiton Superannuation Fund (a)	Pension Plan for Hourly Employees of BHP Copper Inc	BHP USA Retirement Income Plan
Country	Australia	US	US
Date of valuation	30 June 2003 (b)	1 January 2004	1 January 2004
Investment return	7.0%	8.0%	8.0%
Salary growth	3.5%	n/a	4.5%
Pension increases	n/a	n/a	3.0%
Asset valuation method	Market	5-year smoothing	5-year smoothing
Market value of fund (US$ million)	886	155	104
Actuarial value of fund (US$ million)	886	186	125
Funding level	98%	106%	113%

(a)	US$678 million of the market value and actuarial value of the fund is attributable to the defined contribution section of the fund which is fully funded.
(b)	Formal actuarial valuations are only carried out every three years for the BHP Billiton Superannuation Fund. The next valuation is due as at 30 June 2006.

Post-retirement medical benefits

The BHP Billiton Group provides medical benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees’ and retirees’ contributions paid, in respect of these benefits was US$27 million (2004: US$19 million) excluding an exchange gain of US$9 million (2004: US$20 million loss).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

The charge has been calculated in accordance with UK applicable accounting standards. Where there is a surplus or deficit between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:

	South Africa	US	Canada	Suriname
	%	%	%	%
Ultimate health care inflation rate	7.25	5.00	5.00	3.50
Discount rate	10.00	6.25	6.00	5.50

FRS 17 ‘Retirement Benefits’

Whilst the SSAP 24 disclosure and measurement principles have been applied in accounting for pensions and post-retirement medical benefits in these financial statements, additional disclosures are provided under FRS 17 ‘Retirement Benefits’. The aim of FRS 17 is to move from a long-term approach under SSAP 24 to a market-based approach in valuing the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding. This will impact both the amount and disclosure of the retirement benefits charge in the profit and loss account (for the operating costs and financing costs) and the statement of total recognised gains and losses (STRGL). The net retirement benefit and a liability will be recognised in full on the balance sheet with a consequential impact on shareholders’ funds.

Currently, FRS 17 only has to be applied to disclosures.

The BHP Billiton Group does not apply the provisions of FRS 17 for the purposes of measuring pension charge and pension balances in these financial statements. In the absence of the transition to IFRS, FRS 17 would be first effective in such a manner for the 30 June 2006 financial year.

Pension schemes – FRS 17 disclosures

The BHP Billiton Group operates a number of defined benefit schemes in Australia, Canada, the US, Europe, South Africa and South America. Full actuarial valuations are prepared by local actuaries for all funds as at a date close to 30 June 2005 and rolled forward to 30 June 2005. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier valuations. The major assumptions used by the actuaries are as follows:

	Australia	Canada	US	Europe	South Africa	South America
	%	%	%	%	%	%
Year ended 30 June 2005
Salary increases	4 to 5	3.5 to 4.5	4.5	2.9 to 5.05	5 to 6	4 to 6.08
Pension increases	n/a	0	0 to 3	1.9 to 2.8	3.2 to 4	2.5 to 4
Discount rate	5.2	5.2	5.1	3.9 to 5	7.75 to 8	5.25 to 10.24
Inflation	2.5	2.5 to 2.7	3	1.9 to 2.8	4	3 to 4

Year ended 30 June 2004
Salary increases	4 to 5	3.5 to 4.5	4.5	3 to 5	7 to 8	3.5 to 6.08
Pension increases	n/a	0	0 to 3	2 to 3	3.5 to 5.8	2 to 4
Discount rate	5.5 to 5.8	6 to 6.5	6.25 to 6.5	5.3 to 5.75	8 to 8.6	5.5 to 10.24
Inflation	2.5	2.5	3	2 to 3	6	2.5 to 4

Year ended 30 June 2003
Salary increases	4 to 4.5	3.5 to 4.5	4.5	3 to 4.5	7 to 8	3.5 to 5.57
Pension increases	n/a	0	0 to 3	2 to 2.5	3.5 to 5.25	1.5 to 3.5
Discount rate	4.75 to 5	6 to 6.5	6	5	7.5 to 8.7	5.5 to 9.71
Inflation	3	2.5 to 3	3	2 to 2.5	6	2.5 to 3.5

The fair market value of the assets and the surplus/(deficit) of the defined benefit schemes were:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Bonds	100	70	77	86	23	85	441
Equities	243	50	237	104	115	2	751
Property	33	—	—	—	3	—	36
Cash and net current assets	11	6	3	4	19	1	44
Insured annuities	—	9	—	20	98	—	127
Other	11	—	—	21	4	1	37

Total assets	398	135	317	235	262	89	1 436
Actuarial liabilities	(418)	(130)	(530)	(351)	(189)	(89)	(1 707)
Unrecognised surplus	—	(27)	—	(3)	(73)	(3)	(106)

Deficit	(20)	(22)	(213)	(119)	—	(3)	(377)
Related deferred tax asset	7	3	—	34	—	1	45

Net pension liability	(13)	(19)	(213)	(85)	—	(2)	(332)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2004
Bonds	90	59	74	77	29	59	388
Equities	153	35	218	94	95	1	596
Property	22	—	—	—	11	—	33
Cash and net current assets	1	5	6	13	6	1	32
Insured annuities	—	8	—	19	87	—	114
Other	—	—	—	6	2	1	9

Total assets	266	107	298	209	230	62	1 172
Actuarial liabilities	(303)	(96)	(449)	(280)	(211)	(54)	(1 393)
Unrecognised surplus	—	(22)	—	—	(34)	(10)	(66)

Deficit	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Related deferred tax asset	11	3	16	15	4	—	49

Net pension liability	(26)	(8)	(135)	(56)	(11)	(2)	(238)

Year ended 30 June 2003
Bonds	68	60	58	64	23	46	319
Equities	147	28	187	64	69	1	496
Property	19	—	—	—	—	—	19
Cash and net current assets	—	13	5	23	17	—	58
Insured annuities	—	—	—	20	—	—	20

Total assets	234	101	250	171	109	47	912
Actuarial liabilities	(286)	(96)	(439)	(247)	(83)	(40)	(1 191)
Unrecognised surplus	—	(19)	—	—	(28)	(10)	(57)

Deficit	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Related deferred tax asset	16	4	17	12	—	—	49

Net pension liability	(36)	(10)	(172)	(64)	(2)	(3)	(287)

The expected rates of return on these asset categories were:

	Australia	Canada	US	Europe	South Africa	South America
	%	%	%	%	%	%
Year ended 30 June 2005
Bonds	4.6 to 5.4	5.3 to 5.75	4.5 to 6.5	3.6 to 4.8	6.27 to 7	6 to 12.1
Equities	8.4 to 9.9	8 to 8.6	8 to 9	7.1 to 8	9 to 9.25	15.5 to 16.96
Property	6.9 to 7.6	n/a	n/a	n/a	9.25	n/a
Cash and net current assets	4.2	2.5 to 3	3 to 3.5	3.8 to 5	4.3 to 5.57	6
Insured annuities	n/a	2	n/a	5	6.75 to 8	n/a
Other	6.8 to 9.9	n/a	n/a	4.35 to 5.3	5.57 to 9.25	12

Total assets	7.36 to 8.14	2 to 7.48	5.52 to 8.39	4.8 to 7.16	7.4 to 8.41	6.25 to 12.43

Year ended 30 June 2004
Bonds	6	5.2 to 6	5 to 7	4.5 to 5.25	8 to 10.5	6 to 10.24
Equities	8	8 to 8.3	8.4 to 9	8 to 8.3	12	9 to 10.24
Property	7	n/a	n/a	n/a	12	n/a
Cash and net current assets	5	2.7 to 4	3.5 to 4	3.7 to 5.7	6 to 9	6 to 10.24
Insured annuities	n/a	3.75	n/a	5.7	9.1 to 10.5	n/a
Other	n/a	n/a	n/a	4.75 to 5.7	7.8 to 12	9

Total assets	7.5 to 7.53	3.75 to 7.23	6 to 8.5	5.51 to 7.52	10.3 to 11.01	6 to 10.24

Year ended 30 June 2003
Bonds	5 to 6	5.5 to 6.5	7	4.3 to 4.6	7.5 to 9.04	6 to 9.71
Equities	8 to 9	7.25 to 9	9	7.25 to 8.25	12	9.71
Property	7 to 8	n/a	n/a	n/a	n/a	n/a
Cash and net current assets	5	1 to 3.75	3.5	3.75 to 4.25	7 to 7.75	9.71
Insured annuities	n/a	n/a	n/a	5	n/a	n/a

Total assets	7.5	3.75 to 7.5	8.5	4.8 to 7.2	9.9 to 10.55	6 to 9.71

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of the operating costs:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Current service cost	25	5	12	12	3	1	58
Past service cost	—	—	—	(4)	—	—	(4)
Curtailment losses/(gains)	—	—	(2)	2	(3)	—	(3)

Total operating charge	25	5	10	10	—	1	51

Year ended 30 June 2004
Current service cost	26	3	12	11	4	1	57
Past service cost	—	—	2	—	—	13	15
Previously unrecognised surplus deducted from past service costs	—	—	—	—	—	(10)	(10)

Total operating charge	26	3	14	11	4	4	62

Analysis of the financing credits/(costs):

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Expected return on pension scheme assets	22	6	25	14	20	5	92
Interest on pension scheme liabilities	(18)	(7)	(28)	(16)	(17)	(4)	(90)

Net return/(cost)	4	(1)	(3)	(2)	3	1	2

Year ended 30 June 2004
Expected return on pension scheme assets	19	5	22	11	18	3	78
Interest on pension scheme liabilities	(14)	(6)	(27)	(13)	(14)	(2)	(76)

Net return/(cost)	5	(1)	(5)	(2)	4	1	2

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of gains and losses that would be recognised in STRGL:

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Actual return less expected return on pension scheme assets	33	11	7	13	40	10	114
Experience gains/(losses) arising on the scheme liabilities	(2)	(4)	—	(2)	6	(5)	(7)
Changes in assumptions underlying the present value of scheme liabilities	(8)	(14)	(74)	(60)	7	(15)	(164)
Gain/(loss) pursuant to unrecognised surpluses	—	(3)	—	(3)	(44)	8	(42)

Total actuarial gain/(loss) recognised in STRGL	23	(10)	(67)	(52)	9	(2)	(99)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	8.3%	8.1%	2.2%	5.5%	15.3%	11.2%	7.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(0.5)%	(3.1)%	0.0%	(0.6)%	3.2%	(5.6)%	(0.4)%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.5%	(7.7)%	(12.6)%	(14.8)%	4.8%	(2.2)%	(5.8)%

Year ended 30 June 2004
Actual return less expected return on pension scheme assets	21	5	24	(4)	9	14	69
Experience gains/(losses) arising on the scheme liabilities	(22)	—	—	(6)	4	(1)	(25)
Changes in assumptions underlying the present value of scheme liabilities	18	1	23	12	(27)	—	27
Loss pursuant to unrecognised surpluses	—	(3)	—	—	—	(10)	(13)

Total actuarial gain/(loss) recognised in STRGL	17	3	47	2	(14)	3	58

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	7.9%	4.7%	8.1%	(1.9)%	3.9%	22.6%	5.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(7.3)%	0%	0%	(2.1)%	1.9%	(1.9)%	(1.8)%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.6%	3.1%	10.5%	0.7%	(6.6)%	5.6%	4.2%

Year ended 30 June 2003
Actual return less expected return on pension scheme assets	(24)	(1)	(24)	(11)	(11)	10	(61)
Experience gains/(losses) arising on the scheme liabilities	17	(2)	6	(7)	(1)	(9)	4
Changes in assumptions underlying the present value of scheme liabilities	(16)	(4)	(47)	(26)	1	(3)	(95)
Other gains/(losses)	—	2	—	—	—	(13)	(11)
Gain pursuant to legislative change with regard to South African surpluses	—	—	—	—	9	—	9

Total actuarial loss recognised in STRGL	(23)	(5)	(65)	(44)	(2)	(15)	(154)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	(10.3)%	(1.0)%	(9.6)%	(6.4)%	(10.1)%	21.3%	(6.7)%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.9%	(2.1)%	1.4%	(2.8)%	(1.2)%	(22.5)%	0.3%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(8.0)%	(5.2)%	(14.8)%	(17.8)%	(2.4)%	(37.5)%	(12.9)%

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2002
Actual return less expected return on pension scheme assets	(82)	(3)	(78)	(18)	(1)	31	(151)
Experience gains/(losses) arising on the scheme liabilities	33	—	—	8	(7)	(18)	16
Changes in assumptions underlying the present value of scheme liabilities	—	—	(23)	(15)	(2)	—	(40)
Other gains/(losses)	—	(1)	6	—	—	—	5
Loss pursuant to legislative change with regard to South African surpluses	—	—	—	—	(29)	—	(29)

Total actuarial gain/(loss) recognised in STRGL	(49)	(4)	(95)	(25)	(39)	13	(199)

Difference between expected and actual outcomes:
Asset gain/(loss) as a percentage of scheme assets	(14.9)%	(3.3)%	(27.1)%	(12.3)%	(1.1)%	70.5%	(12.5)%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	5.2%	0%	0%	4.5%	(11.3)%	(58.1)%	1.2%
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	(7.7)%	(4.9)%	(23.8)%	(14.0)%	(62.9)%	41.9%	(14.3)%

The Pension Funds Second Amendment Act, 2001 in South Africa requires surpluses in pension funds to be used in a manner specified under Regulations to the Act to improve current and former members’ benefits prior to the employer obtaining any benefit from the surpluses. Consequently, no surplus is recognised for the South African schemes with an actuarial loss recognised in the STRGL.

Analysis of the movement in surplus/(deficit):

	Australia	Canada	US	Europe	South Africa	South America	Total
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	(4)	—	—	—	—	—	(4)
Current service cost	(25)	(5)	(12)	(12)	(3)	(1)	(58)
Contributions	22	7	18	14	3	2	66
Past service cost	—	—	—	4	—	—	4
Other finance income/(costs)	4	(1)	(3)	(2)	3	1	2
Actuarial gains/(losses)	23	(10)	(67)	(52)	9	(2)	(99)
Curtailment gains/(losses)	—	—	2	(2)	3	—	3
Exchange gains/(losses)	(3)	(2)	—	2	—	(1)	(4)

Deficit in schemes at 30 June 2005	(20)	(22)	(213)	(119)	—	(3)	(377)

Year ended 30 June 2004
Deficit in schemes at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	(2)	(2)	(9)	—	—	—	(13)
Current service cost	(26)	(3)	(12)	(11)	(4)	(1)	(57)
Contributions	23	7	19	22	4	—	75
Past service cost	—	—	(2)	—	—	(3)	(5)
Other finance income/(costs)	5	(1)	(5)	(2)	4	1	2
Actuarial gains/(losses)	17	3	47	2	(14)	3	58
Exchange gains/(losses)	(2)	(1)	—	(6)	(3)	1	(11)

Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Post-retirement medical benefits – FRS 17 disclosures

The BHP Billiton Group also operates a number of post-retirement medical benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 30 June 2005, many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries are as follows:

	South Africa	US	Canada	Suriname	UK
	%	%	%	%	%
Year ended 30 June 2005
Ultimate health care inflation rate	6%	5%	5%	5%	n/a
Discount rate	8.25%	5.1%	5.2%	5.25%	n/a

Year ended 30 June 2004
Ultimate health care inflation rate	7.25	5	5	3.5	5.7
Discount rate	10	6.25	6	5.5	2.5

Year ended 30 June 2003
Ultimate health care inflation rate	7	5.5	5	3.5	n/a
Discount rate	9.75	6.25	6	5.5	n/a

The actuarial liabilities of the post-retirement medical schemes were:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Present value of scheme liabilities	(143)	(147)	(26)	(19)	—	(335)
Past service credit	(18)	—	—	—	—	(18)

Deficit	(161)	(147)	(26)	(19)	—	(353)
Related deferred tax asset	48	16	—	6	—	70

Net post-retirement medical liability	(113)	(131)	(26)	(13)	—	(283)

Year ended 30 June 2004
Present value of scheme liabilities	(161)	(124)	(25)	(10)	(1)	(321)
Past service credit	(27)	—	—	—	—	(27)

Deficit	(188)	(124)	(25)	(10)	(1)	(348)
Related deferred tax asset	56	5	—	3	—	64

Net post-retirement medical liability	(132)	(119)	(25)	(7)	(1)	(284)

Year ended 30 June 2003
Present value of scheme liabilities	(133)	(137)	(26)	(19)	—	(315)
Past service credit	(20)	—	—	—	—	(20)

Deficit	(153)	(137)	(26)	(19)	—	(335)
Related deferred tax asset	34	22	—	6	—	62

Net post-retirement medical liability	(119)	(115)	(26)	(13)	—	(273)

Analysis of the operating costs/(credits):

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Current service cost	4	3	—	—	—	7
Past service cost	(7)	—	—	—	—	(7)
Curtailment gains	(22)	—	—	—	—	(22)

Total operating charge	(25)	3	—	—	—	(22)

Year ended 30 June 2004
Current service cost	3	3	—	—	—	6
Past service cost	16	1	—	—	—	17

Total operating charge	19	4	—	—	—	23

Analysis of the financing costs:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Interest on post-retirement medical liabilities	(16)	(8)	(1)	(1)	—	(26)

Net cost	(16)	(8)	(1)	(1)	—	(26)

Year ended 30 June 2004
Interest on post-retirement medical liabilities	(14)	(8)	(1)	(1)	—	(24)

Net cost	(14)	(8)	(1)	(1)	—	(24)

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of gains and losses that would be recognised in STRGL:

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Experience gains arising on scheme liabilities	5	1	1	1	—	8
Changes in assumptions underlying the present value of scheme liabilities	(8)	(21)	—	(6)	—	(35)

Actuarial gain/(loss) recognised in STRGL	(3)	(20)	1	(5)	—	(27)

Difference between expected and actual outcomes:
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	3.5%	0.7%	3.8%	5.3%	0%	2.4%
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	(2.1)%	(13.6)%	3.8%	(26.3)%	0%	(8.1)%

Year ended 30 June 2004
Experience gains arising on scheme liabilities	23	10	—	—	—	33
Changes in assumptions underlying the present value of scheme liabilities	(1)	3	—	—	—	2

Actuarial gain recognised in STRGL	22	13	—	—	—	35

Difference between expected and actual outcomes:
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	14.3%	8.1%	0%	0%	0%	10.3%
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	13.7%	10.5%	0%	0%	0%	10.9%

Year ended 30 June 2003
Experience gains/(losses) arising on scheme liabilities	(27)	15	1	—	—	(11)
Changes in assumptions underlying the present value of scheme liabilities	(9)	(16)	(7)	—	—	(32)

Actuarial loss recognised in STRGL	(36)	(1)	(6)	—	—	(43)

Difference between expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(20.3)%	10.9%	3.8%	0%	0%	(3.5)%
Total loss recognised in STRGL as a percentage of the present value of scheme liabilities	(27.1)%	(0.7)%	(23.1)%	0%	0%	(13.7)%

Year ended 30 June 2002
Experience gains/(losses) arising on scheme liabilities	8	(6)	—	—	—	2
Changes in assumptions underlying the present value of scheme liabilities	(10)	—	—	(1)	—	(11)

Actuarial loss recognised in STRGL	(2)	(6)	—	(1)	—	(9)

Difference between expected and actual outcomes:
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	14.8%	(4.7)%	0%	0%	0%	0.9%
Total loss recognised in STRGL as a percentage of the present value of scheme liabilities	(3.7)%	(4.7)%	0%	(5.3)%	0%	(4.1)%

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

27 Pensions and post-retirement medical benefits continued

Analysis of the movement in surplus/(deficit):

	South Africa	US	Canada	Suriname	UK	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Year ended 30 June 2005
Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	—	—	—	(3)	1	(2)
Current service cost	(4)	(3)	—	—	—	(7)
Contributions	9	8	2	—	—	19
Past service costs	7	—	—	—	—	7
Other finance costs	(16)	(8)	(1)	(1)	—	(26)
Actuarial gains/(losses)	(3)	(20)	1	(5)	—	(27)
Curtailment gains	22	—	—	—	—	22
Exchange gains/(losses)	12	—	(3)	—	—	9

Deficit in schemes at 30 June 2005	(161)	(147)	(26)	(19)	—	(353)

Year ended 30 June 2004
Deficit in schemes at 30 June 2003	(153)	(137)	(26)	(19)	—	(335)
Movement during the year:
Adjustment for changes in the Group structure and joint venture arrangements	—	2	—	9	(1)	10
Current service cost	(3)	(3)	—	—	—	(6)
Contributions	6	10	2	1	—	19
Past service costs	(16)	(1)	—	—	—	(17)
Other finance costs	(14)	(8)	(1)	(1)	—	(24)
Actuarial gains	22	13	—	—	—	35
Exchange losses	(30)	—	—	—	—	(30)

Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)

Joint ventures – FRS 17 disclosures

If the measurement principles of FRS 17 had been applied to the pension schemes and post-retirement medical benefit schemes of the Group’s joint ventures at 30 June 2005, a deficit of US$nil (2004: US$49 million) would have been recognised in the Group balance sheet and actuarial gains of US$nil (2004: US$12 million) would have been taken to the Group STRGL. The relevant joint ventures have been sold during the financial year.

28 Analysis of movements in net debt

	At 1 July 2004 (a)	Acquisitions & disposals	Cash flow	Other non-cash movements	Exchange movements	At 30 June 2005
	US$M	US$M	US$M	US$M	US$M	US$M
Cash at bank and in hand	674	(50)	284	—	8	916
Overdrafts	(133)	—	129	—	(11)	(15)

	541	(50)	413	—	(3)	901

Redeemable preference shares	(450)	—	—	—	—	(450)
Finance lease obligations	(76)	—	22	—	(2)	(56)
Other debt due within one year	(1 188)	19	(718)	(729)	(18)	(2 634)
Other debt due after more than one year	(4 936)	(708)	(3 061)	729	5	(7 971)

	(6 650)	(689)	(3 757)	—	(15)	(11 111)

Liquid resources (b)	1 144	356	(998)	—	—	502

Net debt	(4 965)	(383)	(4 342)	—	(18)	(9 708)

The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	674	(50)	284	—	8	916
Money market deposits (b)	1 144	356	(998)	—	—	502

	1 818	306	(714)	—	8	1 418

(a)	Amounts owing to joint venture participants of US$196 million at 30 June 2004 (2003: US$55 million) were reclassified from sundry creditors to other debt due within one year, to better reflect the funding nature of these amounts.
(b)	Liquid resources represent money market deposits with financial institutions that have a maturity of up to three months.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments

BHP Billiton Group financial risk strategy

The BHP Billiton Group manages its exposure to key financial risks, including interest rates, currency movements and commodity prices, in accordance with the Group’s Portfolio Risk Management strategy. The objective of the strategy is to support the delivery of the BHP Billiton Group’s financial targets while protecting its future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a ‘self-insurance’ model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management strategy:

Risk mitigation – where risk is managed at the portfolio level within an approved Cash Flow at Risk (‘CFaR’) framework to support the achievement of the BHP Billiton Group’s broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group’s cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent).

Where CFaR is within the Board-approved limits, hedging activities of operational currency exposures are not undertaken. However, the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects and non-US dollar marketing contracts. There could also be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group’s strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.

Strategic financial transactions – where opportunistic transactions are entered into to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the profit and loss account at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (FRMC) under authority delegated by the Office of the Chief Executive.

The FRMC receives reports on, amongst other matters: financing requirements both for existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various financial risk exposures of the BHP Billiton Group. On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by Group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.

BHP Billiton Group risk exposures and responses

The main financial risks relating to interest rates and foreign currency are summarised in the tables below. The individual risks along with the responses of the BHP Billiton Group are also set out below.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

Interest rate risk

The BHP Billiton Group is exposed to interest rate risk on its outstanding borrowings and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

When required under this strategy, the BHP Billiton Group uses interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. All interest swaps have been designated as hedging instruments.

The interest rate risk tables present interest rate risk and effective weighted average interest rates for classes of financial assets and liabilities.

The combined interest rate and foreign currency risk tables also present interest rate risk as well as weighted average fixed interest rates and weighted average maturities. These tables present the information for each principal currency in which financial assets and liabilities are denominated.

Interest rate risk

2005	Note	Weighted average interest rate (a)	Floating interest rate	Fixed interest maturing in:				Non-interest bearing	Total
				1 year or less	1 to 2 years	2 to 5 years	More than 5 years (c)
			US$M	US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash	28	2.3%	1 210	208	—	—	—	—	1 418
Debtors		9.7%	—	8	—	2	5	3 789	3 804
Other financial assets	15,18	7.7%	294	2	—	—	—	98	394

			1 504	218	—	2	5	3 887	5 616

Financial liabilities
Creditors		—	—	—	—	—	—	3 983	3 983
Bank overdrafts (unsecured)	19	3.5%	15	—	—	—	—	—	15
Bank loans	19,20	3.6%	3 173	—	—	—	—	—	3 173
Commercial paper	19	3.2%	1 602	—	—	—	—	—	1 602
Notes and debentures	19,20	5.1%	2 264	316	1	—	1 809	—	4 390
Non-recourse finance	19,20	4.0%	649	23	23	12	—	—	707
Secured debt (limited recourse)	19,20	6.1%	175	28	28	115	89	—	435
Redeemable preference shares	20	5.4%	150	300	—	—	—	—	450
Lease liabilities	19,20	7.9%	33	—	—	—	23	—	56
Other borrowings	19,20	6.2%	134	7	9	27	63	58	298
Employee benefits (b)	21	5.1%	80	—	—	—	—	760	840

			8 275	674	61	154	1 984	4 801	15 949

Interest rate swaps (c)			(2 263)	281	—	1 132	850

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

2004	Note	Weighted average interest rate (a)	Floating interest rate	Fixed interest maturing in:				Non-interest bearing	Total
				1 year or less	1 to 2 years	2 to 5 years	More than 5 years (c)
			US$M	US$M	US$M	US$M	US$M	US$M	US$M
Financial assets
Cash	28	1.1%	1 747	71	—	—	—	—	1 818
Debtors		8.6%	—	—	17	15	8	3 081	3 121
Other financial assets	15,18	9.0%	380	4	—	—	6	138	528

			2 127	75	17	15	14	3 219	5 467

Financial liabilities
Creditors		—	—	—	—	—	—	2 519	2 519
Bank overdrafts (unsecured)	19	1.9%	133	—	—	—	—	—	133
Bank loans	19,20	7.4%	238	64	—	5	—	—	307
Commercial paper	19	—	—	—	—	—	—	—	—
Notes and debentures	19,20	3.8%	2 394	176	316	—	1 073	—	3 959
Non-recourse finance	19,20	2.5%	825	23	—	58	—	—	906
Secured debt (limited recourse)	19,20	6.1%	193	28	32	98	135	—	486
Redeemable preference shares	20	5.2%	150	—	300	—	—	—	450
Lease liabilities	19,20	11.6%	34	2	—	10	30	—	76
Other borrowings	19,20	6.1%	268	7	7	23	80	81	466
Employee benefits (b)	21	5.9%	72	—	—	—	—	550	622

			4 307	300	655	194	1 318	3 150	9 924

Interest rate swaps (c)			(2 263)	—	281	1 132	850

(a)	Weighted average interest rates take into account the effect of interest rate and cross currency swaps.
(b)	Employee benefits to be settled in cash.
(c)	Included in the floating rate debt of US$8 275 million (2004: US$4 307 million) is fixed rate debt of US$2 263 million (2004: US$2 263 million) that has been swapped to floating rates. US$500 million of fixed rate debt presented above as maturing in greater than five years will be exposed to a floating rate of interest from November 2005 until maturity. Refer to note 20 and the interest rate and cross currency swap table below.

Combined interest rate and foreign currency risk

2005	Floating rate (a)	Fixed rate	Non-interest bearing	Total	Weighted average Interest rate (%)	Weighted average period for which rate is fixed	Weighted average period to maturity for non-interest bearing balances
	US$M	US$M	US$M	US$M	Fixed rate	Years	Years
Financial assets
US dollar	753	215	2 826	3 794	2.81	1	1
South African rand	361	2	214	577	8.70	1	1
Australian dollars	84	5	486	575	2.30	1	3
Canadian dollars	41	—	4	45	—	—	3
Other	265	3	357	625	2.30	1	2

	1 504	225	3 887	5 616	2.85	1	2

Financial liabilities (b)
US dollar	8 112	2 780	1 409	12 301	6.70	8	1
South African rand	12	81	403	496	13.49	12	2
Australian dollars	137	3	2 368	2 508	8.00	8	1
Canadian dollars	—	—	119	119	—	—	1
Other	14	9	502	525	7.20	11	1

	8 275	2 873	4 801	15 949	6.89	8	1

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

2004	Floating rate (a)	Fixed rate	Non-interest bearing	Total	Weighted average interest rate (%)	Weighted average period for which rate is fixed	Weighted average period to maturity for non-interest bearing balances
	US$M	US$M	US$M	US$M	Fixed rate	Years	Years
Financial assets
US dollar	1 503	62	2 035	3 600	4.24	2	2
South African rand	185	10	258	453	3.22	1	1
Australian dollars	115	29	358	502	5.36	2	3
Canadian dollars	32	—	10	42	—	—	1
Other	292	20	558	870	1.08	1	2

	2 127	121	3 219	5 467	3.90	2	2

Financial liabilities (b)
US dollar	3 897	2 278	1 242	7 417	7.20	8	1
South African rand	84	158	452	694	10.56	9	1
Australian dollars	285	14	1 044	1 343	8.73	5	2
Canadian dollars	—	—	90	90	—	—	1
Other	41	17	322	380	6.73	9	1

	4 307	2 467	3 150	9 924	7.42	8	1

(a)	The floating rate financial liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.
(b)	Financial liabilities are presented after the effect of cross currency and interest rate swaps.

Details of interest rate swaps and cross currency swaps used to hedge interest rate and foreign currency risks are as follows:

	Weighted average exchange rate		Weighted average interest rate payable		Weighted average interest rate receivable		Interest rate swap amount (a)		Cross currency swap amount (a)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
			%	%	%	%	US$M	US$M	US$M	US$M
Interest rate swaps
US dollar swaps
Pay floating (b)/receive fixed
Later than five years	n/a	n/a	2.68	1.80	4.80	4.80	850	850	n/a	n/a
Pay floating (b)/receive fixed (c)
Later than five years	n/a	n/a	3.96	—	5.13	—	500	—	n/a	n/a
Pay fixed/receive floating (b) (c)
Not later than one year	n/a	n/a	1.74	—	3.96	—	(500)	—	n/a	n/a

Cross currency swaps
Australian dollar to US dollar swaps
Pay floating (b)/receive floating (b)
Not later than one year	—	0.5217	—	1.61	—	5.68	—	—	—	130
Pay floating (b)/receive fixed
Not later than one year	0.5620	—	4.96	—	7.50	—	281	—	281	—
Later than one year but not later than two years	—	0.5620	—	2.09	—	7.50	—	281	—	281
Later than two years but not later than five years	0.5217	0.5217	3.57	1.96	6.25	6.25	391	391	391	391

Euro to US dollar swaps
Pay floating (b)/receive fixed
Later than two years but not later than five years	0.9881	0.9881	2.83	1.43	3.88	3.88	741	741	741	741

							2 263	2 263	1 413	1 543

(a)	Amount represents US$ equivalent of principal payable under the swap contract.
(b)	Floating interest rate in future periods will be based on LIBOR for US dollar and Euro swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.
(c)	The pay fixed/receive floating leg of the swap matures in November 2005. The pay floating/receive fixed leg of the swap matures in May 2013. Therefore US$500 million of fixed rate debt at 30 June 2005 will be exposed to a floating interest rate from November 2005 until maturity in 2013. Refer note 20.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

Currency risk

The US dollar is the functional currency of most operations within the BHP Billiton Group and so most currency exposure relates to transactions and balances in currencies other than the US dollar. The BHP Billiton Group has potential currency exposures in respect of items denominated in currencies other than the functional currency of an operation comprising:

•	transactional exposure in respect of non-functional currency expenditure and revenues;

•	translational exposure in respect of investments in overseas operations; and

•	translational exposure in respect of non-functional currency monetary items.

The potential currency exposures are discussed below.

Transactional exposure in respect of non-functional currency expenditure and revenues

Operating expenditure and capital expenditure is incurred by some operations in currencies other than their functional currency. To a lesser extent, sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit. When required under this strategy, foreign exchange hedging contracts are entered into in foreign exchange markets. Operating and capital costs are hedged using forward exchange and currency option contracts.

The Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Forward contracts taken out under this policy are separately disclosed below as ‘Relating to capital expenditure hedging’.

In addition, the Group enters into hedges to manage short term foreign currency cashflows and non-US dollar exposures in Marketing contracts. Forward contracts taken out under this policy are separately disclosed below as ‘Relating to operating hedging’.

The following table provides information about the principal currency hedge contracts.

Forward exchange contracts

	Weighted average exchange rate		Contract amounts
	2005	2004	2005	2004
			US$M	US$M
Relating to capital expenditure hedging
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.7251	0.7069	753	361
Later than one year but not later than two years	0.6993	0.6928	123	334
Later than two years but not later than three years	0.7215	0.6803	4	68
Later than three years but not later than four years	—	0.6715	—	1

Total	0.7214	0.6983	880	764

Forward contracts – sell Australian dollars/buy US dollars
Not later than one year	0.7649	—	77	—
Later than one year but not later than two years	0.7507	—	14	—
Later than two years but not later than three years	0.7408	—	4	—

Total	0.7618	—	95	—

Forward contracts – sell US dollars/buy Euros
Not later than one year	0.7773	—	21	—
Later than one year but not later than two years	0.7553	—	2	—

Total	0.7754	—	23	—

Forward contracts – sell US dollars/buy Canadian dollars
Not later than one year	1.2821	—	30	—

Total	1.2821	—	30	—

Forward contracts – sell US dollars/buy Chilean pesos
Not later than one year	586.6	—	117	—
Later than one year but not later than two years	588.5	—	15	—

Total	586.8	—	132	—

Forward contracts – sell US dollars/buy Japanese yen
Not later than one year	103.57	—	5	—

Total	103.57	—	5	—

Forward contracts – sell other currencies/buy US dollars
Not later than one year	n/a	—	10	—

Total	n/a	—	10	—

Relating to operating hedging
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	—	0.7101	—	7

Total	—	0.7101	—	7

Forward contracts – sell Australian dollars/buy US dollars
Not later than one year	—	0.6882	—	58

Total	—	0.6882	—	58

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

	Weighted average exchange rate		Contract amounts
	2005	2004	2005	2004
			US$M	US$M
Forward contracts – sell Euros/buy US dollars
Not later than one year	0.8089	0.8313	142	136
Later than one year but not later than two years	0.7850	0.8383	32	57

Total	0.8045	0.8334	174	193

Forward contracts – sell US dollars/buy Euros
Not later than one year	0.7644	0.9309	5	3
Later than one year but not later than two years	0.7509	0.9439	10	2
Later than two years but not later than three years	—	0.9357	—	22

Total	0.7553	0.9358	15	27

Forward contracts – sell US dollars/buy UK pounds sterling
Not later than one year	0.5492	—	46	—

Total	0.5492	—	46	—

Forward contracts – sell UK pounds sterling/buy US dollars
Not later than one year	0.5427	0.5571	52	161
Later than one year but not later than two years	0.5538	0.5726	40	17

Total	0.5475	0.5586	92	178

Forward contracts – sell US dollars/buy South African rand
Not later than one year	6.7442	7.3677	52	23
Later than one year but not later than two years	7.9920	7.7686	6	12
Later than two years but not later than three years	8.1950	8.1950	—	1

Total	6.8832	7.5137	58	36

Forward contracts – sell South African rand/buy US dollars
Not later than one year	—	6.9940	—	45

Total	—	6.9940	—	45

Forward contracts – sell South African rand/buy Euros
Not later than one year	6.6762	—	1	—

Total	6.6762	—	1	—

Relating to WMC acquisition
Forward contracts – sell US dollars/buy Australian dollars
Not later than one year	0.7737	—	484	—

Total	0.7737	—	484	—

Translational exposure in respect of investments in overseas operations

The functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have Australian dollars and UK pounds sterling as a functional currency. Foreign currency gains or losses arising on translation of the net assets of these operations are shown as a movement in reserves and in the statement of total recognised gains and losses.

Where market conditions make it beneficial, the Group will borrow in currencies which would create translational exposure and will swap the liability into an appropriate currency.

Translational exposure in respect of non-functional currency monetary items

Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for restoration and rehabilitation at continuing operations, which are capitalised in tangible fixed assets. The foreign currency risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

The combined interest rate and foreign currency risk table presented under the heading interest rate risk in this note shows the foreign currency risk in relation to financial assets and liabilities. However, this table includes financial assets and liabilities in US dollars and other currencies that represent the functional currency of the operations. In addition, the financial assets and liabilities primarily relate to contractual rights and obligations, and so exclude significant monetary items such as provisions for deferred taxation and some employee benefits.

The table below shows the foreign currency risk based on all monetary assets and liabilities in currencies other than the functional currency of the BHP Billiton operations. The amounts shown are after taking into account the effect of any forward foreign currency contracts entered into to manage these risks and excluding provisions for restoration and rehabilitation where foreign exchange gains and losses are capitalised.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

	Net foreign currency monetary assets/(liabilities)
2005	US$	A$	C$	SA rand	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US dollars	—	(3 372)	(437)	(722)	(552)	(5 083)
Australian dollars	16	—	—	—	—	16
Canadian dollars	24	—	—	—	—	24
UK pounds sterling	14	—	—	—	(4)	10
Other	—	—	—	—	—	—

	54	(3 372)	(437)	(722)	(556)	(5 033)

	Net foreign currency monetary assets/(liabilities)
2004	US$	A$	C$	SA rand	Other	Total
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US dollars	—	(1 240)	(477)	(932)	(198)	(2 847)
Australian dollars	29	—	—	—	—	29
Canadian dollars	43	—	—	—	—	43
UK pounds sterling	(23)	—	—	—	—	(23)
Other	—	—	—	—	—	—

	49	(1 240)	(477)	(932)	(198)	(2 798)

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to provisions for deferred taxation, creditors and employee benefits.

Liquidity risk

In September 2004 the Group’s US$2.5 billion multi-currency revolving credit facility was cancelled and replaced with a new US$2.0 billion multi-currency revolving credit facility maturing in September 2009. In March 2005, this facility (which can be used for general corporate purposes) was increased to US$3.0 billion. In addition to the above a new US$5.5 billion acquisition finance facility was established in March 2005 in order to assist with the financing of the WMC acquisition. This facility (which could only be used for the acquisition) has a US$3.0 billion 18 month tranche and a US$2.5 billion 5 year tranche.

In October 2004, Moody’s Investors Service upgraded the BHP Billiton Group’s long term credit rating from A2 to A1 (the short-term credit rating is P-1). As a result of the announcement of the takeover of WMC in March 2005, Moody’s changed the Group’s outlook to developing from stable. On the successful acquisition of control of WMC in June 2005, Moody’s changed the Group’s outlook from developing back to stable. Standard & Poor’s made no change to the Group’s outlook or rating which remained at A+ (the short-term credit rating is A-1). The BHP Billiton Group’s strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements.

The BHP Billiton Group’s policy on counterparty credit exposures ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

The BHP Billiton Group’s liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only use derivatives in highly liquid markets. The maturity profile of the Group’s financial liabilities is as follows:

2005	Bank loans, debentures and other loans	Obligations under finance leases	Subsidiary preference shares	Other liabilities	Total
	US$M	US$M	US$M	US$M	US$M
Due for payment
In one year or less or on demand	2 649	3	450	4 350	7 452
In more than one year but not more than two years	3 159	7	—	113	3 279
In more than two years but not more than five years	1 732	11	—	—	1 743
In more than five years	3 080	35	—	360	3 475

	10 620	56	450	4 823	15 949

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

2004	Bank loans, debentures and other loans	Obligations under finance leases	Subsidiary preference shares	Other Liabilities	Total
	US$M	US$M	US$M	US$M	US$M
Due for payment
In one year or less or on demand	1 321	9	—	2 747	4 077
In more than one year but not more than two years	908	2	300	114	1 324
In more than two years but not more than five years	1 539	10	150	—	1 699
In more than five years	2 489	55	—	280	2 824

	6 257	76	450	3 141	9 924

	2005	2004
	US$M	US$M
Loans falling due after more than five years are repayable as follows:
By instalments	302	453
Not by instalments	2 778	2 036

	3 080	2 489

At 30 June 2005 borrowings of US$54 million (2004: US$157 million) due within one year and US$437 million (2004: US$502 million) due after more than one year respectively were secured by assets of the BHP Billiton Group.

The maturity profile of the BHP Billiton Group’s undrawn committed facilities is as follows:

	2005	2004
	US$M	US$M
Expiring in one year or less	—	1 250
Expiring in more than two years (a)	5 500	1 250

	5 500	2 500

(a)	This represents the US$2.5 billion five year tranche of the acquisition finance facility and the US$3 billion multi-currency revolving credit facility used to support the A$2 billion Australian commercial paper programme and a US$3 billion commercial paper programme. There was US$1.6 billion commercial paper outstanding under the US commercial paper programme at 30 June 2005 (2004: US$nil).

None of the BHP Billiton Group’s general borrowing facilities are subject to financial covenants. Certain specific financing facilities in relation to specific businesses are the subject of financial covenants which vary from facility to facility but which would be considered normal for such facilities.

Commodity price risk

The BHP Billiton Group is exposed to movements in the prices of the products it produces and sources from third parties which are generally sold as commodities on the world market.

Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit. Strategic price hedges are taken out from time to time.

The following table provides information about the BHP Billiton Group’s material cash settled commodity contracts, which have not been recognised in the accounts.

Contract amounts are used to calculate the volume and average price to be exchanged under the contracts.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

	Volume		Units	Average price of fixed contract		Term to maturity	Notional amount of fixed contract (a)
	2005	2004		2005	2004		2005	2004
				US$	US$	(months)	US$M	US$M
Aluminium
Forwards – buy fixed/sell floating (b)	555	507	000 tonnes	1 734	1 578	0–12	962	800
	68	52	000 tonnes	1 606	1 494	13–24	110	78
	6	23	000 tonnes	1 625	1 425	25–48	9	33
Forwards – sell fixed/buy floating (b)	561	622	000 tonnes	1 750	1 597	0–12	981	993
	46	32	000 tonnes	1 614	1 449	13–24	74	46
	4	14	000 tonnes	1 631	1 428	25–48	7	20

Copper
Forwards – buy fixed/sell floating (b)	230	91	000 tonnes	2 803	2 560	0–12	647	233
	36	26	000 tonnes	2 568	2 249	13–24	93	58
	3	5	000 tonnes	2 236	2 070	25–48	7	10
Forwards – sell fixed/buy floating (b)	218	96	000 tonnes	2 837	2 538	0–12	618	244
	16	19	000 tonnes	2 622	2 228	13–24	41	42
	3	5	000 tonnes	2 268	2 018	25–48	7	10

Zinc
Forwards – buy fixed/sell floating (b)	40	23	000 tonnes	1 237	1 086	0–12	49	25
	8	12	000 tonnes	1 229	1 110	13–24	9	13
	—	4	000 tonnes	—	1 060	25–48	—	4
Forwards – sell fixed/buy floating (b)	37	18	000 tonnes	1 229	1 075	0–12	45	19
	6	12	000 tonnes	1 135	1 066	13–24	6	13
	—	4	000 tonnes	—	1 083	25–48	—	4

Lead
Forwards – buy fixed/sell floating (b)	45	28	000 tonnes	947	843	0–12	46	24
Forwards – sell fixed/buy floating (b)	26	19	000 tonnes	971	715	0–12	26	14

Silver
Forwards – buy fixed/sell floating (b)	6 450	5 075	000 ounces	7.36	5.90	0–12	47	30
	2 000	—	000 ounces	7.47	—	13–24	15	—
Forwards – sell fixed/buy floating (b)	3 450	600	000 ounces	7.47	5.86	0–12	25	4

Petroleum
Forwards – buy fixed/sell floating (b)	—	5 819	000 barrels	—	31.19	0–12	—	182
	—	797	000 barrels	—	29.80	13–24	—	24
	—	500	000 barrels	—	26.08	25–48	—	13
Forwards – sell fixed/buy floating (b)	—	5 631	000 barrels	—	33.09	0–12	—	186
	—	1 222	000 barrels	—	30.13	13–24	—	37
	—	527	000 barrels	—	26.43	25–48	—	14

Energy Coal
Forwards – buy fixed/sell floating (b)	15 790	20 070	000 tonnes	60.93	49.92	0–12	962	1 002
	2 565	4 740	000 tonnes	60.38	55.50	13–24	155	263
	300	600	000 tonnes	58.67	62.19	25–48	18	37
Forwards – sell fixed/buy floating (b)	14 381	20 765	000 tonnes	61.04	50.24	0–12	878	1 043
	2 535	5 385	000 tonnes	59.88	53.70	13–24	152	289
	180	1 020	000 tonnes	56.93	54.67	25–48	10	56

Gas
Forwards (buy)	89 625	272 483	000 therms	0.48	0.42	0–12	43	114
	9 200	27 500	000 therms	0.31	0.33	13–24	3	9
Forwards (sell)	86 300	271 136	000 therms	0.49	0.42	0–12	42	114
	9 200	27 500	000 therms	0.36	0.34	13–24	3	9

Electricity
Forwards (buy)	8 002	29 157	000 MwH	47.25	37.66	0–12	378	1 098
	2 044	6 105	000 MwH	51.53	39.71	13–24	105	242
	143	450	000 MwH	56.79	44.04	25–48	8	20
Forwards (sell)	7 933	29 293	000 MwH	47.34	37.91	0–12	376	1 111
	2 020	6 100	000 MwH	54.36	40.45	13–24	110	247
	220	472	000 MwH	66.40	45.79	25–48	15	22

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

	Volume		Units	Average price of fixed contract		Term to maturity	Notional amount of fixed contract (a)
	2005	2004		2005	2004		2005	2004
				US$	US$	(months)	US$M	US$M
Freight Transport and Logistics
Time Charter
Forwards – buy fixed/sell floating (b)	6 045	2 635	days	27 375	18 347	0–12	165	48
	1 837	733	days	20 970	23 462	13–24	39	17
	184	184	days	12 500	11 250	25–48	3	2
Forwards – sell fixed/buy floating (b)	5 855	2 769	days	26 059	20 627	0–12	153	56
	1 837	733	days	24 100	26 380	13–24	44	19
	184	184	days	14 000	9 400	25–48	3	2
Voyage Charter
Forwards – buy fixed/sell floating (b)	2 275	2 025	000 tonnes	15.30	10.95	0–12	35	22
	1 400	—	000 tonnes	13.62	—	13–24	19	—
Forwards – sell fixed/buy floating (b)	2 225	1 950	000 tonnes	15.83	11.83	0–12	35	23
	3 050	—	000 tonnes	12.97	—	13–24	40	—

(a)	The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.
(b)	Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.

Credit risk

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Billiton Group within the normal terms of trade. To manage this risk the BHP Billiton Group periodically assesses the financial viability of counterparties.

Credit risk for derivatives represents the risk of counterparties defaulting on their contractual derivative obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Billiton Group’s combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effect of netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties

The BHP Billiton Group conducts transactions with the following major types of counterparties:

•	Receivables counterparties

Sales to BHP Billiton Group customers are made either on open terms or subject to independent payment guarantees. The BHP Billiton Group has no significant concentration of credit risk with any single customer or group of customers.

•	Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

•	Hedge counterparties

Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Billiton Group generally does not require collateral in relation to the settlement of financial instruments.

Geographic

The BHP Billiton Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Group has a significant credit exposure are South Africa, Australia, the US, Japan and China. Other countries where a large credit risk exposure exists include South Korea, Taiwan, the UK, the rest of Europe, South East Asia, New Zealand and South America.

Terms of trade are continually monitored by the BHP Billiton Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry

The BHP Billiton Group is not materially exposed to any individual industry or customer.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

Hedging of financial risks

Changes in the fair value of instruments used as hedges are not recognised in profit and loss until the hedged position matures. Cumulative unrecognised gains and losses on the instruments used for hedging foreign currency transaction exposures and commodity price risks and the movements therein are as follows:

	Gains 2005	Losses 2005	Net gains/ (losses) 2005	Gains 2004	Losses 2004	Net gains/ (losses) 2004
	US$M	US$M	US$M	US$M	US$M	US$M
Opening balance unrecognised gains/(losses)	17	(94)	(77)	104	(17)	87
(Gains)/losses arising in previous years recognised in the year	(7)	65	58	(94)	16	(78)

Gains/(losses) arising in prior years and not recognised	10	(29)	(19)	10	(1)	9
Gains/(losses) arising in the year and not recognised	372	(307)	65	7	(93)	(86)

Closing balance unrecognised gains/(losses) (a)	382	(336)	46	17	(94)	(77)

of which:
Gains/(losses) expected to be recognised within one year	341	(288)	53	7	(65)	(58)
Gains/(losses) expected to be recognised after one year	41	(48)	(7)	10	(29)	(19)

	382	(336)	46	17	(94)	(77)

(a)	Full recognition will not appear in the profit and loss account as US$42 million profit (2004: US$26 million loss) will be capitalised into fixed assets.

Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and the movements therein are as follows:

	Forward currency swaps 2005	CCIRS interest component 2005	Interest rate swaps 2005	Finance lease swap (a) 2005	Forward currency swaps 2004	CCIRS interest component 2004	Interest rate swaps 2004	Finance lease swap (a) 2004
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Opening balance unrecognised gains	—	22	(60)	1	11	36	41	2
(Gains)/losses arising in previous years recognised in the year	—	42	30	(1)	(7)	—	—	(1)

Gains arising in prior years and not recognised	—	64	(30)	—	4	36	41	1
Gains/(losses) arising in the year and not recognised	—	9	29	—	(4)	(14)	(101)	—

Closing balance unrecognised gains/(losses)	—	73	(1)	—	—	22	(60)	1

of which:	—			—	—
Gains/(losses) expected to be recognised within one year	—	(2)	3	—	—	(42)	(30)	—
Gains/(losses) expected to be recognised after one year	—	75	(4)	—	—	64	(30)	1

	—	73	(1)	—	—	22	(60)	1

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

29 Financial instruments continued

Fair value of financial instruments

The following table presents the book values and fair values of the BHP Billiton Group’s financial instruments. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the BHP Billiton Group could realise in the normal course of business.

The fair value of the BHP Billiton Group’s financial instruments is as follows:

	Book value 2005	Fair value 2005	Book value 2004	Fair value 2004
	US$M	US$M	US$M	US$M
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group’s operations
Short-term borrowings	(3 202)	(3 202)	(1 330)	(1 330)
Long-term borrowings	(8 371)	(8 630)	(5 876)	(6 113)
Cross currency contracts
Principal	447	423	399	399
Interest rate	40	113	43	65
Other liabilities to be settled in cash	(4 891)	(4 891)	(3 214)	(3 214)
Finance lease swap	—	—	24	25
Interest rate swaps	28	27	30	(30)
Cash and money market deposits	1 418	1 418	1 818	1 818
Loans to joint ventures and associates	84	84	238	238
Current asset investments	212	212	167	167
Fixed asset investments	98	163	123	202
Investment in exploration companies (refer note 15)	—	21	—	19
Other assets to be settled in cash	3 804	3 804	3 121	3 121
Derivative financial instruments held to hedge the BHP Billiton Group’s foreign currency transaction exposures and commodity price risks
Forward commodity contracts	—	6	—	(47)
Forward foreign currency contracts	—	40	—	(30)

	(10 333)	(10 412)	(4 457)	(4 710)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges, and borrowings are presented excluding the effect of the principal portion of cross currency interest rate swaps and the impact of finance lease swaps.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

30 Related parties

BHP Billiton Group companies have trading relationships with a number of joint ventures of the BHP Billiton Group. In some cases there are contractual arrangements in place under which the BHP Billiton Group companies source supplies from such undertakings, or such undertakings source supplies from the BHP Billiton Group companies. In the year ended 30 June 2005, sales made by BHP Billiton Group entities to such joint ventures amounted to US$60 million (2004: US$12 million).

Amounts owing between the BHP Billiton Group and joint ventures are disclosed in note 15.

It is Group policy that all transactions with joint ventures are conducted in the normal course of business and under normal commercial terms and conditions.

The details of executive Directors’ remuneration and interests in long-term incentive plans, including the number of Shares and Options awarded during the year ended 30 June 2005, are included in note 36.

Transactions with Director-related entities

A number of Directors or former Directors of BHP Billiton hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Wesfarmers (Group) Limited, is considered to be a Director-related entity of M A Chaney. This company provided products and services totalling US$23.8 million (2004: US$18.7 million) to the Group in the financial year, in accordance with normal commercial terms and conditions. At 30 June 2005 the Group owed US$0.3 million to this company.

Other Director transactions with BHP Billiton Group entities

Other transactions include:

•	minor purchases of products and stores; and

•	insurance with BHP Billiton Group insurance companies.

All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.

Following the termination of his employment on 1 July 2002, Mr P Anderson (former Chief Executive Officer) entered into a consultancy arrangement with the BHP Billiton Group under which he agreed to act as a consultant to the Group for two years commencing at the time he ceased to be a Director. Mr P Anderson received a total fee in 2005 of US$36 667 (2004: US$71 334) under this arrangement.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

31 Specified Executives

The information in this section relates to those executives (recognised as defined under Australian Accounting Standards, other than executive Directors, and numbering at least five) who have the greatest authority for managing the BHP Billiton Group (‘Specified Executives’) during the current year.

Remuneration

The details of remuneration of Specified Executives are included in note 36.

Share and Option plans

The following tables set out details of the Specified Executives’ interests in long-term incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005, all of which were granted as remuneration. The details of the Specified Executives’ interests in the plans, including comparatives, are presented as ordinary shares under award. This includes where applicable a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002. No options held by Specified Executives are vested but not exercisable, except where stated. There are no amounts outstanding on the exercise of options unless otherwise stated.

Group Incentive Scheme 2004 Deferred Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted(a)	Vested	Lapsed	At 30 June 2005
P S Aiken(b)	—	58 553	—	—	58 553	August 2006
J C Fast(b)	—	53 908	—	—	53 908	August 2006
R W Kirkby(b)	—	57 450	—	—	57 450	August 2006
Dr M J Kloppers(c)	—	60 548	—	—	60 548	August 2006
C J Lynch(b)	—	55 908	—	—	55 908	August 2006

Total	—	286 367	—	—	286 367

(a)	The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per Deferred Share was estimated at A$13.34 and £5.31 respectively.
(b)	Granted BHP Billiton Limited awards.
(c)	Granted BHP Billiton Plc awards.

Long Term Incentive Plan 2004 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted(a)	Vested	Lapsed	At 30 June 2005
P S Aiken(b)	—	225 000	—	—	225 000	August 2009
J C Fast(b)	—	175 000	—	—	175 000	August 2009
R W Kirkby(b)	—	225 000	—	—	225 000	August 2009
Dr M J Kloppers(c)	—	225 000	—	—	225 000	August 2009
C J Lynch(b)	—	225 000	—	—	225 000	August 2009

Total	—	1 075 000	—	—	1 075 000

(a)	The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per performance share was estimated at A$6.85 and £2.63 respectively.
(b)	Granted BHP Billiton Limited awards.
(c)	Granted BHP Billiton Plc awards.

Group Incentive Scheme 2003 Deferred Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005
P S Aiken	69 815	—	—	—	69 815	August 2005
J C Fast	54 782	—	—	—	54 782	August 2005
R W Kirkby	58 031	—	—	—	58 031	August 2005
Dr M J Kloppers	55 378	—	—	—	55 378	August 2005
C J Lynch	61 010	—	—	—	61 010	August 2005

Total	299 016	—	—	—	299 016

Group Incentive Scheme 2003 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005
P S Aiken	69 815	—	—	—	69 815	August 2006
J C Fast	54 782	—	—	—	54 782	August 2006
R W Kirkby	58 031	—	—	—	58 031	August 2006
Dr M J Kloppers	55 378	—	—	—	55 378	August 2006
C J Lynch	61 010	—	—	—	61 010	August 2006

Total	299 016	—	—	—	299 016

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

31 Specified executive continued

Group Incentive Scheme 2002 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005
P S Aiken	158 118	—	—	—	158 118	August 2005
J C Fast	115 921	—	—	—	115 921	August 2005
R W Kirkby	110 391	—	—	—	110 391	August 2005
Dr M J Kloppers	119 485	—	—	—	119 485	August 2005
C J Lynch	117 117	—	—	—	117 117	August 2005

Total	621 032	—	—	—	621 032

Performance Share Plan 2001

Name	BHP Billiton Limited Ordinary Shares under award						Vesting date
	At 1 July 2004	Granted	Vested		Lapsed(a)	At 30 June 2005
P S Aiken	131 856	—	118 670	(b)	13 186	—	1 October 2004
J C Fast	107 093	—	96 384	(d)	10 709	—	1 October 2004
R W Kirkby	82 330	—	74 097	(c)	8 233	—	1 October 2004
C J Lynch	109 559	—	98 603	(d)	10 956	—	1 October 2004

Total	430 838	—	387 754		43 084	—

(a)	90 per cent of the shares vested on 1 October 2004, following the end of the performance period, and the BHP Billiton Limited market price was A$14.28. The remaining 10 per cent lapsed.
(b)	The market price on the date of exercise (7 October 2004) was A$14.94. The aggregate gain was A$1 772 930.
(c)	The market price on the date of exercise (6 October 2004) was A$14.70. The aggregate gain was A$1 089 226.
(d)	Mr Fast and Mr Lynch have not yet exercised the 96 384 and 98 603 shares which vested on 1 October 2004.

Restricted Share Scheme (RSS) 2001

Name	BHP Billiton Plc Ordinary Shares under award						Vesting date
	At 1 July 2004	Granted	Vested		Lapsed (b)	At 30 June 2005
Dr M J Kloppers	84 182	—	75 764	(a)	8 418	—	8 October 2004

(a)	The shares were transferred to Dr Kloppers on vesting. The market price on the date of transfer (8 October 2004) was £6.21. The aggregate gain was £470 494.
(b)	90 per cent of the shares vested on 1 October 2004, following the end of the performance period, and the BHP Billiton Plc market price was £5.95. The remaining 10 per cent lapsed.

Performance Share Plan 2000

Name	BHP Billiton Limited Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested(a)	Lapsed	At 30 June 2005
C J Lynch	43 592	—	43 592	—	—	1 July 2004

(a)	100 per cent of the shares vested on 1 July 2004 following the end of the performance period, and the market price was A$12.51. As at 30 June 2005, Mr Lynch had not yet exercised the 43 592 vested shares.

Performance Share Plan (Medium Term Incentive) 2001

Name	BHP Billiton Limited Ordinary Shares under award					Vesting date(b)
	At 1 July 2004(a)	Granted	Vested	Lapsed	At 30 June 2005
J C Fast	36 155	—	—	—	36 155	1 October 2005
R W Kirkby	22 597	—	—	—	22 597	1 October 2005

Total	58 752	—	—	—	58 752

(a)	Includes 10 042 and 6 277 committed rights invested by J C Fast and R W Kirkby respectively.
(b)	The first performance period ceased on 30 September 2003. J C Fast and R W Kirkby did not elect to leave the MTI at the end of the first performance period and will remain in the plan until October 2005.

Co-Investment Plan (CIP) 2001

Name	BHP Billiton Plc Ordinary Shares under award					Vesting date(b)
	At 1 July 2004(a)	Granted	Vested	Lapsed	At 30 June 2005
Dr M J Kloppers	95 295	—	—	—	95 295	1 October 2005

(a)	Includes 26 471 committed shares invested by M J Kloppers.
(b)	The first performance period ceased on 30 September 2003. M J Kloppers did not elect to leave the CIP at the end of the first performance period and will remain in the plan until October 2005.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

31 Specified executives continued

Bonus Equity Share Plan 2001

Name	BHP Billiton Limited Ordinary Shares under award						Release date
	At 1 July 2004	Granted	Vested(a)		Lapsed	At 30 June 2005
P S Aiken	77 404	—	77 404	(b)	—	—	November 2004
C J Lynch	18 692	—	18 692	(c)	—	—	November 2004

Total	96 096	—	96 096		—	—

(a)	In November 2001, shares were allocated to BHP Billiton Limited employees under the Bonus Equity Plan (BEP). The shares were held by the BHP employee Trust (Trustee) on behalf of the participants. The minimum restriction period was three years, ending on 12 November 2004. P S Aiken and C J Lynch instructed the Trustee to transfer the shares to them on 24 November 2004 and 23 December 2004 respectively.
(b)	The market price on date of transfer (24 November 2004) was A$14.98. The aggregate gain was A$1 159 512.
(c)	The market price on date of transfer (23 December 2004) was A$15.42. The aggregate gain was A$288 231.

Partly paid shares

R W Kirkby	BHP Billiton Limited Ordinary Shares under award						Unpaid amount (d)		First exercise date	Expiry date
	At 1 July 2004(a)	Granted	Exercised		Lapsed	At 30 June 2005
ESS 1997	74 964	—	74 964	(b)	—	—	A$	6.83	n/a	1 October 2017
ESS 1996	107 090	—	107 090	(c)	—	—	A$	6.94	n/a	2 October 2016
ESS 1995	72 279	—	—		—	72 279	A$	8.17	n/a	4 October 2015
ESS 1994	108 255	—	—		—	108 255	A$	8.43	n/a	4 October 2014

Total	362 588	—	182 054		—	180 534

(a)	Includes accrued bonus shares to be issued upon conversion of partly paid shares.
(b)	The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$598 962.
(c)	The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$843 869.
(d)	Represents the final call payable upon conversion of partly paid shares held at 30 June 2005, adjusted for bonus issues.

No options have been granted since the end of the financial year.

Further information on options and rights, including grant dates and exercise dates regarding options granted to executives under the employee share ownership plan, is set out in note 23.

32 Contingent liabilities

	2005	2004
	US$M (c)	US$M (c)
Contingent liabilities at balance date, not otherwise provided for in these accounts are categorised as arising from:
Joint ventures (unsecured)
Other (a)	104	93

	104	93

Subsidiary undertakings (unsecured, including guarantees)
Performance guarantees (b)	1	1
Other (a)	155	144

	156	145

Total contingent liabilities	260	238

(a)	Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present and for which no amounts have been included in the table above. Details of the principal legal claims are set out in note 21.
(b)	The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.
(c)	For US GAAP reporting purposes, the Group is also required to include as contingent liabilities amounts where (1) provisions have been made in the accounts but further amounts are reasonably possible and (2) additional amounts to the guarantees included above where the probability of a transfer of economic benefits is considered to be remote. Not included in the table above are Group performance guarantees of US$30 million (2004: US$30 million) and US$333 million (2004: US$388 million) in other for which provisions have been included in the Group accounts.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

33 BHP Billiton Plc (unconsolidated parent company)

BHP Billiton Plc (the parent company) is exempt from presenting its own profit and loss account in accordance with Section 230 of the Companies Act 1985. BHP Billiton Plc is required to present its unconsolidated balance sheet and certain notes to the balance sheet on a stand-alone basis as at 30 June 2005 and 2004 as follows:

BHP Billiton Plc (unconsolidated parent company) balance sheet

	BHP Billiton Plc
	2005	2004
	US$M	US$M
Fixed assets
Investments
Subsidiaries (a)	3 131	3 131

	3 131	3 131

Current assets
Debtors – amounts due within one year (b)	416	382
Cash including money market deposits	426	1

	842	383
Creditors – amounts falling due within one year (c)	(1 233)	(1 142)

Net current liabilities	(391)	(759)

Total assets less current liabilities	2 740	2 372
Provisions for liabilities and charges (d)	(17)	(12)

Net assets	2 723	2 360

Capital and reserves
Called up share capital – BHP Billiton Plc (refer note 22)	1 234	1 234
Share premium account (e)	518	518
Profit and loss account (e)	971	608

Equity shareholders’ funds (f)	2 723	2 360

Notes to the BHP Billiton Plc (unconsolidated parent company) balance sheet

(a)	At 30 June 2005 the Company held an investment of US$3 131 million (2004: US$3 131 million) in BHP Billiton Group Ltd.

(b)	Debtors – amounts due within one year

	BHP Billiton Plc
	2005	2004
	US$M	US$M
Amounts owed by Group undertakings	416	381
Other debtors	—	1

	416	382

(c)	Creditors – amounts falling due within one year

	BHP Billiton Plc
	2005	2004
	US$M	US$M
Bank overdraft	10	224
Amounts owed to Group undertakings	865	681
Accruals and deferred income	—	3
Dividends payable	358	234

	1 233	1 142

The audit fee payable in respect of the audit of the BHP Billiton Plc company financial statements was a nominal amount (refer note 7 for fees for the Group as a whole). This has been included within amounts owed to Group undertakings.

(d)	Provisions for liabilities and charges

	BHP Billiton Plc
	2005	2004
	US$M	US$M
Employee entitlements	15	11
Restructuring	1	—
Post-retirement medical benefits	1	1

	17	12

The movement in employee entitlements of US$4 million represents US$5 million charged to the profit and loss account for bonuses and pension costs and US$1 million in payments made during the year.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

33 BHP Billiton Plc (unconsolidated parent company) continued

(e) Reserves

	BHP Billiton Plc		BHP Billiton Plc
	Share premium account 2005	Profit & loss account 2005	Share Premium Account 2004	Profit & loss account 2004
	US$M	US$M	US$M	US$M
At beginning of the financial year	518	608	518	626
Retained profit/(loss) for the financial year	—	351	—	(49)
Employee share awards	—	12	—	31

At end of the financial year	518	971	518	608

(f) Reconciliation of movements in shareholders’ funds

	BHP Billiton Plc
	2005	2004
	US$M	US$M
Profit for the financial year	1 042	591

Total recognised gains for the financial year	1 042	591
Dividends	(691)	(640)
Accrued employee entitlement to share awards	31	33
Cash settlement of share awards	(3)	—
Purchase of shares by ESOP trust	(16)	(2)

Net movement in shareholders’ funds	363	(18)
Shareholders’ funds at beginning of the financial year	2 360	2 378

Shareholders’ funds at end of the financial year	2 723	2 360

Parent company guarantees

BHP Billiton Plc has guaranteed certain financing facilities available to subsidiaries. At 30 June 2005 such facilities totalled US$936 million (2004: US$936 million) of which US$741 million (2004: US$741 million) was drawn.

Under the terms of a deed poll guarantee, BHP Billiton Plc has also guaranteed certain current and future liabilities of BHP Billiton Limited. At 30 June 2005, the guaranteed liabilities amounted to US$8 844 million (2004: US$3 405 million).

BHP Billiton Plc and BHP Billiton Limited have severally, fully and unconditionally guaranteed the payment of the principal of premium, if any, and interest on the notes, including certain additional amounts which may be payable in respect of the notes issued by BHP Billiton Finance (USA) Ltd on 17 April 2003. BHP Billiton Plc and BHP Billiton Limited have guaranteed the payment of such amount when such amounts become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. At 30 June 2005, the guaranteed liabilities amounted to US$850 million (2004: US$850 million).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures

The financial statements of the BHP Billiton Group are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). The financial information and reconciliations presented in this note sets forth certain financial information that would have been presented if US GAAP had been applied instead of UK GAAP.

Reconciliation to US GAAP

The following is a summary of the estimated adjustments to net income for the years ended 30 June 2005, 2004 and 2003 that would be required if US GAAP had been applied instead of UK GAAP.

		2005	2004	2003
		US$M	US$M	US$M
Reconciliation of net income
Attributable profit as reported under UK GAAP		6 398	3 379	1 901
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustment on acquisition of BHP Billiton Plc Group – depreciation, amortisation, impairments and other asset movements	(A)	(282)	(702)	(181)
Employee compensation costs	(B)	60	53	31
Write-down of assets	(C)	—	—	8
Depreciation – write-downs	(C)	(5)	(6)	(2)
Depreciation – revaluations	(D)	4	5	5
Depreciation – reserves	(E)	(9)	(9)	(3)
Fair value accounting for derivatives	(F)	302	(281)	(23)
Synthetic debt	(G)	—	(11)	(20)
Fair value adjustment on acquisition of WMC Resources Ltd	(H)	(20)	—	—
Exploration, evaluation and development expenditure	(I)	(38)	(64)	9
Start-up costs	(J)	5	(12)	3
Pension plans	(K)	(24)	(4)	(24)
Other post-retirement benefits	(L)	1	(6)	5
Mozal expansion rights	(M)	—	33	6
Employee Share Plan loans	(N)	(7)	(3)	(8)
Goodwill	(O)	(2)	(1)	2
Profit on asset sales	(P)	2	1	2
BHP Steel demerger	(Q)	—	—	17
Restructuring and employee provisions	(R)	—	—	(11)
Taxation effect of above adjustments	(S)	287	194	118
Other taxation adjustments	(T)	(284)	150	(254)

Total adjustment		(10)	(663)	(320)

Net income of BHP Billiton Group under US GAAP		6 388	2 716	1 581

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The following is a summarised income statement prepared in accordance with US GAAP.

	2005	2004	2003
	US$M	US$M	US$M
Consolidated income statement
Sales revenue	29 587	22 887	15 608
deduct
Cost of sales	19 496	16 465	10 925
Depreciation and amortisation	2 082	1 860	1 778
Loss on termination of operations (a)	387	534	—
Goodwill impairment	—	491	—
General and administrative expenses	192	48	125

Operating income	7 430	3 489	2 780
add
Other income	579	385	223
Interest income	107	78	65
deduct
Interest expense	302	274	302
Net foreign exchange loss/(gain)	(126)	538	505

Income before tax, minority interests and equity in net earnings of affiliated companies	7 940	3 140	2 261
deduct
Taxation expense	1 836	505	774
add
Share of profits of affiliated companies	517	178	125
deduct
Minority interests	233	97	36

Net income from Continuing Operations	6 388	2 716	1 576

Discontinued Operations
Net profit/(loss) on disposal of operations	—	—	5

Net income/(loss) from Discontinued Operations	—	—	5

Net income	6 388	2 716	1 581

(a)    Refer note 2. Under UK GAAP, material items that result from events or transactions that fall within ordinary activities and need to be disclosed by virtue of their size or incidence are disclosed as exceptional items. Under US GAAP there is no concept of exceptional items.

	2005	2004	2003
	US$	US$	US$
Earnings per share – US GAAP (a)
Basic – Continuing Operations (b)	1.04	0.44	0.25
Diluted – Continuing Operations (c)	1.04	0.43	0.25
Basic – net income (b)	1.04	0.44	0.25
Diluted – net income (c)	1.04	0.43	0.25

(a)	For the periods indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.
(b)	Based on the weighted average number of ordinary shares on issue for the period. Refer note 12.
(c)	Based on the weighted average number of ordinary shares on issue for the period, adjusted to reflect the impact of the conversion of all dilutive potential ordinary shares to ordinary shares. Refer note 12.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The following reconciliation of comprehensive income reports changes in shareholders’ equity excluding those resulting from investments by shareholders and distributions to shareholders.

		2005	2004	2003
		US$M	US$M	US$M
Reconciliation of comprehensive income
Total changes in equity other than those resulting from transactions with owners under UK GAAP		6 405	3 427	1 968
Adjustments to reflect comprehensive income in accordance with US GAAP, net of income tax:
Total adjustment to net income per above reconciliation		(10)	(663)	(320)
Net transfer to earnings on maturity of cash flow hedging instruments		—	50	221
Minimum pension liability	(K)	(80)	81	(195)
Change in fair value of listed investments	(U)	7	9	1

Comprehensive income under US GAAP		6 322	2 904	1 675

Tax benefit/(expense) of other comprehensive income items for the year:
Movements in exchange fluctuation account		—	—	(2)
Net transfer to earnings on maturity of cash flow hedging instruments		—	(22)	(95)
Minimum pension liability		8	(11)	33

Accumulated other comprehensive income comprises:
Exchange fluctuation account		417	410	362
Qualifying cash flow hedging instruments		—	—	(50)
Minimum pension liability		(194)	(114)	(195)
Other items		22	15	6

Total accumulated other comprehensive income		245	311	123

The following is a summary of the estimated adjustments to shareholders’ equity as at 30 June 2005 and 30 June 2004 that would be required if US GAAP had been applied instead of UK GAAP.

		2005	2004
		US$M	US$M
Reconciliation of shareholders’ equity
Shareholders’ equity under UK GAAP		17 153	14 038
add/(deduct)
Estimated adjustment required to accord with US GAAP:
Fair value adjustments on acquisition of BHP Billiton Plc Group
Investments	(A)	923	962
Property, plant and equipment and undeveloped properties	(A)	2 264	2 505
Long-term contracts	(A)	35	36
Goodwill	(A)	2 566	2 633
Long-term debt	(A)	4	5
Write-down of assets	(C)	42	47
Property, plant and equipment revaluations	(D)	(49)	(53)
Reserves	(E)	(36)	(27)
Fair value accounting for derivatives	(F)	259	(43)
Synthetic debt	(G)	—	—
Fair value adjustment on acquisition of WMC Resources Ltd	(H)	132	—
Exploration, evaluation and development expenditures	(I)	(219)	(181)
Start-up costs	(J)	(59)	(64)
Pension plans	(K)	(385)	(273)
Other post-retirement benefits	(L)	(15)	(16)
Employee Share Plan loans	(N)	(60)	(64)
Goodwill	(O)	(1)	1
Profit on asset sales	(P)	(15)	(17)
Change in fair value of listed investments	(U)	27	20
Dividends	(V)	878	592
Taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	(A)	(952)	(1 319)
Taxation effect of all other above adjustments	(S)	53	110
Taxation effect of fair value adjustment on acquisition of WMC Resources Ltd	(H)	(167)	—
Other taxation adjustments	(T)	(374)	(90)

Total adjustment		4 851	4 764

Shareholders’ equity under US GAAP		22 004	18 802

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The following are the changes in the balance sheet as at 30 June 2005 and 30 June 2004 that would be required if US GAAP had been applied instead of UK GAAP.

The column headed ‘Unadjusted’ represents a US GAAP format presentation of the assets, liabilities and shareholders’ equity which have been measured in accordance with UK GAAP. The column headed ‘Adjustments’ represents the allocation of those measurement differences (presented in the ‘Reconciliation of shareholders’ equity’), which are required to derive a balance sheet in accordance with US GAAP. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

	Unadjusted 30 June 2005	Adjustments 30 June 2005	US GAAP 30 June 2005	Unadjusted 30 June 2004	Adjustments 30 June 2004	US GAAP 30 June 2004
	US$M	US$M	US$M	US$M	US$M	US$M
Balance sheet
Assets
Current assets
Cash	1 418	—	1 418	1 818	—	1 818
Restricted cash	—	85	85	—	238	238
Receivables	3 450	(2)	3 448	2 748	(1)	2 747
Other financial assets	212	54	266	167	—	167
Inventories	2 465	—	2 465	1 715	—	1 715
Other assets	160	—	160	176	—	176

Total current assets	7 705	137	7 842	6 624	237	6 861

Non-current assets
Receivables	619	(143)	476	748	(300)	448
Investments accounted for using the equity method	1 525	908	2 433	1 369	955	2 324
Other financial assets	97	109	206	123	20	143
Inventories	103	77	180	45	—	45
Property, plant and equipment	30 347	2 084	32 431	20 945	2 352	23 297
Intangible assets	—	49	49	—	54	54
Goodwill	17	2 593	2 610	34	2 614	2 648
Deferred tax assets	1 110	32	1 142	602	11	613
Other assets	424	(146)	278	371	(129)	242

Total non-current assets	34 242	5 563	39 805	24 237	5 577	29 814

Total assets	41 947	5 700	47 647	30 861	5 814	36 675

Liabilities and shareholders’ equity
Current liabilities
Payables	4 051	—	4 051	2 560	77	2 637
Interest bearing liabilities	1 500	—	1 500	1 330	—	1 330
Tax liabilities	842	18	860	297	(12)	285
Other provisions	2 104	2	2 106	1 402	2	1 404

Total current liabilities	8 497	20	8 517	5 589	67	5 656

Non-current liabilities
Payables	162	—	162	177	63	240
Interest bearing liabilities	9 626	(4)	9 622	5 453	(1)	5 452
Tax liabilities	1 192	1 440	2 632	1 218	1 323	2 541
Other provisions	4 981	(617)	4 364	4 044	(413)	3 631

Total non-current liabilities	15 961	819	16 780	10 892	972	11 864

Total liabilities	24 458	839	25 297	16 481	1 039	17 520

Equity minority interests	336	10	346	342	11	353

Shareholders’ equity
Paid in capital	3 363	5 174	8 537	3 603	5 164	8 767
Other equity items	417	(19)	398	410	(1)	409
Retained profits	13 381	(304)	13 077	10 051	(399)	9 652
Interest in shares of BHP Billiton	(8)	—	(8)	(26)	—	(26)

Total shareholders’ equity	17 153	4 851	22 004	14 038	4 764	18 802

Total liabilities and shareholders’ equity	41 947	5 700	47 647	30 861	5 814	36 675

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The BHP Billiton Group Consolidated Statement of Cash Flows has been prepared in accordance with UK accounting standard FRS 1 ‘Cash flow statements’, the objectives and principles of which are similar to those set out in US accounting standard SFAS 95 ‘Statement of Cash Flows’. The principal differences between the standards relate to the classification of items within the cash flow statement as well as the definition of cash and cash equivalents.

The statement below shows the adjustments to be made to reconcile the UK GAAP Consolidated Statement of Cash Flows to a presentation of cash flows under US GAAP for the years ended 30 June 2005, 2004 and 2003. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

	2005	2004	2003
	US$M	US$M	US$M
Reconciliation of cash flows
Net cash inflow from operating activities in accordance with UK GAAP	10 628	6 566	4 834
Reclassified to financing activities	(22)	(9)	(1)
Dividends received	292	238	212
Returns on investments and servicing of finance	(299)	(292)	(375)
Tax paid	(1 695)	(1 337)	(1 002)
Exploration and other capital expenditure	(859)	(641)	(399)

Net cash provided by operating activities in accordance with US GAAP	8 045	4 525	3 269

Capital expenditures	(3 350)	(2 245)	(2 421)
Acquisitions and disposals	(5 879)	179	405
Net sale of investments	185	54	465

Net cash used in investing activities in accordance with US GAAP	(9 044)	(2 012)	(1 551)

Proceeds from issuance of ordinary shares	19	51	166
Share repurchase scheme	(1 792)	—	(20)
Increase/(decrease) in interest bearing liabilities	4 006	(727)	(946)
Equity dividends paid	(1 642)	(1 576)	(868)
Other	—	—	1

Net cash provided by/(used in) financing activities in accordance with US GAAP	591	(2 252)	(1 667)

Exchange translation effects	8	5	2
Net (decrease)/increase in cash and cash equivalents in accordance with US GAAP	(400)	266	53
Cash and cash equivalents at beginning of the financial year	1 818	1 552	1 499

Cash and cash equivalents at end of the financial year	1 418	1 818	1 552

At year end cash and cash equivalents is made up of:
Cash at bank and in hand	916	674	587
Money market deposits (a)	502	1 144	965

Cash and cash equivalents at end of the financial year	1 418	1 818	1 552

(a)	Money market deposits with financial institutions have a maturity up to, but not more than three months.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

Basis of presentation under US GAAP

DLC merger

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in ‘Dual Listed Companies Structure and Basis of Preparation of Financial Statements’. In accounting for this transaction, the most significant difference between UK GAAP and US GAAP is that, under UK GAAP, the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK accounting standard FRS 6 ‘Acquisitions and Mergers’, whereas under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the reconciliation of shareholders’ equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values and to record goodwill.

Restricted cash

The Group has cash on deposit with financial institutions that is classified as restricted under US GAAP as it is part of arrangements involving loans from those institutions to certain joint ventures within the Group. Under UK GAAP these balances are treated as loans to joint ventures and associates.

Joint ventures and joint arrangements

Under US GAAP, all investments classified as joint ventures, as detailed under the heading ‘Joint ventures’ in note 1 ‘Principal subsidiaries, joint ventures and joint arrangements’, are accounted for under the equity method of accounting in accordance with APB 18 ‘The Equity Method of Accounting for Investments in Common Stock’. All joint arrangements, as detailed under the heading ‘Proportionally included joint arrangements’ in note 1, are also proportionally accounted for in accordance with Emerging Issues Task Force Opinion (EITF) 00-1 ‘Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures’.

The BHP Billiton Group’s investment in the Richards Bay Minerals (RBM) joint venture is comprised of two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited. Although the BHP Billiton Group owns 51 per cent of Tisand (Pty) Limited, it has not been consolidated under US GAAP in accordance with EITF 96-16 ‘Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights’. The substantive participating rights of the minority interests holder in Tisand (Pty) Limited are embodied in the shareholder agreement between the BHP Billiton Group and Rio Tinto, the co-venturer. The shareholder agreement ensures that the RBM joint venture functions as a single economic entity. The overall profit of the RBM joint venture is also shared equally between the venturers. The shareholder agreement also states that the parties agree that they shall, as their first priority, seek the best interests of the project as an autonomous commercial operation rather than seek to service the individual interests of any of the other parties.

The BHP Billiton Group holds a 57.5 per cent ownership interest in Minera Escondida, a joint arrangement in which three other participants hold ownership interests of 30 per cent, 10 per cent and 2.5 per cent, respectively. The rights of the participants are governed by a Participants’ Agreement and a Management Agreement. A manager provides management and support services to the project and the compensation of the manager is set forth in the Management Agreement. The Management Agreement establishes an Owners’ Council, consisting of members appointed by each participant to represent their interest in Escondida. Each member on the Owners’ Council holds voting rights equal to the ownership interest of the participant they represent, although certain matters require the affirmative vote of members of the Owners’ Council having in aggregate, voting rights equal to or greater than 75 per cent of the total ownership interest. Such matters generally include capital expenditure in excess of prescribed limits, sales of copper concentrate to a single customer, capacity expansions, the termination of construction, mining or production of copper concentrates, and indebtedness. The Agreement also stipulates that certain matters shall require the affirmative vote of all members of the Owners’ Council having an ownership interest of 10 per cent or more. Those matters generally relate, within prescribed limits, to changes in the project, changes in the construction budget, the sale or transfer of any Escondida concessions, asset dispositions, agreements between Escondida and a participant, and share or other equity interest issuances in Escondida. In accordance with EITF 96-16 and EITF 00-1, the BHP Billiton Group has proportionally consolidated this investment.

Foreign exchange gains and losses

Under UK GAAP, foreign exchange gains and losses arising from the restatement of non-US dollar tax balances are included as part of income tax expense. In addition, foreign exchange gains and losses arising from the restatement of non-US dollar interest bearing liabilities are included in net interest expense and other foreign exchange gains and losses form part of other operating costs. Under US GAAP, all net foreign exchange gains and losses are shown in aggregate as a separate line item in the consolidated income statement. In 2005, the net exchange loss includes losses of US$60 million (2004: loss of US$85 million; 2003: loss of US$255 million) on tax balances and US$15 million (2004: loss of US$104 million; 2003: loss of US$115 million) on interest bearing liabilities.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

Cash flows

Under US GAAP, dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance, and tax paid are included in operating activities. In addition, capital expenditure and acquisitions and disposals are included as investing activities. Proceeds from the issuance of shares, increases and decreases in debt, and dividends paid, are included as financing activities. Under UK GAAP, cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash is defined as cash in hand and deposits but also includes cash equivalents, which are short-term investments with original maturities of less than three months.

US GAAP adjustments

(A) Acquisition of BHP Billiton Plc

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. Under US GAAP, the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure.

Under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group’s inventory, investments, long-term contracts and long-term debt were recognised and fair market values attributed to its other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long-term contracts are expensed in the period the inventory is utilised and the long-term contracts are delivered into. Additional amortisation and depreciation are recorded in respect of the fair value adjustments of intangible and tangible assets and until 30 June 2002, the resulting goodwill over the periods of their respective useful economic lives. With effect from 1 July 2002, goodwill is no longer amortised and is tested for impairment annually at 31 March. The current period adjustment includes the additional book value of assets for US GAAP purposes included in the disposal of Chrome operations. The adjustment for the year ended 30 June 2004 includes goodwill impairments of US$491 million.

The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management’s best estimates of fair value, are summarised in the shareholders’ equity reconciliation.

(B) Employee compensation costs

Under UK GAAP, the expected cost of employee share awards is measured as the difference between the award exercise price and the market price of ordinary shares at the grant date, and is amortised over the vesting period. Under US GAAP, the Group adopts the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123).

Fair value is determined using Monte Carlo option pricing technique, Black-Scholes option pricing technique and net present value technique. Refer to ‘Employee compensation costs’ below for significant assumptions used in applying these fair valuation models to calculate the employee compensation expense under SFAS 123. The variations in deemed vesting periods under UK GAAP and US GAAP have resulted in further differences.

(C) Write-down of assets

Under UK GAAP, the BHP Billiton Group determines the recoverable amount of property, plant and equipment on a discounted basis when assessing impairments. The discount rate is a risk-adjusted market rate, which is applied both to determine impairment and to calculate the write-down. Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset’s carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value (based on discounted cash flows). These differences result in lower charges to the profit and loss account and higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account under US GAAP.

(D) Depreciation – revaluations

Revaluations of property, plant and equipment and investments under UK GAAP have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve, which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the depreciation charge has been restated to reflect depreciation based on historical cost.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

(E) Depreciation – reserves

The BHP Billiton Group prepares mineral reserve statements based on the Australasian Code for reporting of Mineral Resources and Ore Reserves, September 1999 (the JORC Code). The Supplementary Ore Reserves information contained in the Annual Report differs in certain respects from that reported to the SEC, which is prepared with reference to the SEC’s Industry Guide 7. This adjustment reflects the impact on depreciation of the difference in reserves measurement basis.

(F) Fair value accounting for derivatives

Under UK GAAP, when undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not the derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a)	included in the measurement of the anticipated transaction when it occurs; or

(b)	included in the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’ (SFAS 133) requires that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value.

Hedge accounting is not applied for US GAAP purposes. Amounts recorded in other comprehensive income as a result of de-designation in a prior period of existing derivative instruments were transferred to the income statement in 2004.

(G) Synthetic debt

In a prior period an operating subsidiary, whose functional currency is the US dollar, obtained financing in various foreign currencies. The operating subsidiary entered into forward exchange contracts to fix the exchange rate between the South African rand and the various foreign currencies. For UK GAAP, the arrangement was treated as a synthetic South African rand debt, which at each period end was retranslated into US dollars at the spot rate with the exchange gain or loss that is recognised being included in the profit and loss account.

Under US GAAP, synthetic debt accounting is not permitted. As a result, the foreign currency loan amounts and forward exchange contracts were accounted for separately. Foreign currency loans were initially recorded at the exchange rate in effect on the date of the borrowing, with gains and losses arising from currency movements taken to the profit and loss account. The forward exchange contracts were marked to market annually with the resulting gain or loss also taken to the profit and loss account.

During the period ended 30 June 2005, the foreign currencies financing were fully repaid, and UK GAAP synthetic debt accounting has ceased. Accordingly, this will no longer be an US GAAP adjustment.

(H) Fair value on acquisition of WMC Resources Ltd

The differences between UK GAAP and US GAAP fair values attributable to the acquisition of WMC are based on management’s best estimates of fair value and are discussed below:

(i)	Under UK GAAP, acquired inventories are held at cost. Under US GAAP, inventories are adjusted to reflect fair value.

(ii)	Under UK GAAP, deferred tax is not recognised on fair value adjustments where a difference arises between the tax base and the carrying amount. Such differences are treated as permanent items when the asset is depreciated. Under US GAAP, the balance sheet liability method of tax-effect accounting is applied, rather than the income statement liability method. This method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, and accordingly additional deferred tax has been recorded with the corresponding debit to goodwill.

(iii)	Under UK GAAP, the provision for restructuring is accounted for as expense in the period subsequent to acquisition. Under US GAAP, the restructuring provision assumed in a purchase business combination should be included in the allocation of the acquisition cost.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

(I) Exploration, evaluation and development expenditure

The BHP Billiton Group follows the ‘successful efforts’ method under UK GAAP in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the ‘successful efforts’ method followed by some US companies and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years. In respect of minerals properties, the BHP Billiton Group capitalises exploration and evaluation expenditure where it is expected that the expenditure will be recouped by future exploitation or sale and exploration and evaluation activities have identified a mineral resource with sufficient certainty, which permits a reasonable assessment of the existence of commercially recoverable reserves. Under US GAAP, a final feasibility study indicating the existence of commercially recoverable reserves at new exploratory ‘greenfield’ properties serves as the trigger point for capitalisation. US GAAP permits expenditure to be capitalised for the purposes of extending or further delineating existing reserves. In subsequent financial periods, amortisation or write-offs of expenditure previously capitalised under UK GAAP, which would have been expensed for US GAAP purposes, will be added back when determining the profit result according to US GAAP.

(J) Start-up costs

Under UK GAAP the BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, costs of start-up activities are expensed as incurred.

(K) Pension plans

Under UK GAAP, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees’ service lives.

Consequently, the BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner generally consistent with US GAAP. However, differences in the actuarial method used to value employee benefit obligations and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities.

Further, under US GAAP, where the accumulated benefit obligation of the pension plan exceeds the fair value of plan assets, an intangible asset (not exceeding the value of the unrecognised prior service cost) and additional pension liability is recognised. If the additional pension liability exceeds the unrecognised prior service cost, the excess (adjusted for the effect of income tax) is recorded as part of other comprehensive income.

(L) Other post-retirement benefits

Under UK GAAP, post-retirement benefits other than pensions have been accounted for in accordance with the provisions of Statement of Standard Accounting Practice 24 ‘Accounting for Pension Costs’ (SSAP 24), which are generally consistent with the provisions of US GAAP including Statement of Financial Accounting Standards No. 106 ‘Employers’ Accounting for Postretirement Benefits Other Than Pensions’ (SFAS 106) except for certain scenarios such as in accounting for plan amendments.

Under UK GAAP, amendments to post-retirement benefits provided are taken into account from the date upon which plan amendments are announced. Under US GAAP, plan amendments are only taken into account from the date upon which the plan amendments become effective.

(M) Mozal expansion rights

In the 2001 year BHP Billiton announced an agreement to sell-down a portion of its preferential rights in the Mozal Phase II project to two of its project partners. Under UK GAAP, the consideration was recognised as revenue. A portion of the consideration was paid in cash and another portion was delivered to the BHP Billiton Group via a marketing arrangement. Under US GAAP, the consideration paid in cash was recognised as profit from asset sales when received. During the year ended 30 June 2004, the final instalment of the cash consideration was received and accordingly this is no longer an US GAAP adjustment.

(N) Employee Share Plan loans

Under the Employee Share Plan, loans made to employees for the purchase of shares in BHP Billiton Limited have been recorded as receivables. Under US GAAP, the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from total shareholders’ equity. In addition, any foreign exchange gains or losses on the outstanding loan balances are required to be eliminated from net income.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

(O) Goodwill

Under UK GAAP, the BHP Billiton Group amortises goodwill over a period not exceeding 20 years. Under US GAAP, Statement of Financial Accounting Standards No. 142 ‘Goodwill and Other Intangible Assets’ (SFAS 142), which became effective from 1 July 2002, replaces the requirement to amortise goodwill with annual impairment testing.

The current period adjustment reflects the net goodwill amortisation charge under UK GAAP, which is reversed for US GAAP, and the carrying value of goodwill included in the disposal of Chrome operations.

(P) Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

(Q) BHP Steel demerger

Under UK GAAP, the BHP Steel demerger was recorded as two components in the year ended 30 June 2003: a distribution to BHP Billiton Limited shareholders of 94 per cent of BHP Steel shares (accounted for as a capital reduction) and a sale of 6 per cent of BHP Steel shares (accounted for as a sale of assets).

Under US GAAP, the BHP Steel demerger was classified as a non pro-rata distribution to shareholders and was accounted for as a 100 per cent sale of assets. The implied consideration for the sale of the additional 94 per cent of BHP Steel shares was based on the market price of BHP Steel shares used in determining the bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders.

The remaining 6 per cent was measured at the respective sale price. The shortfall between the implied consideration and the book value of the BHP Steel net assets to be demerged was recognised in the result for the period ended 30 June 2002 for US GAAP. This loss on sale of the 6 per cent holding was included in the year ended 30 June 2003 for UK GAAP.

(R) Restructuring and employee provisions

These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP, a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

(S) Tax effect of adjustments

Adjustments to the UK GAAP net income and shareholders’ equity are disclosed on a before tax basis. This adjustment reflects the impact of those adjustments on income taxes. For the year ended 30 June 2004, goodwill impairments of US$491 million have no tax effect. Other significant differences between the UK nominal rate of taxation of 30 per cent, the effective tax rate under UK GAAP of 24 per cent and the effective rate for US GAAP of 23 per cent are described in ‘Other taxation adjustments’ below and in note 10.

The BHP Billiton Group elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime during the year ended 30 June 2004. The capital gains tax base valuation for the BHP Billiton Plc Australian Consolidated Tax Group was established for the purpose of its first consolidated tax return lodged in February 2005. The determination of the revised tax base has required the reversal, in the current period, of the deferred tax liabilities recorded on the acquisition of BHP Billiton Plc by BHP Billiton Limited (for US GAAP purposes) for assets with no tax depreciable base. The tax benefits related to the change in tax base have been recognised in full, net of a valuation allowance to reduce deferred tax asset to an amount that is more likely than not to be realised.

(T) Other taxation adjustments

For UK GAAP, potential tax expense of US$261 million has not been recognised in the year ended 30 June 2005, mainly relating to the tax impact of unrealised foreign exchange gains or losses on US dollar net debt held by subsidiaries, which retain local currency records for tax purposes. For US GAAP, a tax expense is recognised reflecting the existence of the foreign exchange gains or losses in the accounts of the respective entity. The cumulative effect of this adjustment at 30 June 2005 is a credit to tax liabilities of US$516 million (2004: US$255 million).

Under the transitional rules for Australian tax consolidation regime, during the year ended 30 June 2004, the Group chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. Under UK GAAP, part of the tax benefit resulting from the reset of the tax cost base is recorded in future years as a permanent difference to taxation expense. Under Statement of Financial Accounting Standard No. 109 (SFAS 109) ‘Accounting for Income Taxes’, the tax benefit resulting from the change in the tax legislation is recognised in full as a change to deferred tax balances and tax expense.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

UK GAAP requires tax liabilities and assets to be measured at the amounts expected to apply using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. US GAAP requires the measurement of tax liabilities and assets using the tax rates based on enacted tax law. The effect of a change in the South African corporate tax rate of US$24 million was recognised in June 2005 for UK GAAP on the basis that the legislation was substantively enacted. The effect of the tax rate change will be recognised for US GAAP purposes in the period that the legislation is enacted.

Under UK GAAP tax payable on the future remittance of past earnings is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute past earnings exists. Under US GAAP, tax arising on repatriation of unremitted earnings that is expected within the foreseeable future has been provided.

(U) Change in fair value of listed investments

As part of its exploration strategy, the BHP Billiton Group makes use of junior exploration companies (junior) to leverage its exploration spend. This generally involves the Group receiving shares in the junior and an option to enter into a joint venture over specific properties the junior is exploring in exchange for the Group contributing cash, exploration properties or other interests to the junior. Usually there is an agreement for the cash to be spent only on exploration of the specified properties. Under UK GAAP, cash contributions (which usually take the form of subscription for shares in the junior) are expensed as exploration costs and no gain is recorded when properties are contributed to the joint venture. The US GAAP treatment is similar to UK GAAP except that investments in juniors with publicly traded shares are carried at their fair value, as available for sale securities, with unrealised changes in value recorded in other comprehensive income until realised or an other-than-temporary impairment occurs.

(V) Dividends

Under UK GAAP, dividends that are declared after balance date but before the issuance of the financial statements are treated as a post-balance date event requiring adjustment in the financial statements. Under US GAAP, a provision for dividends cannot be recorded until the following year. In the year ended 30 June 2004, the BHP Billiton Group changed its timing on dividend declarations which resulted in a dividend provision being recorded under UK GAAP, which is reversed for US GAAP.

(W) Revenue recognition for provisional pricing arrangements

Under UK GAAP, turnover from the sale of goods is recognised when:

•	persuasive evidence of an arrangement, usually in the form of an executed sales agreement, exists;

•	no further work or processing is required by the BHP Billiton Group;

•	the quantity and quality of the goods has been determined with reasonable accuracy;

•	risks and rewards of ownership have been transferred to the customer, which is usually when the commodity is delivered to the shipping agent and title passes;

•	the price is fixed or determinable; and

•	collectibility is reasonably assured.

Certain sales are made under provisional pricing arrangements. As the commodities subject to these arrangements are exchange traded the fair value of revenue receivable is determinable by reference to quoted market prices. Under UK GAAP, the Group estimates fair value of these sales as the lower of spot price or forward market price. Under US GAAP, provisionally priced transactions are regarded as containing an embedded derivative, which is revalued each reporting date at the forward market price under SFAS 133. The difference between revenue recorded for UK GAAP and US GAAP for each of the three years ended 30 June 2005 is not material and no adjustment is made for US GAAP purposes.

Employee compensation costs

Fair valuation of awards as presented below represents the value of awards issued under employee share ownership plans of BHP Billiton Plc and BHP Billiton Limited. The values relate to the awards granted during the financial year and are measured at grant date.

	2005	2004	2003
	US$	US$	US$
Long Term Incentive Plan Performance Share (BHP Billiton Plc)	5.23
Long Term Incentive Plan Performance Share (BHP Billiton Limited)	5.39
Group Incentive Scheme Option (BHP Billiton Plc)	2.77	2.41	1.61
Group Incentive Scheme Option (BHP Billiton Limited)	2.93	2.53	1.57
Group Incentive Scheme Deferred Share (BHP Billiton Plc)	11.09	10.08	6.44
Group Incentive Scheme Deferred Share (BHP Billiton Limited)	11.71	10.23	6.28
Group Incentive Scheme Performance Share (BHP Billiton Plc)		2.02	2.01
Group Incentive Scheme Performance Share (BHP Billiton Limited)		2.04	1.93
Group Incentive Scheme Transition Performance Share (BHP Billiton Plc)			1.95
Group Incentive Scheme Transition Performance Share (BHP Billiton Limited)			1.91
Employee Share Plan Option			1.22

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

The fair values of awards granted were estimated using Monte Carlo option pricing technique, Black-Scholes option pricing technique and net present value technique. Significant assumptions used in applying these formulas and techniques used for each scheme were as follows:

	2005	2004	2003
Long Term Incentive Plan Performance Share (BHP Billiton Plc) (a)
Risk-free interest rate	4.87%
Estimated life of awards	5 years (d)
Estimated volatility of share price	22.5%
Dividend yield	1.51%

Long Term Incentive Plan Performance Share (BHP Billiton Limited) (a)
Risk-free interest rate	5.6%
Estimated life of awards	5 years (d)
Estimated volatility of share price	22.5%
Dividend yield	1.51%

Group Incentive Scheme Option (BHP Billiton Plc) (b)
Risk-free interest rate	4.9%	3.6%	5.0%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Option (BHP Billiton Limited) (b)
Risk-free interest rate	5.4%	4.6%	5.8%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Deferred Share (BHP Billiton Plc) (b)
Risk-free interest rate	4.9%	3.6%	5.0%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Deferred Share (BHP Billiton Limited) (b)
Risk-free interest rate	5.4%	4.6%	5.8%
Estimated life of awards	3 years	3 years	3 years

Group Incentive Scheme Performance Shares and Group Incentive Scheme Transition Performance Shares (BHP Billiton Plc) (a)
Risk-free interest rate		3.88%	5.33%
Estimated life of awards – Performance Share Transition Performance Share 2002		7.1 years (d)	7.1 years 6.2 years	(d) (d)
Estimated volatility of share price		25.0%	20.0%
Dividend yield		2.81%	2.5%

Group Incentive Scheme Performance Shares (BHP Billiton Limited) (a)
Risk-free interest rate		4.8%	6.05%
Estimated life of awards – Performance Share Transition Performance Share 2002		7.1 years (d)	7.1 years 6.2 years	(d) (d)
Estimated volatility of share price		25.0%	20.0%
Dividend yield		2.5%	2.3%
Employee Share Plan Options (c)
Risk-free interest rate			4.8%
Estimated life of options			5 years	(d)
Estimated volatility of share price			20.0%
Dividend yield			2.2%

(a)	Fair Value estimated using Monte Carlo option pricing technique.
(b)	Fair Value estimated by discounting the expected value of the awards to their net present value.
(c)	Fair Value estimated using Black-Scholes option pricing technique.
(d)	Subject to performance conditions.

Goodwill and other intangible assets

In accordance with SFAS 142, the BHP Billiton Group no longer amortises goodwill and instead has adopted a policy whereby goodwill is tested for impairment on an annual basis by each reporting unit, or on a more regular basis should circumstances dictate. Any impairment is determined based on the fair value of the reporting unit by discounting the operations’ expected future cash flows using a risk-adjusted discount rate.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

As required by SFAS 142, the balance of goodwill by Customer Sector Group (CSG) is:

	2005	2004
	US$M	US$M
Aluminium	1 254	1 254
Base Metals	547	547
Carbon Steel Materials	285	285
Diamonds and Specialty Products	151	151
Energy Coal	68	68
Stainless Steel Materials (a)	259	343
Unallocated (b)	46	—

	2 610	2 648

(a)	Goodwill of US$84 million is included in the sale of the Chrome operations.
(b)	Goodwill recognised on acquisition of WMC will be allocated to the various CSGs. This allocation will be completed in the next financial year.

The following table summarises other intangible assets of the BHP Billiton Group at as 30 June 2005 and 30 June 2004.

	2005	2004
	US$M	US$M
Pension asset	14	18
Other intangible assets
Long-term customer contracts at gross book value	40	40
deduct amounts amortised (a)(b)	5	4

	49	54

(a)	Gross amortisation expense for other intangible assets for the year ended 30 June 2005 was US$1 million.
(b)	Estimated gross amortisation expense for other intangible assets for the next five financial years is US$1.3 million per annum.

Pensions and post-retirement medical benefit plans

The BHP Billiton Group’s pension and post-retirement medical benefit plans are discussed in note 27. The disclosures below include the additional information required by Statement of Financial Accounting Standards No. 132 (revised 2003) ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits’ (SFAS 132R). The pension and medical costs of the BHP Billiton Group’s significant defined benefit plans have been restated in the following tables in accordance with US GAAP.

The measurement date used to determine pension and medical benefit measurements as at 30 June 2005 for the Group’s pension plans and medical schemes is 30 June 2005 for all plans.

	Pension schemes			Post-retirement medical benefits
	2005	2004	2003	2005	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M
Net periodic cost
Service costs	58	56	43	7	6	6
Interest costs	90	76	64	26	24	21
Expected return on plan assets	(99)	(81)	(71)	—	—	—
Amortisation of prior service cost	—	3	3	1	(1)	—
Amortisation of net transition asset	—	(2)	(3)	—	—	—
Termination benefits and curtailment costs	4	—	12	(27)	—	—
Recognised net actuarial loss	14	20	9	2	3	—

Net periodic cost under US GAAP	67	72	57	9	32	27

	Pension schemes			Post-retirement medical benefits
	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%
The major weighted average assumptions (weighted by the net periodic cost) used in computing the above costs were:
Rates of future medical inflation (a)	n/a	n/a	n/a	7.6	7.8	7.9
Rates of future pay increases	4.1	3.8	3.8	n/a	n/a	n/a
Discount rate	5.9	5.3	5.3	8.4	8.1	8.0
Expected long-term rates of return on plan assets (b)	7.3	7.0	7.3	n/a	n/a	n/a

(a)	The rate of future medical inflation rate reflects the fact that the benefits of certain groups of participants are capped.
(b)	BHP Billiton determines the expected rate of return on assets for each plan in consultation with its actuaries. The overall expected rate of return on assets is the weighted average of the expected rate of return on each asset class and reflects the actual assets held at the reporting date. For quoted corporate or government bonds the expected return reflects the redemption yields available on those investments. For other asset classes, the expected rate of return is based on assumptions about the expected long-term rate of return on that asset class.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

	Pension schemes		Post-retirement medical benefits
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M
Change in benefit obligation
Benefit obligation at the beginning of the year	1 394	1 191	321	315
Amendments	(4)	16	—	12
Service costs	58	56	7	6
Interest costs	90	76	26	24
Plan participants’ contributions	11	10	—	—
Actuarial (gain)/loss	170	(2)	27	(34)
Benefits paid	(98)	(106)	(19)	(19)
Adjustment due to inclusion of insured pensioners	12	65	—	—
Adjustments for changes in the Group structure and joint venture arrangements	74	26	2	(10)
Termination benefits and curtailment costs	(26)	—	(22)	—
Exchange variations	26	62	(7)	27

Benefit obligation at the end of the year	1 707	1 394	335	321

Projected benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	935	750

Accumulated benefit obligation at the end of the year for pension plans with accumulated benefit obligations in excess of plan assets	870	696

Accumulated benefit obligation for all defined benefit pension plans	1 537	1 217

	Pension schemes		Post-retirement medical benefits
	2005	2004	2005	2004
	%	%	%	%
The major weighted average assumptions (weighted by the benefit obligation) used in computing the above benefit obligation were:
Rates of future medical inflation	n/a	n/a	7.5	7.6
Rates of future pay increases	3.5	3.7	n/a	n/a
Discount rate	5.4	6.4	6.5	8.1

	Post-retirement medical benefits
	1% decrease	1% increase
	US$M	US$M
The impact of a 1 per cent variation in the rate of future medical inflation on the 2005 results would be:
Effect on total service and interest cost	(3)	4
Effect on accumulated post-retirement benefit obligation	(30)	36

	Pension schemes		Post-retirement medical benefits
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M
Change in plan assets
Fair value of plan assets at the beginning of the year	1 172	912	—	—
Actual return on plan assets	205	146	—	—
Employer contribution	66	75	19	19
Plan participants’ contributions	11	10	—	—
Benefits paid	(98)	(106)	(19)	(19)
Termination benefits and settlement/curtailment costs	(23)	—	—	—
Adjustment due to inclusion of insured pensioners	12	65	—	—
Adjustments for changes in the Group structure and joint venture arrangements	72	13	—	—
Exchange variations	19	57	—	—

Fair value of plan assets at the end of the year	1 436	1 172	—	—

Fair value of plan assets at the end of the year for plans with accumulated benefit obligations in excess of plan assets	584	515	—	—

Plan assets for pension schemes consist primarily of bonds and equities. Refer note 27 for further details.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

	Pension schemes		Post-retirement medical benefits
	2005	2004	2005	2004
	US$M	US$M	US$M	US$M
Funded status
Funded status	(271)	(222)	(335)	(321)
Unrecognised net actuarial loss	331	282	61	37
Unrecognised prior service cost	30	33	6	1
Unrecognised net transition asset	(3)	(3)	—	—

Net amount recognised	87	90	(268)	(283)

	Pension schemes
	2005	2004
	US$M	US$M
Analysis of net amount recognised
Prepaid benefit obligation	145	130
(Accumulated) benefit obligation	(295)	(193)
Intangible asset	14	18
Accumulated other comprehensive income	223	135

Net amount recognised	87	90

Increase/(decrease) in minimum liability included in other comprehensive income	88	(93)

	Pension schemes
	Weighted average target asset allocation by asset category for future periods 2005	Weighted average asset allocation by asset category
		2005	2004
	%	%	%
Equities	56	52	51
Bonds	33	31	33
Property	3	3	3
Cash and net current assets	4	3	3
Insured annuities	2	9	10
Other	2	2	—

Total	100	100	100

The BHP Billiton Group expects to contribute US$77 million to its pension plans and US$21 million to its post-retirement medical plans in the year ending 30 June 2006.

	Pension schemes	Post-retirement medical benefits
	US$M	US$M
Expected future benefit payments for the year ending:
30 June 2006	89	21
30 June 2007	86	22
30 June 2008	94	23
30 June 2009	97	23
30 June 2010	103	24
Estimated benefit payments for the five year period from 30 June 2010 to 30 June 2015	609	132

Given the nature of some of the pension schemes, year-on-year variations on benefit payments can be significant.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

34 US Generally Accepted Accounting Principles disclosures continued

Impact of new accounting standards

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 ‘Inventory Costs, an amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) to be excluded from the costs of inventory and expensed as incurred. As such, the allocation of fixed production overheads to inventory is to be based on normal capacity of the production facilities. SFAS 151 is applicable for inventory costs incurred during the financial year beginning after 15 June 2005. The Group does not presently expect the adoption of SFAS 151 to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153 ‘Exchange of Nonmonetary Assets – An Amendment of APB Opinion No. 29’ (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The standard specifies that an exchange of nonmonetary assets has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in the financial year beginning after 15 June 2005. The Group does not presently expect the adoption of SFAS 153 to have a material impact on its financial position or results of operations.

In December 2004, the FASB also issued SFAS No. 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123R), which requires all share-based payments to employees to be measured based on their fair value at grant date. The cost is to be recognised over the period during which an employee is required to provide service in exchange for the awards or the requisite service period. SFAS 123R is applicable for the financial year beginning after 15 June 2005. The Group is currently assessing the impact of the adoption of this standard on its financial statements.

In December 2004, the FASB issued Staff Position No. 109-2 ‘Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004’ (FSP 109-2). The American Jobs Creation Act of 2004 (the Jobs Creation Act) provides a special one-time provision allowing earnings of certain non-US companies to be repatriated to a US parent company at a reduced tax rate. FSP 109-2 was effective upon issuance. It permits additional time to reassess current plans regarding the permanent reinvestment of unremitted earnings in certain non-US subsidiaries. The income tax effects associated with any repatriation of unremitted earnings as a result of the Jobs Creation Act are estimated to be US$2 million.

In March 2005, the Emerging Issues Task Force of the FASB reached a consensus in Issue No. 04-6 ‘Accounting for Stripping Costs Incurred During Production in the Mining Industry’ (EITF 04-6) that stripping costs incurred during the production phase of a mine are variable production costs. As such, stripping costs incurred during the production phase are treated differently to stripping costs incurred during the development phase, and should be included in the cost of the inventory produced during the period that the stripping costs are incurred. This consensus is applicable for the financial year beginning after 15 December 2005. The Group is currently assessing the impact of adopting EITF 04-6 on its financial statements.

In March 2005, FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143’ (FIN 47) was issued. FIN 47 states that a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation clarifies that an entity is required to recognise a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 also clarifies the conditions when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for periods ending after 15 December 2005. The Group is currently assessing the impact of adopting FIN 47 on its financial statements.

In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections’ (SFAS 154) which replaced APB No. 20 ‘Accounting Changes’ and SFAS No. 3 ‘Reporting Accounting Changes in Interim Financial Statements’. The standard changes the requirements in accounting and disclosure for a change in accounting principle. Under SFAS 154, voluntary changes in accounting principles are to be reported using retrospective application unless it is impracticable to do so. The standard is effective for accounting changes and corrections of errors made in the period beginning after 15 December 2005.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

35 Impact of Adopting International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the BHP Billiton Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The BHP Billiton Group’s DLC structure results in two parent entities with their own statutory reporting obligations, one in the UK and the other in Australia. While the UK and Australia are transitioning to IFRS-based financial reporting regimes in the same timeframe, the DLC structure creates unique IFRS implementation issues, including:

(i)	in the UK, listed groups are required to comply with IFRS as endorsed by the European Commission (EC); there is a risk that IFRS as endorsed by the EC at 30 June 2006 may not be consistent with IFRS applicable in Australia;

(ii)	the Australian Accounting Standards Board has approved IFRS-based standards, some of which mandate particular policies that are optional (and not applied uniformly by other entities) in the UK; and

(iii)	continued development and interpretation of IFRS prior to 30 June 2006 that could affect the ultimate difference between current reporting frameworks and IFRS applicable in each jurisdiction.

Accordingly, significant uncertainty remains as to the ultimate impact of IFRS on the BHP Billiton Group’s financial statements.

These financial statements have been prepared in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP).

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration

1. Remuneration Policy

The Remuneration Committee recognises that the Group operates in a global environment and that its performance depends on the quality of its people.

The key principles of the Group’s remuneration policy are to:

•	provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world

•	apply demanding key performance indicators (KPIs) including financial and non-financial measures of performance

•	link rewards to the creation of value to shareholders

•	ensure remuneration arrangements are equitable and facilitate the deployment of human resources around the Group, and

•	limit severance payments on termination to pre-established contractual arrangements that do not commit the Group to making unjustified payments in the event of non-performance.

2. Remuneration Structure

It is the Group’s policy that service contracts for senior management, including the CEO, have no fixed term but be capable of termination on a maximum of 12 months’ notice, and that the Group retains the right to terminate the contract immediately, by making a payment equal to no more than 12 months’ pay in lieu of notice.

Some executives (but not the CEO) have pre-existing service contracts that contain notice periods that exceed 12 months. The Committee has determined that it will limit notice periods to 12 months in all future contracts for executives.

Remuneration is divided into two components: fixed and at risk. BHP Billiton’s remuneration policy is to pay at the median level of remuneration for target performance and to provide the opportunity for upper decile rewards for distinctive (upper decile) performance. Remuneration levels are reviewed each year to take account of cost of living changes, any change in the scope of the role performed by the executive and any changes required to meet the principles of the remuneration policy.

Details of the remuneration received by the executives for whom remuneration is reported are set out in sections 3 and 4 of this note.

2.1 Fixed remuneration

Fixed remuneration is generally made up of base salary and benefits. Base salaries are set by reference to the scope and nature of the individual’s role, and their performance and experience. Market data is used to benchmark salary levels on a global scale, adjusted for local conditions. Consideration is given to competitive global remuneration levels. In addition, some executives receive benefits that might include retirement benefits, health insurance, relocation costs, life assurance, car allowances and tax advisory services.

Some retirement benefits are delivered under defined benefit plans. The Committee considers that these types of plans can place an unreasonable financial burden on the Group and has therefore resolved that no new members will be admitted to the remaining defined benefit plans.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Summary of the operation of the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP)

2.2 At risk remuneration

At risk remuneration is delivered as short and long-term incentives under the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP) to senior executives. The amount of at risk remuneration, if any, that is earned by an executive is wholly dependent on that executive’s and the Group’s performance against pre-determined KPIs and Performance Hurdles.

The GIS rewards executives for meeting or exceeding KPIs that are set each year and aligned to BHP Billiton’s strategic framework. The LTIP is designed to drive sustainable performance in the longer term. Both schemes reflect the Group’s commitment to meeting pre-determined targets and to align incentives to shareholder value creation. Participation in the GIS and LTIP is approved by the Committee. Executives are required to hold a minimum number of BHP Billiton Shares throughout the period of their participation in the plans.

A summary of all incentive plans under which awards to executive Directors are still to vest or be exercised appears in section 7.1 below. Entitlements held by Specified Executives under incentive plans are summarised in section 4.4 below and detailed in note 31.

2.2.1 Group Incentive Scheme and Long Term Incentive Plan

The rules of the GIS and LTIP are available on the BHP Billiton website at

www.bhpbilliton.com/aboutus/annualreports/plc/downloads/GISrules.pdf,

www.bhpbilliton.com/aboutus/annualreports/plc/downloads/LTIPrules.pdf,

www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/GISrules.pdf and

www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/LTIPrules.pdf.

At the beginning of the year, Performance Shares were granted to participants under the LTIP. The Committee determines the number of Shares granted to each participant but, in any one financial year, a participant cannot be granted Performance Shares having an expected value that exceeds two times their annual base salary. The value is determined using a Monte Carlo or similar valuation model. The Performance Shares are subject to a Performance Hurdle, based on Total Shareholder Return (TSR) during the performance period (1 July 2004 to 30 June 2009), to be measured as at 30 June 2009.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

The Performance Hurdle requires the Group’s TSR to exceed a median TSR benchmark over the performance period which will be the weighted average TSR of a group of peer companies (shown below), weighted 75 per cent to mining companies and 25 per cent to oil and gas companies.

The amount by which the Group’s TSR exceeds the median will determine the number of Performance Shares that will vest. If the Group’s TSR exceeds the median by a specified percentage then 100 per cent of Performance Shares will vest. The Committee will decide each year what that percentage will be for the year. For the 2005 financial year that percentage was 5.5 per cent per annum. This is a cumulative amount and equates to exceeding the median over the five-year performance period by 30 per cent. This would be regarded by the Committee, and the Board, as outperformance.

The Performance Shares will be treated as though they would have earned dividends from the date they were granted. Once the underlying shares are issued or transferred to a participant, the participant will receive a payment in lieu of those dividends. The entitlement of participants to Performance Shares is summarised below:

TSR of the Group	Percentage of Performance Shares that will vest
Below or equal to the weighted average TSR (median)	0

Exceeds median TSR by a specified percentage per annum on a cumulative basis (outperformance)	100

Between median TSR performance and outperformance	Pro-rata between 0 and 100 depending on position of performance between median TSR performance and outperformance

The Committee retains the overall discretion to decide that the Performance Shares should lapse, although it is intended that it will only exercise this discretion where it forms the view that the Group TSR does not properly reflect the financial performance of the Group over the Performance Period.

The peer group of companies against which the Group’s TSR performance is measured comprises:

•	Alcan

•	Alcoa

•	Alumina

•	Anglo American

•	BG Group

•	BP

•	Companhia Vale do Rio Doce

•	Conoco Phillips

•	Exxon Mobil

•	Freeport-McMoRan

•	Impala

•	Inco

•	Marathon Oil Company

•	Newmont Mining

•	Noranda

•	Norilsk

•	Phelps Dodge

•	Rio Tinto

•	Shell

•	Total

•	Unocal

•	Woodside Petroleum

•	Xstrata

These Performance Hurdles were chosen to encourage participants to focus on the long-term performance of the Group.

3. Executive Directors

During the year and at the date of this Report there were two executive Directors in office, Mr Charles Goodyear and Mr Miklos (Mike) Salamon. The following sections detail their remuneration arrangements.

The tables that appear in sections 3.1.3, 3.1.4, 3.2.3 and 3.2.4 have been prepared in accordance with the law and Accounting Standards in Australia and the UK. The tables contain the amounts paid to the executive Directors during the year and a value of the at risk component of their remuneration. The at risk component is made up of Performance Shares, Deferred Shares and/or Options and is an estimate only because the amount cannot be finally determined until (i) shareholders have approved the issue of the Shares or Options, and (ii) the performance period has expired and the performance has been assessed against the Performance Hurdles. Summaries of remuneration for Messrs Goodyear and Salamon for the year appear in sections 3.1.1 and 3.2.1 respectively.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

3.1 Mr Charles Goodyear

3.1.1 Summary of remuneration arrangements

Mr Goodyear’s fixed remuneration is made up of base salary, retirement benefits and other benefits, and equals 45 per cent of total remuneration when calculated at the target level of performance. The at risk remuneration, made up of short and long-term incentives, equals 55 per cent of total remuneration when calculated at the target level of performance.

The Committee has assessed Mr Goodyear’s performance for the year and has concluded that it was above target (see section 2.2.1 of this note for the assessment in relation to Group KPIs). Accordingly, the value of at risk remuneration, and therefore the percentage of the total that is attributable to at risk remuneration, will be greater than the target percentage.

Summary of fixed and at risk remuneration for the year ended 30 June 2005

Component	Amount (US$)	Further information
Fixed remuneration (Comprising base salary and benefits (including retirement benefits))	2 003 301	see section 3.1.3

At risk remuneration
Cash bonus	1 240 313	see section 3.1.3
Dividend Equivalent Payment value	291 201	See section 3.1.3
Estimated fair value of the Deferred Shares	1 060 302	see section 3.1.3
Notional value of the Performance Shares	558 141	see section 3.1.4

Estimated total remuneration for financial year 2005	5 153 258

3.1.2 Service contract

Mr Goodyear has a single service contract with BHP Billiton Limited and BHP Billiton Plc dated 21 August 2003. It does not contain a fixed term and can be terminated by the Group on 12 months’ notice or by Mr Goodyear on three months’ notice. The Group has the right to immediately terminate the contract by paying Mr Goodyear 12 months’ base salary and the superannuation (or pension) contribution, in lieu of notice.

The rules of the GIS and LTIP cover any entitlements Mr Goodyear might have in relation to short and long-term incentives, including entitlements that have not vested at the date of termination. The rules of those schemes outline the circumstances in which Mr Goodyear (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which Mr Goodyear would be entitled to a cash bonus payment for the performance year in which he leaves the Group. Those circumstances depend on the reason for his departure.

The Committee has discretion in relation to the entitlements of an employee on termination in some circumstances. This will include situations where the employee and the Group reach a mutual decision to part. To provide the Group, its shareholders and Mr Goodyear with as much certainty as possible in relation to the exercise of that discretion, the Committee has determined what Mr Goodyear’s entitlements might be if a mutual decision to part was reached. The Committee has resolved that, providing Mr Goodyear has served as CEO for a minimum of three years, he would be entitled to:

•	any Deferred Shares or Options that had been granted but were not exercisable at the date of departure. The Committee believes that as the performance measures for the grant of these Deferred Shares or Options have already been met, save for the requirement that they be held for two years from the date of grant it is appropriate that they be awarded

•	a cash bonus for the year in which the parting takes place, calculated according to Mr Goodyear’s performance measured against his KPIs and pro-rated to reflect the actual period of service, and

•	a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable, pending satisfaction of Performance Hurdles. The number of entitlements will be pro-rated to reflect Mr Goodyear’s period of service from the date the awards were granted and will only become exercisable if and when the Performance Hurdles are met.

These entitlements would not arise if Mr Goodyear’s contract was terminated for cause or if he resigned. Details of how the GIS and LTIP would operate in those circumstances are set out in the rules, available on the website at

www.bhpbilliton.com/aboutus/annualreports/plc/downloads/GISrules.pdf,

www.bhpbilliton.com/aboutus/annualreports/plc/downloads/LTIPrules.pdf,

www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/GISrules.pdf and

www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/LTIPrules.pdf.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Where the Committee retains discretion in relation to the award of any long or short-term incentives, the rules of the GIS require the Committee to exercise that discretion in good faith and acting reasonably.

Mr Goodyear would be entitled to any accrued entitlement that he may have under the rules of the Retirement Savings Plan at the date of termination as set out in section 3.1.5 below.

3.1.3 Remuneration

Mr Goodyear’s target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of adjusted salary. Group KPIs represented an 80 per cent weighting and personal KPIs 20 per cent. The Committee has assessed the Group’s and Mr Goodyear’s performance for the year and awarded 94.5 per cent of salary as a cash bonus. The Committee has set Mr Goodyear’s KPIs for the year ended 30 June 2006 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent a 70 per cent weighting. Personal KPIs include business growth, project performance, business excellence, corporate strategic issues and senior executive succession planning.

Remuneration for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Retirement benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Share-based compensation long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	FIXED	FIXED	AT RISK	AT RISK	AT RISK		AT RISK	AT RISK
2005	1 312 500	60 801	630 000	1 240 313	291 201	1 060 302	4 595 117	552 711	(212 304)	4 935 524
2004	1 250 000	321 071	600 000	1 070 125	—	934 443	4 175 640	332 087	(370 329)	4 137 398

The notes to this table appear in section 7.2 below.

3.1.4 Share and Option plans

All Shares under award and Options issued form part of Mr Goodyear’s at risk remuneration. The extent to which Shares (save for Deferred Shares and Options) will vest is wholly dependent on the extent to which the Performance Hurdles are met. No Options held are vested but not exercisable, except where stated.

Summary of interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005

Scheme	BHP Billiton Limited Ordinary Shares under option					Exercise price (4) (A$)	First exercise date	Expiry date
	At 1 July 2004	Granted (3)	Exercised	Lapsed	At 30 June 2005
GIS 2004 Options	—	180 613	—	—	180 613	15.39	August 2006	August 2009
GIS 2003 Options	320 725	—	—	—	320 725	11.11	August 2005	August 2008
ESP 2000(1)	722 785	—	—	—	722 785	7.60	3 April 2003	2 April 2010
ESP 1999(1)	351 065	—	—	—	351 065	6.92	23 April 2002	22 April 2009

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Summary of interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005 continued

Scheme	BHP Billiton Limited Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted(3)	Vested	Lapsed	At 30 June 2005
LTIP 2004 Performance	—	500 000	—	—	500 000	August 2009
GIS 2004 Deferred	—	44 601	—	—	44 601	August 2006
GIS 2003 Deferred	28 093	—	—	—	28 093	August 2005
GIS 2003 Performance	112 375	—	—	—	112 375	August 2006
GIS 2002 Performance	180 154	—	—	—	180 154	August 2005
PSP 2001(2)	136 573	—	122 916	13 657	—	1 October 2004

Total	457 195	544 601	122 916	13 657	865 223

(1)	All of the award is exercisable.
(2)	90 per cent of the Shares vested in October 2004, following the end of the performance period, and the BHP Billiton Limited market price was A$14.82. The remaining 10 per cent lapsed. Mr Goodyear exercised 53 600 of the vested Shares on 5 May 2005 when the market price was A$16.50 and 53 600 on 6 May 2005 when the market price was A$16.52. The aggregate gain was A$884 400 and A$885 472 respectively. As at 30 June 2005, Mr Goodyear had not yet exercised the remaining 15 716 vested shares.
(3)	The market price of BHP Billiton Limited Shares on date of grant (3 December 2004) was A$15.28. The fair value per Option, Performance Share and Deferred Share was A$3.80, A$6.85 and A$13.34 respectively. Fair value per Option, Performance Share and Deferred Share was estimated using a Black-Scholes model, a Monte Carlo model and a Net Present Value model respectively. The fair value of Options granted was A$686 329.
(4)	Represents the exercise price payable on Options.

3.1.5 Retirement benefits

Mr Goodyear’s remuneration includes a payment in lieu of a contribution by the Group to a superannuation or pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear may elect to have this paid into a superannuation or pension fund or instead, to defer receipt, subject to the rules of a Retirement Savings Plan established for this purpose. For the year ending 30 June 2005, Mr Goodyear elected to defer receipt into a Retirement Savings Plan which is an unfunded defined contribution plan. The Plan allows him to accumulate these annual payments and to defer receipt until after he retires from the Group. The Plan allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

If Mr Goodyear dies while still employed, a benefit of four times base salary will be payable to his estate. A spouse’s pension equal to two-thirds of one-thirtieth of Mr Goodyear’s pensionable salary at date of death, for each year of service from 1 January 2003 to his normal retirement date (age 60), will be payable for the duration of his spouse’s lifetime. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

If Mr Goodyear leaves due to incapacity, the pension arrangements are the same as for the Specified Executives (see section 4.5 below) save that his ill-health pension will be one-thirtieth for each year of service from 1 January 2003 to his normal retirement date.

3.2 Mr Miklos (Mike) Salamon

3.2.1 Summary of remuneration arrangements

Mr Salamon’s fixed remuneration is made up of base salary, retirement benefits and other benefits and equals 50 per cent of total remuneration when calculated at the target level of performance. The at risk remuneration, made up of short and long-term incentives, equals 50 per cent of total remuneration when calculated at the target level of performance.

The Committee has assessed Mr Salamon’s performance for the year and has concluded that it was above target (see section 2.2.1 of this note for the assessment in relation to the Group KPIs). Accordingly, the value of at risk remuneration, and therefore the percentage of the total that is attributable to at risk remuneration, will be greater than the target percentage.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Summary of fixed and at risk remuneration for the year ended 30 June 2005

Component	Amount (US$)	Further information
Fixed remuneration (Comprising base salary and benefits (including retirement benefits))	2 178 992	see section 3.2.3

At risk remuneration
Cash bonus	1 207 599	see section 3.2.3
Dividend Equivalent Payment value	150 956	see section 3.2.3
Estimated fair value of the Deferred Shares	1 044 711	see section 3.2.3
Notional value of the Performance Shares	543 419	see section 3.2.4

Estimated total remuneration for financial year 2005	5 125 677

3.2.2 Service contract

Mr Salamon has contracts of employment with BHP Billiton Plc and BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc, both dated 1 September 2003.

Mr Salamon’s employment agreements automatically terminate on his 60th birthday. At any time prior to his 60th birthday each service contract can be terminated by either the Group or Mr Salamon providing 12 months’ notice. The Company may make a payment in lieu of notice of 12 months, equal to 150 per cent of base salary. This payment reflects the market practice at the time the terms were agreed.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Salamon to maintain any ongoing participation in relation to the long-term incentive schemes in which he participates in the event of his departure. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

3.2.3 Remuneration

Mr Salamon’s target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of adjusted salary. Group KPIs represented 30 per cent of the total performance measures. Forty per cent of the weighting applied to KPIs in relation to the operating business and the remaining 30 per cent was attributable to personal KPIs. The Committee has assessed the Group’s and Mr Salamon’s performance for the year and awarded 90.8 per cent of salary as a cash bonus. The Committee has set Mr Salamon’s KPIs for the year ended 30 June 2006 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent 35 per cent of the total performance measures. Thirty-five per cent of the weighting will apply to KPIs in relation to the operating business. The remaining 30 per cent is attributable to personal KPIs that include successful integration of WMC Resources Ltd, NPV added value, alignment of business planning with business excellence principles, operating committee performance, operating discipline, performance of key projects and alignment of operating businesses’ strategy to corporate strategy.

Remuneration for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Retirement benefits	Share-based compensation long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK
2005	1 329 998	148 751	1 207 599	150 956	1 044 711	3 882 015	700 243	439 554	(282 732)	4 739 080
2004	1 197 666	42 581	852 089	—	765 602	2 857 938	655 123	398 360	(317 672)	3 593 749

The notes to this table appear in section 7.2 below.

3.2.4 Share and Option plans

All Shares under award form part of Mr Salamon’s at risk remuneration. The extent to which Shares (save for Deferred Shares) will vest is wholly dependent on the extent to which the Performance Hurdles are met.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Summary of interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2005

Scheme	BHP Billiton Plc Ordinary Shares under award						Vesting date
	At 1 July 2004		Granted (3)	Vested	Lapsed	At 30 June 2005
LTIP 2004 Performance	—		300 000	—	—	300 000	August 2009
GIS 2004 Deferred	—		80 151	—	—	80 151	August 2006
GIS 2003 Deferred	89 056		—	—	—	89 056	August 2005
GIS 2003 Performance	89 056		—	—	—	89 056	August 2006
GIS 2002 Performance	193 706		—	—	—	193 706	August 2005
CIP 2001	95 295	(2)	—	—	—	95 295	1 October 2005
RSS 2001(1)	198 163		—	178 347	19 816	—	8 October 2004

Total	665 276		380 151	178 347	19 816	847 264

(1)	90 per cent of the Shares vested in October 2004, following the end of the performance period, and the BHP Billiton Plc market price was £6.21. The remaining 10 per cent lapsed. The Shares were transferred to Mr Salamon on vesting. The aggregate gain was £1 107 535.
(2)	Includes 26 471 Committed Shares invested by Mr Salamon.
(3)	The market price of BHP Billiton Plc Shares on date of grant (3 December 2004) was £5.91. The fair value per Performance Share and Deferred Share was £2.63 and £5.31 respectively. Fair value per Performance Share and Deferred Share was estimated using a Monte Carlo model and a Net Present Value model respectively.

3.2.5 Retirement benefits

Defined Benefit Pension (US dollars)

Amount by which the annual pension entitlement has increased during the year ended 30 June 2005 (1)	Total annual pension entitlement as at 30 June 2005	Estimated capital value (transfer value) of the increase in annual pension entitlement (1)	Estimated capital value (transfer value) of total accrued pension
			at 30 June 2005	at 30 June 2004
66 072	886 665	987 915	9 392 019	7 870 626

(1)	The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The increase in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation.

The increase in accrued pension after making an allowance for inflation of 2.9 per cent (2004: 3 per cent) was US$42 275 (2004: US$58 026) and the transfer value of that increase less the contributions made to the scheme by the Director was US$447 798 (2004: US$594 275).

Mr Salamon completed 20 years of service with the Group (and its predecessor companies) on 1 April 2005 and consequently no further pension benefits will accrue other than to reflect changes in his pensionable salary. He will be entitled to a pension at normal retirement date (age 60), equal to two-thirds of pensionable salary under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. Only base salary is pensionable. At the date of this Report Mr Salamon was 50 years of age.

For service after 1 July 1997 and until 1 April 2005, Mr Salamon has had the right to determine whether his pension provision for that year’s salary under each service contract with BHP Billiton Plc and BHP Billiton Services Jersey Limited is made under a defined benefit or defined contribution arrangement. He has always chosen to take his benefits under a defined benefit arrangement.

If Mr Salamon retires before age 60, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of 4 per cent per annum. In terms of the rules of the scheme all pensions in payment will be indexed in line with the retail price index.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

If Mr Salamon dies while he is still employed, a lump sum benefit of four times base salary and a spouse’s pension of two-thirds of the prospective pension will be payable to his estate.

In the event of death while in retirement, a surviving spouse’s pension of two-thirds of the pension in payment, before the effect of commutation, will be payable.

If Mr Salamon leaves due to incapacity, an ill-health pension of two-thirds base salary will be payable. In the event of his death during ill-health retirement, a spouse’s pension of two-thirds of the ill-health pension will be payable for the duration of his spouse’s lifetime.

4. Specified Executives and Highest Paid Officers (other than Directors)

The Specified Executives of the Group are those executives, other than executive Directors and numbering at least five, who have the greatest authority for managing the Group. They are also the five highest paid executives in the Group. This section contains information relating to that group of executives.

4.1 Service contracts

As outlined in section 2, it is the Group’s policy that service contracts for senior executives have no fixed term but be capable of termination on 12 months’ notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to 12 months’ pays in lieu of notice. Where contracts contain notice periods in excess of 12 months, those contracts reflect market practice at the time the terms were agreed. The service contracts typically outline the components of remuneration paid to the executive but do not prescribe how remuneration levels are to be modified from year to year.

Summary of termination provisions in the service contracts with the Specified Executives

Name	Employing company	Notice period – company	Notice period – employee	Termination provisions (1)
P Aiken R Kirkby M Kloppers C Lynch	BHP Billiton Limited BHP Billiton Limited BHP Billiton Plc BHP Billiton Limited	12 months 12 months 12 months 12 months	6 months 6 months 6 months 6 months	On termination the Company may make a payment in lieu of notice equal to 12 months’ base salary plus the superannuation and retirement benefit contributions for that period

J Fast	BHP Billiton Limited	3 months	3 months	On termination the Company may make a payment in lieu of notice equal to 3 months’ base salary plus a termination payment of 21 months’ base salary

(1)	The Committee has not considered the circumstances in which it would exercise its discretion to allow the executives to maintain any ongoing participation in relation to the long-term incentive schemes in which they participate in the event of their departures. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

4.2 Remuneration

As noted in section 2 above, senior executives’ total remuneration is divided into two components – fixed and at risk. The at risk component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles which contribute to the Group’s overall profitability and performance.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Remuneration of the Specified Executives for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Retirement benefits	Share-based compensation – long-term	Adjustment for Australian GAAP		Total Australian GAAP
	FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK
P Aiken • 2005 • 2004	1 012 656 882 427	920 606 519 032	731 330 642 716	110 279 —	625 190 561 226	3 400 061 2 605 401	365 569 318 556	328 088 291 887	(96 682 (217 196	) )	3 997 036 2 998 648

J Fast • 2005 • 2004	707 053 638 944	— —	651 832 591 726	101 530 —	557 230 516 701	2 017 645 1 747 371	253 832 229 381	259 287 235 198	(103 939 (221 309	) )	2 426 825 1 990 641

R Kirkby • 2005 • 2004	828 823 696 801	1 296 1 272	781 497 630 430	108 201 —	668 076 550 498	2 387 893 1 879 001	303 349 255 029	281 608 201 030	(154 121 (236 536	) )	2 818 729 2 098 524

M Kloppers • 2005 • 2004	864 532 719 262	157 585 158 398	815 409 647 228	114 036 —	705 422 581 534	2 656 984 2 106 422	357 244 320 817	294 075 211 639	(182 713 (267 845	) )	3 125 590 2 371 033

C Lynch • 2005 • 2004	792 855 716 480	24 268 27 272	719 278 613 680	105 297 —	614 887 535 871	2 256 585 1 893 303	275 121 248 619	291 075 234 895	(115 137 (220 089	) )	2 707 644 2 156 728

The notes to this table appear in section 7.2 below.

4.3 Group Incentive Scheme

	Year ended 30 June 2005		Year commencing 1 July 2006
	Total remuneration at risk at the target level of performance	Group measures (weighting of total performance measures)	Group measures (weighting of total performance measures)
P Aiken	42%	25%	35%
J Fast	57%	45%	45%
R Kirkby	56%	30%	35%
M Kloppers	52%	45%	45%
C Lynch	56%	45%	42%

All Specified Executives exceeded their specified target bonus.

Details of the level of participation by the Specified Executives in the GIS in the 2005 financial year are set out below.

4.4 Share and Option plans

All of the Shares under award form part of the executives’ at risk remuneration. There are no Specified Executives with Options.

The extent to which Shares under award (save for Deferred Shares under award) vest will be wholly dependent on the extent to which the Performance Hurdles are met.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

Summary of the Specified Executives’ interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2005 (1)

	At 1 July 2004	Granted	Exercised	Vested	Lapsed	At 30 June 2005
P Aiken (2) • Shares under award	507 008	283 553	—	196 074	13 186	581 301
J Fast (2) • Shares under award	368 733	228 908	—	96 384	10 709	490 548
R Kirkby (2) • Shares under award • Partly Paid Shares	331 380 362 588	282 450 —	— 182 054	74 097 —	8 233 —	531 500 180 534
M Kloppers (3) • Shares under award	409 718	285 548	—	75 764	8 418	611 084
C Lynch (2) • Shares under award	410 980	280 908	—	160 887	10 956	520 045

(1)	Detailed information on the Specified Executives’ interests in incentive plans is set out in note 31.
(2)	BHP Billiton Limited Ordinary Shares under award.
(3)	BHP Billiton Plc Ordinary Shares under award.

4.5 Retirement benefits

For service following 1 January 2003, retirement, death and disability benefits were aligned, where possible, for the Specified Executives as follows:

Retirement benefits: a defined contribution rate was calculated to target a pension accrual of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60. Allowance for a two-thirds spouse’s pension in retirement plus inflation indexation in payment was also incorporated into the calculations. To deliver the retirement promise, the executive is given a choice of funding vehicles including the executive’s current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash gratuity in lieu. The aggregate cost to the Group of exercising these funding choices will not exceed the calculated contribution rate for each executive.

Death-in-service and ill-health benefits: a lump sum of four times base salary and a spouse’s pension of two-thirds of 2.2 per cent of basic salary at death for each year of service from 1 January 2003 to age 60 will be payable. In addition, dependants benefits are payable. If the executive leaves due to incapacity, an ill-health pension of 2.2 per cent for each year of service from 1 January 2003 to age 60 will be payable for the duration of the executive’s life. In both cases, periods of service where the executive elects a cash gratuity are excluded.

In the event of death during ill-health retirement, a spouse’s pension of two-thirds of the ill-health pension will be payable for the duration of the spouse’s lifetime. Additionally, a children’s pension equal to 20 per cent of the ill-health pension will be payable for the first child or 33 per cent if there are two or more children, with the resultant pension amounts to be shared equally between the children, until the first child ceases being in full-time education or the age of 23, whichever occurs first.

Benefits accrued by the executive in retirement arrangements before 1 January 2003 will be payable in addition to those described above.

These arrangements apply to each of the Specified Executives except for Marius Kloppers who retained his previous pension promise of one-thirtieth of base salary for each year of service.

5. Non-executive Directors

5.1 Remuneration policy

The whole of the Board assumes responsibility for establishing the remuneration policy for non-executive Directors. The Remuneration Committee sets the remuneration for the Chairman. The shareholders fix the aggregate sum that can be applied to non-executive Director remuneration including the remuneration of the Chairman. The aggregate sum available to remunerate non-executive Directors is currently A$3 million.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

considerable travel burden imposed on members of the Board. The Board is conscious that just as the Group must set remuneration levels to attract and retain talented executives, so it must also ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to effectively contribute to a high-performing Board. Fees are denominated in US dollars and are reviewed annually.

Non-executive Directors are not eligible to participate in any of the Group’s incentive arrangements.

A standard letter of engagement has been developed for non-executive Directors and is available on the website at www.bhpbilliton.com/aboutus/governance. Dates of appointment appear on pages 31 to 33 in the 2005 BHP Billiton Group Annual Financial Statements.

Each non-executive Director is appointed subject to periodic re-election by the shareholders (see page 36 of the Corporate Governance Statement in the 2005 BHP Billiton Group Annual Financial Statements for an explanation of the re-appointment process). There are no provisions in any of the non-executive Director’s appointment arrangements for compensation payable on early termination of their directorship.

Remuneration for non-executive Directors is reviewed on an annual basis. Following the review of remuneration for 2005 the elements of remuneration, effective 1 September 2005, are as follows:

Non-executive Directors’ remuneration

US dollars	At 1 September 2005	At 1 July 2004
Base fee	100 000	85 000

Plus additional fees for:

Senior Independent Director of BHP Billiton Plc	20 000	20 000

Committee Chairmanship: • Audit • Sustainability and Remuneration • Nomination	40 000 25 000 No additional fees	40 000 25 000 No additional fees

Committee membership: • Audit • Sustainability and Remuneration • Nomination	20 000 15 000 No additional fees	20 000 15 000 No additional fees

Travel allowance: • Greater than three hours but less than 12 • Greater than 12 hours	3 000 7 500	2 000 5 000

Chairman’s remuneration

US dollars	At 1 September 2005	At 1 July 2004
Fees	700 000	450 000

5.2 Remuneration paid

Remuneration for the year ended 30 June 2005

						Subtotal UK GAAP			Total Australian GAAP
US dollars	Fees	Committee Chair fees	Committee member - ship fees	Travel allowances	Other benefits	2005	2004	Retirement benefits (3)	2005	2004
Don Argus	450 000	—	—	15 000	1 847	466 847	244 500	23 388	490 235	257 160
David Brink	85 000	25 000	20 000	29 000	3 924	162 924	100 119	—	162 924	100 119
John Buchanan	105 000	25 000	—	22 000	4 547	156 547	108 500	—	156 547	108 500
Michael Chaney (1)	85 000	—	—	18 000	87	103 087	80 826	4 421	107 508	83 991
Carlos Cordeiro (2)	14 369	—	—	7 000	—	21 369	—	—	21 369	—
David Crawford	85 000	40 000	–	15 000	3 769	143 769	101 000	6 497	150 266	104 561
David Jenkins	85 000	—	35 000	22 000	—	142 000	110 000	—	142 000	110 000
Lord Renwick	85 000	—	15 000	7 000	—	107 000	73 000	—	107 000	73 000
John Schubert	85 000	—	15 000	15 000	1 651	116 651	80 500	5 199	121 850	83 665

(1)	Fees payable to Michael Chaney were paid to his employer Wesfarmers Limited until 12 July 2005, when he retired from that company.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

(2)	Appointed 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished, price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the whole of the period that was available to him to comply. During the period for which Mr Cordeiro did not hold office as a Director he attended meetings by invitation. In addition to the fees disclosed in the table, Mr Cordeiro was paid US$27 542 during the period in which he was not a member of the Board.
(3)	BHP Billiton Limited contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.

5.3 Retirement benefits

The following table sets out the accrued retirement benefits under the now closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars

Name	Completed years of service at 30 June 2005	Increase in lump sum entitlement during the year (1)	Lump sum entitlement at
			30 June 2005	30 June 2004
Don Argus	8	206 991	1 286 761	1 079 770
Michael Chaney	10	54 606	339 742	285 135
David Crawford	11	59 453	361 232	301 779
David Jenkins	5	31 080	219 675	188 595
John Schubert	5	29 685	173 426	143 741

(1)	On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual to the date of closure, together with application of the earnings rate and foreign exchange impact.

6. Aggregate Directors’ Remuneration

Aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with UK Generally Accepted Accounting Principles

US dollars (million)	2005	2004
Emoluments	10	8
Termination payments	0	0
Awards vesting under long-term incentive plans	4	1
Gains on exercise of options	0	1

Total	14	10

7. Appendices

7.1 Summary of long-term incentive plans

The long-term incentive plans in which the executive Directors have unvested or unexercised awards at the date of this Report are summarised in the table below.

	Employee Share Plan 2000 (ESP 2000) (1)	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001) (1)	Medium Term Incentive Plan 2001 (MTI 2001) & Co-Investment Plan 2001 (CIP 2001) (2)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares	Long Term Incentive Plan (LTIP) 2004 Performance Shares
Performance measurement From To	3 April 2000 2 April 2003	1 October 2001 30 September 2004	1 October 2001 30 September 2005	1 July 2002 30 June 2005	1 July 2003 30 June 2006	1 July 2004 30 June 2009

Retesting available (i.e. a further opportunity to test performance after the first performance period has ended)	Yes, monthly until 2 April 2010	No	No	No	No	No

TSR performance condition	BHP Billiton Limited TSR compared to ASX 100 and global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group

Inflationary performance condition	No	Yes (3)	Yes (3)	Yes (4)	Yes (4)	No

Vesting schedule (upper and lower range)	< 41 percentile – 0% > 60 percentile – 100%	< 10th position – 0% > 4th position – 100% (5)	< 10th position – 0% > 4th position – 125% (6)	< 50th percentile – 0% 85th–100 percentile – 100%	< 50th percentile – 0% 85th– 100 percentile – 100%	< = median TSR – 0% Exceeds median TSR (outperformance) – 100% Between median and outperformance – pro-rated between 0% and 100%

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

7.1 Summary of long-term incentive plans continued

	Employee Share Plan 2000 (ESP 2000) (1)	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001) (1)	Medium Term Incentive Plan 2001 (MTI 2001) & Co- Investment Plan 2001 (CIP 2001)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares	Long Term Incentive Plan (LTIP) 2004 Performance Shares
Plan status	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Performance period not yet concluded	Performance period concluded on 30 June 2005 and will vest in August 2005	Performance period not yet concluded	Performance period not yet concluded

Expiry date if exercisable	April 2010 (7)	September 2011 (7)	April 2006 (7)	August 2008	August 2009	August 2014

Comparator Group: (8)
ASX 100	X
Alcan		X	X	X	X	X
Alcoa		X	X	X	X	X
Alumina		X	X	X	X	X
Anglo American		X	X	X	X	X
Arcelor	X
Barrick Gold		X	X	X	X
BG Group						X
BP						X
Compania Vale do Rio Doce		X	X	X	X	X
Conoco Phillips	X	X	X	X	X	X
Corus Group	X
Exxon Mobil						X
Freeport-McMoRan	X	X	X	X	X	X
Impala						X
Inco		X	X	X	X	X
LTV	X
Marathon Oil	X	X	X	X	X	X
Newmont Mining		X	X	X	X	X
Noranda	X	X	X	X	X	X
Norilsk						X
Nucor	X
Phelps Dodge	X	X	X	X	X	X
Placer Dome		X	X	X	X
Rio Tinto	X	X	X	X	X	X
Shell						X
Total Fina Elf	X					X
Unocal	X	X	X	X	X	X
US Steel	X
Woodside Petroleum	X	X	X	X		X
Xstrata				X	X	X

Further details of all incentive plans, including the number of participants in those plans, are contained in note 23.

(1)	Although the awards under this plan have vested, the executive Directors have not yet exercised their awards and still retain an interest in the plan.
(2)	The first performance period ended 30 September 2003. At that time, participants had the option to remain with the plan and enter a second performance period or leave the plan. The second performance period is a further two years ending on 30 September 2005.
(3)	The TSR growth targets will be satisfied if the compound TSR growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

(4)	The EPS growth targets will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.
(5)	The percentage of performance rights that vest under the PSP 2001 will not be greater than the percentage of the Share award that vests under the RSS 2001 and vice versa.
(6)	The first performance period ended on 30 September 2003 when 60 per cent (out of a maximum of 80 per cent) Shares vested. At that time, participants had the option to remain with the plan and enter a second performance period or leave the plan. In respect of the second performance period >4th position will mean 125 per cent of those Shares vest. The percentage of performance rights that vest under the MTI 2001 will not be greater than the percentage of the Share award that vests under the CIP 2001 and vice versa.
(7)	Expiry date will be earlier if employment ceases.
(8)	From publicly available data.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Notes to Financial Statements continued

36 Directors’ and executives’ remuneration continued

7.2 Notes to the remuneration tables for the executive Directors and Specified Executives (Sections 3.1.3, 3.2.3 and 4.2 above)

Dividend Equivalent Payment

Awards of 2004 GIS Deferred Shares and Options (under the amended scheme), 2005 GIS Deferred Shares, Options and 2004 LTIP Performance Shares are entitled to a payment in lieu of dividends. This Dividend Equivalent Payment is equal to the amount that would have been earned over the performance or retention period and will be made on transfer of shares to the participant.

Other benefits

Includes medical insurance, professional fees, payout of unused leave entitlements, life assurance-related benefits, car allowance and relocation allowance and expenses where applicable.

Retirement benefits

Mr Goodyear is entitled to receive 48 per cent of his salary in the form of retirement benefits. He has elected to defer receipt and participate in the Group’s Retirement Savings Plan.

The estimated benefit in respect of pensions includes contributions payable in respect of defined benefit and defined contribution arrangements and actual/notional contributions (for Mr Salamon and the Specified Executives) that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Salamon are set out on page 50 in the 2005 BHP Billiton Group Annual Financial Statements. Mr Salamon’s benefits are fully accrued by 1 April 2005 and therefore the 2005 cost reflects only nine months’ accrual. A new funding valuation has been carried out since the last Report and the 2005 monthly cost of accrual reflects the increased contribution rate based on the revised assumptions adopted.

Deferred Shares

This represents the estimated fair value of Deferred Shares earned in the year. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the Shares that will be issued in the future using the risk-free interest rate for the term of the vesting period.

The actual Deferred Shares will be awarded to Messrs Goodyear and Salamon subject to approval by shareholders at the annual general meetings in 2005. Participants can elect to receive Options instead of Deferred Shares or a combination of both. In the case of Deferred Shares, the only vesting condition is for participants to remain in the employment of the Group for two further years. Accordingly, the number of Shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The value of the Shares forms part of the at risk remuneration appearing throughout the note, which are therefore estimates.

Share-based compensation long term

The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the GIS and LTIP. The estimated value has been calculated using a Monte Carlo simulation methodology taking account of Performance Hurdles. Details of the outstanding awards and awards vesting in the year are set out in sections 3.1.4, 3.2.4 and 4.4 of this note. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period.

Adjustment for Australian GAAP

In accordance with UK GAAP, 100 per cent of the estimated Dividend Equivalent Payments receivable over the vesting period related to the 2004 and 2005 GIS Deferred Shares are included in the remuneration in the column headed ‘Dividend equivalent payment value’. Dividend Equivalent Payments related to the 2004 LTIP performance shares will be recognised in remuneration when the cash payment is received. Under Australian GAAP, total estimated Dividend Equivalent Payments receivable are included over the vesting period.

The column headed ‘Adjustment for Australian GAAP’ represents the difference between the measurement methods. Hence the addition of the columns headed ‘Value of Deferred Shares’, ‘Dividend equivalent payment value’ and ‘Adjustment for Australian GAAP’ represents the remuneration associated with Deferred Shares and Dividend Equivalent payments under Australian GAAP.

2004 equity compensation

Amounts in respect of the estimated value of 2004 equity compensation have been restated and have been calculated on a comparable basis to the valuations performed at 30 June 2005. This restatement is largely due to the application of AASB 1046A which has resulted in the estimated value of awards granted under long-term incentive schemes now being calculated using a Monte Carlo simulation methodology which takes account of Performance Hurdles.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Supplementary information

Supplementary oil and gas information (unaudited)

Reserves and production

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, the assessment of impairments and the assessment of valuation allowances against deferred tax assets) that are based on reserve estimates are also subject to change.

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields proved reserves have been determined before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields other industry-accepted technologies have been used that are considered to provide reasonably certain estimates of productivity. Historically, actual production levels have validated the BHP Billiton Group’s proved reserves estimated by these methods.

The table below details estimated oil, condensate, LPG and gas reserves at 30 June 2005, 30 June 2004 and 30 June 2003 with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty, fuel and flare volumes. Reserves include quantities of oil, condensate and LPG which will be produced under several production and risk sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2005, approximately 12 per cent (2004: 17 per cent; 2003: 19 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil per cent (2004: nil; 2003: nil) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total
Proved developed and undeveloped oil, condensate and LPG reserves (a)
Reserves at 30 June 2002	329.0	160.7	108.9	598.6
Improved recovery	—	—	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	—	—	—	—
Production (b)	(55.1)	(6.6)	(11.7)	(73.4)

Total changes	(2.4)	(8.7)	4.5	(6.6)

Reserves at 30 June 2003	326.6	152.0	113.4	592.0
Improved recovery	—	—	—	—
Revisions of previous estimates	20.2	(2.6)	(9.5)	8.1
Extensions and discoveries	0.4	11.0	1.1	12.5
Purchase/sales of reserves	—	(4.0)	—	(4.0)
Production (b)	(46.3)	(7.6)	(14.1)	(68.0)

Total changes	(25.7)	(3.2)	(22.5)	(51.4)

Reserves at 30 June 2004	300.9	148.8	90.9	540.6
Improved recovery	—	—	—	—
Revisions of previous estimates	24.5	(1.7)	(1.3)	21.5
Extensions and discoveries	7.2	43.5	—	50.7
Purchase/sales of reserves	(9.2)	—	—	(9.2)
Production (b)	(38.7)	(7.6)	(14.7)	(61.0)

Total changes	(16.2)	34.2	(16.0)	2.0

Reserves at 30 June 2005 (c)	284.7	183.0	74.9	542.6

Proved developed oil, condensate and LPG reserves (a)
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2
Reserves at 30 June 2004	201.9	5.4	54.8	262.1
Reserves at 30 June 2005	180.5	18.3	74.5	273.3

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

(a)	In Bass Strait, the North West Shelf, Ohanet and the North Sea, LPG is extracted separately from crude oil and natural gas.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved oil, condensate and LPG reserves include 11.3 million barrels derived from probabilistic aggregation procedures.

(billions of cubic feet)	Australia/Asia (a)	Americas	UK/Middle East	Total
Proved developed and undeveloped natural gas reserves
Reserves at 30 June 2002	4 500.8	154.0	489.2	5 144.0
Improved recovery	—	—	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	—	199.1
Purchases/sales of reserves	—	—	—	—
Production (b)	(189.2)	(21.8)	(79.9)	(290.9)

Total changes	403.8	(6.7)	(70.2)	326.9

Reserves at 30 June 2003	4 904.6	147.3	419.0	5 470.9
Improved recovery	—	—	—	—
Revisions of previous estimates	114.6	2.2	(10.0)	106.8
Extensions and discoveries	51.6	4.6	—	56.2
Purchases/sales of reserves	—	(32.8)	—	(32.8)
Production (b)	(222.9)	(20.5)	(77.0)	(320.4)

Total changes	(56.7)	(46.5)	(87.0)	(190.2)

Reserves at 30 June 2004	4 847.9	100.8	332.0	5 280.7
Improved recovery	—	—	—	—
Revisions of previous estimates	237.3	3.1	(29.9)	210.5
Extensions and discoveries	177.0	27.6	—	204.6
Purchases/sales of reserves	(165.8)	—	—	(165.8)
Production (b)	(275.7)	(14.6)	(57.6)	(347.9)

Total changes	(27.2)	16.1	(87.5)	(98.6)

Reserves at 30 June 2005 (c)	4 820.7	116.9	244.5	5 182.1

Proved developed natural gas reserves
Reserves at 30 June 2002	2 455.1	79.9	481.9	3 016.9
Reserves at 30 June 2003	2 560.4	64.8	397.1	3 022.3
Reserves at 30 June 2004	2 539.7	20.1	310.0	2 869.8
Reserves at 30 June 2005	2 621.4	15.1	239.3	2 875.8

(a)	Production for Australia includes gas sold as LNG and as liquefied ethane.
(b)	Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
(c)	Total proved natural gas reserves include 190.6 billion cubic feet derived from probabilistic aggregation procedures.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

Capitalised costs incurred relating to oil and gas exploration and production activities

The following table shows the aggregate capitalised costs relating to oil and gas exploration and production activities and related accumulated depreciation, depletion, amortisation and impairments.

	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
Capitalised cost
2005
Unproved properties	77	447	9	533
Proved properties	4 588	2 404	3 376	10 368

Total costs (a)(b)	4 665	2 851	3 385	10 901
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 415)	(761)	(2 072)	(5 248)

Net capitalised costs	2 250	2 090	1 313	5 653

2004
Unproved properties	48	392	6	446
Proved properties	4 655	1 693	3 283	9 631

Total costs (a)(b)	4 703	2 085	3 289	10 077
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 509)	(609)	(1 807)	(4 925)

Net capitalised costs	2 194	1 476	1 482	5 152

2003
Unproved properties	31	255	6	292
Proved properties	4 312	1 229	2 961	8 502

Total costs (a)(b)	4 343	1 484	2 967	8 794
less Accumulated depreciation, depletion, amortisation and impairments (a)(b)(c)	(2 373)	(582)	(1 428)	(4 383)

Net capitalised costs	1 970	902	1 539	4 411

(a)	Includes US$286 million (2004: US$286 million; 2003: US$286 million) attributable to prior year revaluations of fixed assets above historical costs and related accumulated amortisation thereof of US$237 million (2004: US$232 million; 2003: US$228 million).
(b)	Includes US$142 million (2004: US$132 million; 2003: US$127 million) attributable to capitalised exploration, evaluation and development expenditures, which would be expensed under US GAAP and related accumulated amortisation thereof of US$91 million (2004: US$89 million; 2003: US$88 million).
(c)	Includes US$8 million (2004: US$8 million; 2003: US$8 million) of exploration costs previously capitalised now written off as impaired, which would not have been written off under US GAAP.

Costs incurred relating to oil and gas exploration and production activities

The following table shows costs incurred relating to oil and gas exploration and production activities (whether charged to expense or capitalised). Amounts shown include interest capitalised.

Property acquisition costs represent costs incurred to purchase or lease oil and gas properties. Exploration costs include costs of geological and geophysical activities and drilling of exploratory wells. Development costs were all incurred to develop booked proved undeveloped reserves.

	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
2005
Acquisitions of unproved property	—	2	—	2
Exploration (a)	67	292	19	378
Development	238	669	78	985

Total costs (b)	305	963	97	1 365

2004
Acquisitions of unproved property	—	27	—	27
Exploration (a)	57	242	14	313
Development	353	426	137	916

Total costs (b)	410	695	151	1 256

2003
Acquisitions of unproved property	—	18	—	18
Exploration (a)	41	155	28	224
Development	304	315	236	855

Total costs (b)	345	488	264	1 097

(a)	Represents gross exploration expenditure.
(b)	Total costs include US$1 165 million (2004: US$1 080 million; 2003: US$943 million) capitalised during the year.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

Results of operations from oil and gas producing activities

The following information is similar to the disclosures in note 4 to the financial statements ‘Analysis by business segment’ but differs in several respects as to the level of detail and geographic presentation. Amounts shown in the following table exclude interest income and borrowing costs, and general corporate administrative costs. Petroleum general and administrative costs relating to oil and gas activities are included.

Income taxes were determined by applying the applicable statutory rates to pre-tax income with adjustments for permanent differences and tax credits. Certain allocations of tax provisions among geographic areas were necessary and are based on management’s assessment of the principal factors giving rise to the tax obligation.

Revenues are reflected net of royalties but before deduction of production taxes. Revenues include sales to affiliates but amounts are not significant.

	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
2005
Oil and gas revenue	2 693	441	838	3 972
Production costs	(328)	(58)	(109)	(495)
Exploration expenses (a)	(38)	(149)	(15)	(202)
Depreciation, depletion and amortisation (a)	(213)	(150)	(237)	(600)
Production taxes	(627)	(33)	(22)	(682)

	1 487	51	455	1 993
Income taxes	(460)	(21)	(181)	(662)

Results of oil and gas producing activities (b)	1 027	30	274	1,331

2004
Oil and gas revenue	2 171	350	706	3 227
Production costs	(240)	(46)	(114)	(400)
Exploration expenses (a)	(36)	(131)	(14)	(181)
Depreciation, depletion and amortisation (a)	(188)	(143)	(244)	(575)
Production taxes	(524)	(26)	(4)	(554)

	1 183	4	330	1 517
Income taxes	(330)	(6)	(121)	(457)

Results of oil and gas producing activities (b)	853	(2)	209	1 060

2003
Oil and gas revenue	2 131	289	541	2 961
Production costs	(297)	(50)	(86)	(433)
Exploration expenses (a)	(25)	(101)	(28)	(154)
Depreciation, depletion and amortisation (a)	(193)	(138)	(219)	(550)
Production taxes	(523)	(15)	(5)	(543)

	1 093	(15)	203	1 281
Income taxes	(342)	9	(75)	(408)

Results of oil and gas producing activities (b)	751	(6)	128	873

(a)	Exploration expenses exclude capitalised exploration, evaluation and development expenditures of US$11 million (2004: US$5 million; 2003: US$2 million) which would have been expensed under US GAAP. In a related manner, depreciation is higher in 2005 by US$1 million (2004: US$1 million; 2003: US$1 million) than that determined under US GAAP. In addition, exploration expenses include US$nil (2004: US$nil; 2003: US$8 million) of expenditure previously capitalised now written off which would not have not been written off under US GAAP.
(b)	Amounts shown exclude general corporate overheads and, accordingly, do not represent all of the operations attributable to the Petroleum segment presented in note 3 to the financial statements. There are no equity minority interests.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves (‘Standardised measure’)

The purpose of this disclosure is to provide data with respect to the estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas.

The Standardised measure is based on the BHP Billiton Group’s estimated proved reserves, (as presented in the section ‘Reserves’) and this data should be read in conjunction with that disclosure, which is hereby incorporated by reference into this section. The Standardised measure is prepared on a basis which presumes that year end economic and operating conditions will continue over the periods in which year end proved reserves would be produced. The effects of future inflation, future changes in exchange rates and expected future changes in technology, taxes and operating practices have not been included.

The Standardised measure is prepared by projecting the estimated future annual production of proved reserves owned at period end and pricing that future production at prices in effect at year end to derive future cash inflows. Future price increases may be considered only to the extent that they are provided by fixed contractual arrangements in effect at year end and are not dependent upon future inflation or exchange rate changes.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

Future cash inflows are then reduced by future costs of producing and developing the year end proved reserves based on costs in effect at year end without regard to future inflation or changes in technology or operating practices. Future development costs include the costs of drilling and equipping development wells and construction of platforms and production facilities to gain access to proved reserves owned at year end. They also include future costs, net of residual salvage value, associated with the abandonment of wells, dismantling of production platforms and restoration of drilling sites. Future cash inflows are further reduced by future income taxes based on tax rates in effect at year end and after considering the future deductions and credits applicable to proved properties owned at year end. The resultant annual future net cash flows (after deductions of operating costs including resource rent taxes, development costs and income taxes) are discounted at 10 per cent per annum to derive the Standardised measure.

There are many important variables, assumptions and imprecisions inherent in developing the Standardised measure, the most important of which are the level of proved reserves and the rate of production thereof. The Standardised measure is not an estimate of the fair market value of the BHP Billiton Group’s oil and gas reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated future changes in prices, costs and exchange rates, anticipated future changes in secondary tax and income tax rates and alternative discount factors representing the time value of money and adjustments for risks inherent in producing oil and gas.

	Australia/Asia	Americas	UK/Middle East	Total
	US$M	US$M	US$M	US$M
Standardised measure
2005
Future cash inflows	29 356	10 107	4 749	44 212
Future production costs	(10 402)	(1 242)	(1 146)	(12 790)
Future development costs (a)(b)	(3 467)	(1 633)	(326)	(5 426)
Future income taxes	(4 583)	(1 962)	(1 101)	(7 646)

Future net cash flows	10 904	5 270	2 176	18 350
Discount at 10% per annum	(4 989)	(1 956)	(473)	(7 418)

Standardised measure	5 915	3 314	1 703	10 932

2004
Future cash inflows	24 463	5 747	3 973	34 183
Future production costs	(8 298)	(818)	(984)	(10 100)
Future development costs (a)(b)	(2 874)	(1 302)	(307)	(4 483)
Future income taxes	(3 888)	(978)	(801)	(5 667)

Future net cash flows	9 403	2 649	1 881	13 933
Discount at 10% per annum	(4 444)	(1 019)	(449)	(5 912)

Standardised measure	4 959	1 630	1 432	8 021

2003
Future cash inflows	21 689	4 992	4 107	30 788
Future production costs	(7 922)	(837)	(1 013)	(9 772)
Future development costs	(2 945)	(1 326)	(242)	(4 513)
Future income taxes	(3 143)	(865)	(620)	(4 628)

Future net cash flows	7 679	1 964	2 232	11 875
Discount at 10% per annum	(3 816)	(745)	(856)	(5 417)

Standardised measure	3 863	1 219	1 376	6 458

(a)	Total future dismantlement, abandonment and rehabilitation obligations at 30 June 2005 are estimated to be US$1 332 million and this amount has been included in the Standardised measure calculation.
(b)	Future costs to develop proved undeveloped reserves over the next three years are expected to be US$1 217 million (2006), US$907 million (2007) and US$457 million (2008).

Changes in the Standardised measure are presented in the following table. The beginning of year and end of year totals are shown after reduction for income taxes and these, together with the changes in income tax amounts, are shown as discounted amounts (at 10 per cent per annum). All other items of change represent discounted amounts before consideration of income tax effects.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are
presented in US dollars and prepared in accordance with UK GAAP

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

	2005	2004	2003
	US$M	US$M	US$M
Changes in the Standardised measure
Standardised measure – beginning of period	8 021	6 458	5 480
Revisions:
Prices, net of production costs	4 672	2 584	1 041
Revisions of quantity estimates (a)	397	87	971
Accretion of discount	1 136	912	789
Changes in production timing and other (b)	(675)	(115)	(1 020)

	13 551	9 926	7 261
Sales of oil and gas, net of production costs	(2 795)	(2 273)	(1 985)
Sales of reserves-in-place	(230)	(23)	—
Development costs incurred which reduced previously estimated development costs	985	916	855
Extensions and discoveries, net of future costs	751	155	577
Changes in future income taxes	(1 330)	(680)	(250)

Standardised measure – end of period	10 932	8 021	6 458

(a)	Changes in reserves quantities are shown in the Oil and Gas Reserves tables.
(b)	Includes the effect of foreign exchange and changes in future development costs.

Production

The table below details the historical net crude oil and condensate, natural gas, LNG, LPG and ethane production by region for the three years ended 30 June 2005, 30 June 2004 and 30 June 2003. Volumes and tonnages of marketable production are reported, after deduction of applicable royalties, fuel and flare.

	2005	2004	2003
Crude oil and condensate production (millions of barrels)
Australia/Asia	31.1	38.9	48.0
Americas	7.6	7.5	7.1
Europe/Middle East	12.1	11.6	10.8

Total	50.8	58.0	65.9

Natural gas production (billions of cubic feet)
Australia/Asia (Domestic)	189.8	165.3	126.4
Australia/Asia (LNG) (leasehold production) (a)	83.1	60.8	62.0
Americas	15.0	20.6	20.6
Europe/Middle East	57.8	77.6	72.2

Total	345.7	324.3	281.2

Liquefied petroleum gas (LPG) production (b) (thousand tonnes)
Australia/Asia (leasehold production)	640.1	652.8	644.2
Europe/Middle East (leasehold production)	220.0	200.7	98.9

Total	860.1	853.5	743.1

Ethane production (thousand tonnes)
Australia/Asia (leasehold production)	101.5	94.3	94.9

Total petroleum products production (millions of barrels of oil equivalent) (c)	119.0	122.5	121.8

Average sales price
Oil and condensate (US$ per barrel)	47.16	32.24	28.14
Natural gas (US$ per thousand cubic feet)	2.98	2.62	2.21

Average production cost (d)
US$ per barrel of oil equivalent (including resource rent tax and other indirect taxes)	9.89	7.78	8.01
US$ per barrel of oil equivalent (excluding resource rent tax and other indirect taxes)	4.16	3.27	3.55

(a)	LNG consists primarily of liquefied methane.
(b)	LPG consists primarily of liquefied propane and butane.
(c)	Total barrels of oil equivalent (boe) conversions based on the following:

6 000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

(d)	Average production costs include direct and indirect production costs relating to the production and transportation of hydrocarbons to the point of sale. This includes shipping where applicable. Average production costs have been shown including and excluding resource rent tax and other indirect taxes and duties. Average production costs also include the foreign exchange effect of translating local currency denominated costs and secondary taxes into US dollars.

BHP BILLITON GROUP ANNUAL FINANCIAL STATEMENTS

Unless otherwise indicated, these financial statements are

presented in US dollars and prepared in accordance with UK GAAP

Supplementary information continued

Supplementary oil and gas information (unaudited) continued

Accounting for suspended exploratory well costs

Refer to Accounting Policies “Exploration, evaluation and development expenditure” for a discussion of the accounting policy applied to the cost of exploratory wells. Suspended wells are also reviewed in this context.

The adoption of FSP 19-1 “Accounting for suspended well costs” prospectively from 1 July 2002 would not have material effect on the results of operations for the financial years ended 30 June 2003, 2004 and 2005 respectively.

The following table presents the changes to capitalised exploratory-well costs that were pending the determination of proved reserves for the three years ended 30 June 2005, 30 June 2004 and 30 June 2003.

	2005	2004	2003
Movement in capitalised exploratory well costs
Balance at the beginning of period	202.9	159.1	82.3
Additions to capitalised exploratory well costs pending the determination of proved reserves	121.9	82.2	93.6
Capitalised exploratory well costs charged to expense	(2.5)	(5.4)	(8.0)
Reclassifications to development	(62.7)	(33.0)	(10.2)
Other changes	(2.2)	—	1.4

Balance at the end of the year	257.4	202.9	159.1

The following table provides an aging of capitalised exploratory-well costs, based on the date the drilling was completed, and the number of projects for which exploratory well costs have been capitalised for a period greater than one year since the completion of drilling:

	2005	2004	2003
Ageing of capitalised exploratory well costs
Exploratory well costs capitalised for a period of one year or less	205.6	137.1	125.7
Exploratory well costs capitalised for a period greater than one year	51.8	65.8	33.4

Balance at the end of the year	257.4	202.9	159.1

Number of projects that have been capitalised for a period greater than one year	5	5	2

At 30 June 2005 there were no exploratory wells in areas where major capital expenditures will be required and no further exploratory drilling is planned.

Included in capitalised exploratory well costs at 30 June 2005 was $10.8 million related to exploratory wells that were associated with areas not requiring major capital expenditure before production could begin, where more than one year has elapsed since the completion of drilling. These wells form part of the North West Shelf joint ventures long term development plans and will be developed when reserves are required.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrants certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused this Amendment No.1 to this annual report to be signed on their behalf by the undersigned, thereunto duly authorised.

Date: 10 November 2005

/s/ CHRISTOPHER LYNCH

(Signature)

Chief Financial Officer

(Title)